Uber

2026 PROXY STATEMENT
AND NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS

Uber's Mission

We reimagine the way the world moves for the better

Movement is what we power. It's our lifeblood. It runs through our veins. It's what gets us out of bed each morning. It pushes us to constantly reimagine how we can move better. For you. For all the places you want to go. For all the things you want to get. For all the ways you want to earn. Across the entire world. In real time. At the incredible speed of now.


Letter from the Chairperson of the Board



> **2025 was another strong operating year–Uber's fifth consecutive year of 20%+ annual Gross Bookings growth.**[1]



Dear Stockholders,

On behalf of our entire Board, we thank you for your continued support of Uber. 2025 was another strong operating year–Uber's fifth consecutive year of 20%+ annual Gross Bookings growth. [1] Very few companies are able to generate this much growth at this scale, and we're proud of the execution and innovation that has brought us to this point. In September, Uber joined the S&P 100, reflecting our scale and financial strength. We entered 2026 with substantial momentum, a scaled and profitable platform, and a clear operating framework to continue driving durable growth.

During 2025, we deployed capital in a disciplined manner, including growing share repurchases and strategic investments in autonomous vehicle (AV) technologies. We believe this balanced approach to capital allocation supports both near-term performance and long-term value creation.

We advanced our AV program in 2025 with multiple new partnerships and deployments. Autonomy fundamentally amplifies the strengths of our existing platform: global scale, deep demand density, sophisticated marketplace technology, and decades of experience matching millions of trips in real time. We remain confident that AVs will unlock a massive long-term opportunity for the Company.

Today, we facilitate over 40 million trips per day in over 70 countries, support flexible earning opportunities for 9.7 million Drivers and Couriers, and partner with over 1.3 million monthly Merchants worldwide.

From a governance perspective, we continued to strengthen Board and leadership depth. We welcomed Nikesh Arora as an independent director and are benefiting from his expertise in cybersecurity and artificial intelligence. We believe few leaders are as well positioned as Nikesh to augment the Board's oversight in these areas, strengthening our platform resilience and supporting long-term stockholder value. We also welcomed Andrew Macdonald into the role of President and Chief Operating Officer, and we successfully completed a Chief Financial Officer transition, welcoming Balaji Krishnamurthy.

I would like to take this opportunity to offer my heartfelt thanks to our colleague David Trujillo, who will transition off our Board following the 2026 Annual Meeting. David has served on our Board since 2017, prior to our IPO, and his insight and dedication have been invaluable for the Company.

We remain as committed as ever to serving our stockholders and the millions of people who interact with our platform every day. Thank you for your investment and partnership as we continue to build the future of Uber.

Sincerely,

Ronald Sugar
Independent Chairperson
of the Board of Directors

[1]   Gross Bookings growth on a constant currency basis.

Notice of 2026 Annual Meeting of Stockholders

Meeting Information

DATE & TIME	LOCATION	RECORD DATE
May 4, 2026	**Virtual**	**March 12, 2026**
08:00 a.m. Pacific Time	A live webcast of the Annual Meeting will be available at www.virtualshareholdermeeting.com/UBER2026	

Items of Business

Board's Recommendations

01 To elect the ten director nominees named in this proxy statement. ✔ **FOR**

02 To approve, by non-binding vote, the compensation paid to the Company's named executive officers (NEOs) as disclosed in this proxy statement (Say-on-Pay vote). ✔ **FOR**

03 To approve, by non-binding vote, the frequency of future Say-on-Pay votes. ✔ **FOR ANNUAL VOTE**

04 To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026. ✔ **FOR**

To transact such other business as may properly come before the 2026 Annual Meeting of Stockholders.

To Vote Prior to Annual Meeting



BY INTERNET

Go to www.proxyvote.com and follow the instructions



BY TELEPHONE

Call 1-800-690-6903



BY MAIL

Sign, date, and return your proxy card in the postage-paid envelope

Stockholders may participate in the 2026 Annual Meeting of Stockholders by logging in at www.virtualshareholdermeeting.com/UBER2026.

Please see pages 4 and 85 of this proxy statement for additional information regarding participation in the virtual meeting.

Your vote is very important to us. You can be sure your shares are represented at the meeting if you are a stockholder of record by promptly voting electronically over the internet or by telephone or by returning your completed proxy card in the pre-addressed, postage-paid return envelope (which will be provided to those stockholders who request to receive paper copies of these materials by mail). If your shares are held in street name, return your completed voting instruction card to your broker. If, for any reason, you desire to revoke or change your proxy, you may do so at any time prior to 11:59 p.m. Eastern Time on May 3, 2026. The proxy is solicited by the Board of Directors of Uber Technologies, Inc. This proxy statement is first being sent to stockholders on or about March 23, 2026.

We cordially invite you to attend the meeting.

By Order of the Board of Directors,



Tony West

Chief Legal Officer and Corporate Secretary

San Francisco, CA
March 23, 2026

Important Information About Uber's Virtual Annual Meeting

Uber's 2026 Annual Meeting of Stockholders (Annual Meeting) will be conducted virtually, via live webcast. As a global company with stockholders located around the world, we are focused on providing convenient access and promoting attendance and participation. The Board of Directors (Board) believes that a virtual format enhances attendance and active participation regardless of where a stockholder lives. Similar to prior years, stockholders without an internet connection or a computer will be able to listen to the meeting by calling a toll-free telephone number.

We also intend to provide stockholders with the opportunity to communicate with the Board and management by submitting questions before and during the meeting on the virtual portal. A recording of the Annual Meeting will be available on our Investor Relations website for one year following the Annual Meeting.

If you were a holder of record of Uber common stock at the close of business on March 12, 2026, you are entitled to participate in the Annual Meeting on May 4, 2026. Below are some frequently asked questions regarding our Annual Meeting.

How can I view and participate in the Annual Meeting? To participate, visit www.virtualshareholdermeeting.com/UBER2026 and log in with your 16-digit control number included in your proxy materials.

When can I join the virtual Annual Meeting? You may begin to log in to the meeting platform beginning at 7:45 a.m. Pacific Time on May 4, 2026. The meeting will begin promptly at 8:00 a.m. Pacific Time on May 4, 2026.

How can I ask questions and vote? We encourage you to submit your questions and vote in advance by visiting www.proxyvote.com. Stockholders may also vote and submit questions virtually during the meeting (subject to time restrictions and to our Rules of Conduct). To participate in the meeting webcast, visit www.virtualshareholdermeeting.com/UBER2026.

What if I lost my 16-digit control number? You will be able to log in as a guest. To view the meeting webcast, visit www.virtualshareholdermeeting.com/UBER2026 and register as a guest. If you log in as a guest, you will not be able to vote your shares or ask questions during the meeting.

What if I don't have internet access? Please call 877-550-1810 (toll-free) or 848-488-9120 (international) to listen to the meeting proceedings. You will not be able to vote your shares or ask questions during the meeting.

What if I experience technical difficulties? Please call 844-986-0822 (U.S.) or 303-562-9302 (international) for assistance.

Where can I find additional information? For additional information about how to attend the Annual Meeting, please see "Additional Information," starting on page 85, which includes our Rules of Conduct for our Annual Meeting.



If there are questions pertinent to meeting matters that cannot be answered during the Annual Meeting due to time constraints, management will post answers to a representative set of such questions at investor.uber.com. The questions and answers will remain available until Uber's 2027 Proxy Statement is filed. We also encourage you to read our Annual Report on Form 10-K available at www.proxyvote.com.



Your vote is important to us!
Please vote today at www.proxyvote.com

Table of Contents

Forward-looking statements

This proxy statement contains forward-looking statements regarding our corporate performance objectives and future business expectations, including, but not limited to, our goals related to electrification, waste reduction, and safety improvement, as well as our ambitions related to the expansion of our AV platform and market presence, and related time frames. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "hope," "intend," "may," "might," "objective," "ongoing," "plan," "potential," "predict," "project," "should," "target," "will," or "would" or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. These risks, uncertainties, and other factors relate to, among others: our anticipated investments in new products and offerings, our ability to maintain and enhance our brand and reputation, our expectations regarding financial performance, including but not limited to revenue, achieving or maintaining profitability, and other results of operations, our ability to support the development and deployment of AV technology, our expected growth in the number of platform users, and our ability to promote our brand and attract and retain platform users, competition, and managing our growth and corporate culture, other legal and regulatory developments, particularly with respect to our relationships with Drivers and Couriers and global economic conditions, including rising inflation and interest rates. For additional information on other potential risks and uncertainties that could cause actual results to differ from the results predicted, please see our Annual Report on Form 10-K for the year ended December 31, 2025, and subsequent quarterly reports and other filings made with the Securities and Exchange Commission from time to time. All information provided in this proxy statement is as of the date of this proxy statement, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. Undue reliance should not be placed on the forward-looking statements in this proxy statement, which are based on information available to us on the date hereof. We undertake no duty to update this information unless required by law.

Voting Agenda



PROPOSAL
01

Election of Directors

The Board recommends a vote "FOR" each of the director nominees listed in this proxy statement to hold office until the 2027 Annual Meeting of Stockholders and until their successors are elected.

 See **page 20** for more information



PROPOSAL
02

Advisory Vote to Approve 2025 Named Executive Officer Compensation

The Board recommends a vote "FOR" the approval, on a non-binding advisory basis, of the 2025 compensation of our named executive officers (NEOs) (Say-on-Pay vote).

 See **page 40** for more information





PROPOSAL 03

Advisory Vote to Approve the Frequency of Future Advisory Say-on-Pay Votes

The Board recommends a vote for the approval, on a non-binding advisory basis, of an "ANNUAL" advisory Say-on-Pay vote.

 See **page 41** for more information



PROPOSAL 04

Ratification of Appointment of Independent Registered Public Accounting Firm

The Board recommends a vote "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2026.

 See **page 83** for more information

Proxy Statement Summary

2025 Platform Highlights

Autonomous Vehicles

Continued progress with our more than 25 AV partners, including live Mobility deployments in seven cities globally. AVs on Uber's network are delivering high utilization and low wait times relative to other live deployments.

Cross-Platform

Roughly 20% of Uber customers use both Mobility and Delivery offerings monthly in active markets, and 40% now use multiple products monthly. Consumers who engage across the platform have 35% higher retention rates and spend 3x as much as those who don't.





Membership

Reached 46 million members, growing +55% year-over-year, with Uber One now live in 47 countries. Launched several new features including Family Sharing, vehicle upgrades, and exclusive member promotions.

Advertising

Surpassed well over $2 billion in annualized revenue, growing +50% year-over-year, driven by continued strong adoption of Sponsored Listings and the expansion of Sponsored Items.





A Global Tech Platform at Massive Scale



70+
Countries[1]

15K+
Cities[1]

$193.5B
Gross Bookings

+20%[2]
year-over-year

13.6B
Trips

+20%
year-over-year

202M
MAPCs as of Q4 2025

+18%
year-over-year





[1] Based on our internal definition of a city, which includes metropolitan areas that include several cities. Countries and cities metrics as of December 31, 2025.

[2] Growth percentage for Gross Bookings reflected on a constant currency basis.

Nominees for Board of Directors

You are being asked to vote on the election of the ten directors listed below. Additional information about each nominee's background and experience can be found beginning on page 21.



Ronald Sugar | 77

Former Chairman and CEO, Northrop Grumman

Board Tenure: 7.6 years
Committee Memberships:
Nominating and Governance (Chair); Compensation



Dara Khosrowshahi | 56

CEO, Uber

Board Tenure: 8.6 years
Committee Memberships:
None



Revathi Advaithi | 58

CEO, Flex Ltd.

Board Tenure: 5.7 years
Committee Memberships:
Audit



Turqi Alnowaiser | 49

Deputy Governor and Head of International Investments Division, The Public Investment Fund

Board Tenure: 2.4 years
Committee Memberships:
Audit



Nikesh Arora | 58

Chairman and CEO, Palo Alto Networks, Inc.

Board Tenure: 0.8 years
Committee Memberships:
Nominating and Governance; Compensation



Ursula Burns | 67

Co-founder, Integrum Holdings LP; Former Chairman and CEO, VEON Ltd.

Board Tenure: 8.5 years
Committee Memberships:
Audit;
Nominating and Governance



Robert Eckert | 71

Operating Partner, FFL Partners LLC; Former CEO, Mattel

Board Tenure: 6.0 years
Committee Memberships:
Nominating and Governance; Compensation (Chair)



Amanda Ginsberg | 56

Operating Partner, Advent International, L.P.; Former CEO, Match Group, Inc.

Board Tenure: 6.1 years
Committee Memberships:
Nominating and Governance; Compensation



John Thain | 70

Founding Partner, Pine Island Capital Partners LLC; Former Chairman and CEO, CIT Group

Board Tenure: 8.5 years
Committee Memberships:
Audit (Chair)



Alexander Wynaendts | 65

Former CEO and Chairman, Aegon NV

Board Tenure: 5.0 years
Committee Memberships:
Audit

   Chair   ⬤ Independent

Note: Age and Board tenure measured as of March 23, 2026.

Corporate Governance Highlights

We strive to maintain the highest governance standards in our business. Our commitment to effective corporate governance is illustrated by the following practices:

What We Do

- ✔ Independent chairperson
- ✔ Fully independent Audit, Compensation, and Nominating and Governance Committees that meet at least quarterly
- ✔ Annual elections for all directors
- ✔ Directors elected by majority vote in uncontested elections
- ✔ Board oversight of management succession planning
- ✔ Board, committee, and individual director evaluation process
- ✔ Stock ownership guidelines for directors and executive officers
- ✔ Incorporate performance metrics tied to our values into executive compensation, including goals related to safety and electrification
- ✔ Clawback Policy in our executive compensation program that exceeds the Securities and Exchange Commission (SEC) and New York Stock Exchange (NYSE) requirements
- ✔ Permit stockholders who own at least 25% of the aggregate voting power of our securities and satisfy other requirements set forth in our bylaws to call a special meeting
- ✔ Proxy access that allows a stockholder or a group of up to 20 stockholders continuously holding at least 3% of our voting stock for three years or more to nominate up to two directors or 20% of our Board

What We Don't Do

- ✘ Dual class stock
- ✘ Allow hedging of Uber stock by directors or employees
- ✘ Allow pledging of Uber stock by directors or employees for margin loans or similar speculative transactions
- ✘ Have a stockholder rights plan (poison pill)
- ✘ Have a classified board
- ✘ Require a supermajority vote to amend our bylaws or certificate of incorporation
- ✘ Require a supermajority vote to remove directors

Board Oversight

It is imperative that Uber's Board has the skills, knowledge, and expertise to oversee issue areas that are most important to our stockholders. Our Board recognizes that effective management of and governance over Uber's fundamental risks and opportunities is key to our long-term success as a company and delivering value to our stockholders. Our Board is actively engaged in overseeing such risks and opportunities so that they can effectively provide feedback on our overall strategy, commitments, and specific risks that may arise from our business and operations.

The chart below summarizes the Board and each committee's primary responsibility over these key areas:

	Audit	Compensation	Nominating & Governance	Full Board
Artificial Intelligence				✔
Autonomous Vehicles	✔			✔
Cybersecurity	✔			✔
Data Privacy				✔
Driver & Courier Well-being				✔
Electrification & Waste Reduction			✔	✔
Ethics & Compliance	✔			✔
Human Capital Management		✔		✔
Regulatory Environment	✔			✔
User Safety	✔			✔

Below is a summary of the primary **oversight responsibilities of the Board** and its committees for each area of focus.

 **Artificial Intelligence**	Uber's Board receives regular updates on the Company's use and governance of AI, including material developments related to strategy, risk management, and regulatory engagement. This layered oversight structure enables Uber to support innovation while continually strengthening accountability, transparency, and adaptability as AI technologies evolve.
 **Autonomous Vehicles**	Uber's management, including our Global Head of Autonomous Mobility & Delivery, regularly updates our Board on a range of topics, such as Uber's autonomous mobility and delivery growth and strategy, the industry landscape, domestic and international engagements, and the expansion of current AV partnerships. The Audit Committee also receives reports related to AVs and briefs the full Board on these matters.
 **Cybersecurity**	Our Board oversees our efforts to address cybersecurity risk through the oversight of our senior management team, and Uber's risk profile with respect to cybersecurity matters, through regular reports and reviews. Uber's Chief Information Security Officer, reporting into Uber's Chief Technology Officer, has primary oversight of the cybersecurity program and provides reports to the Audit Committee every quarter. These reports may cover various cybersecurity activities, including threat and vulnerability assessments, security improvements, evaluations of the cybersecurity impact of our products, and coordination of efforts to monitor, detect, and prevent cyberthreats to the Company.
 **Data Privacy**	Uber's Chief Privacy Officer reports to the Board at least annually. These reports may cover various topics including enterprise privacy and AI governance risk, regulatory compliance, data protection strategy, cybersecurity alignment, third-party and cross-border data risk, incident readiness, and emerging global privacy and AI regulatory trends.
 **Driver & Courier Well-being**	Throughout the year, the Board receives regular updates on Driver and Courier well-being. Updates include—but are not limited to—how well we are responding to feedback from Drivers and Couriers, how well our app improvements support their work, and how we are working to enhance their safety and well-being on the platform. In addition, Driver and Courier well-being goals are incorporated into our executives' annual cash bonus plan.
 **Electrification & Waste Reduction**	The Board and the Nominating and Governance Committee oversee our approach to our electrification and waste-reduction strategies. Both the full Board and the Nominating and Governance Committee periodically receive updates on Uber's strategy and progress toward achieving its electrification and waste-reduction goals, as well as on policy and regulatory trends at the local, state, and national levels concerning climate and emissions-related developments.
 **Ethics & Compliance**	The Audit Committee oversees a variety of ethics and compliance matters and receives regular reports from the Chief Ethics, Compliance & Security Officer. These reports include updates on our compliance with applicable laws and regulations and our compliance framework and program development, including oversight of our systems and controls for ethical behavior and the prevention of bribery. Additionally, the Audit Committee is informed of and oversees the investigation and follow-up (including disciplinary action) of any instances of material non-compliance, including violations of Uber's Business Conduct Guide. This oversight includes the review of any ongoing examinations by regulatory authorities and the Company's response. The Audit Committee regularly briefs the entire Board on these matters.
 **Human Capital Management**	The Compensation Committee is actively engaged in overseeing our people and culture strategy. The Compensation Committee regularly reviews and reports to the Board on a broad range of human capital management topics, including talent management, culture, employee engagement, development, and retention, among other topics.
 **Regulatory Environment**	The Board and Audit Committee oversee risk management, including Uber's compliance with applicable laws and regulations. The Board receives regular updates from our Chief Legal Officer and our Chief Marketing Officer and SVP, Public Affairs. Regulatory issues are also discussed with the Board multiple times each year through our Enterprise Risk Management program.
User Safety	The Board receives regular updates and is actively engaged in user safety. The Board and Audit Committee oversee risk management, including user safety. The Board and management deeply understand the importance of safety, which is why safety is tied to our Company values and is a performance metric included in our executive compensation program. Our Head of Safety reports to the Board on Uber's Safety Management System, including updates on Uber's safety policies, safety risk management, controls, and safety assurance, including reporting on critical safety incidents like motor vehicle fatalities, physical assault fatalities, and critical sexual assaults.

Board of Directors' Role in Safety Oversight

The Board maintains active oversight of safety through regular reporting to the full Board and its committees, embedding safety within the Company's enterprise risk management framework, aligning executive compensation with safety performance metrics, and engaging with stockholders and independent advisors.

Uber's governance evolution

When we made "Stand for safety" a core value at Uber, we committed to building a culture where safety guides how we operate, grow, and evolve. That commitment has developed alongside the structural and governance reforms our Board of Directors instituted as we transitioned from a venture-backed private company to a large-cap public company.

Uber is now available in over 70 countries, and our market cap has grown. As we scale, we have continued to strengthen oversight structures, transparency, and governance practices to match our expanding global footprint. These enhancements are designed to support accountability, disciplined risk management, and a sustained focus on long-term value creation. As the business has grown in scale and complexity, the Board has kept safety central to its oversight of the Company.

One indicator of these efforts is that, of the billions of trips completed on the Uber platform each year, 99.9% have ended without any reported safety incident at all.

As part of our commitment to transparency, Uber was the first company in the rideshare industry to publish a comprehensive safety report.

We continue to evolve our approach to safety responsibly and to lead our industry in safety reporting. We evaluate our reporting processes with a focus on accuracy, methodological integrity, and appropriate timing. Uber engages RALIANCE (a national partnership dedicated to ending sexual violence) to provide independent validation of its accuracy in application of the Sexual Misconduct and Violence Taxonomy on identified incidents, and its motor vehicle fatality data is independently validated and cross-referenced against data released by the National Highway Traffic Safety Administration. The compilation and validation of safety metrics involve significant operational and methodological rigor, which can impact reporting timelines, but we have continued to publish a U.S. Safety Report every two years and intend to publish a fourth U.S. Safety Report in 2026.

Board of Directors' oversight of safety

Uber's directors bring broad experience that directly informs the Board's rigorous oversight of safety strategy, controls, and performance. This includes expertise in global operations, cybersecurity, government, policy and regulatory, innovation and high growth, enterprise risk management, and technology innovation.

The Board's oversight focuses on three areas (with safety considerations embedded in each):

Leadership	Overseeing CEO and senior leadership performance (including progress toward and attainment of safety goals) and succession planning to support the Company's long-term strategy.
Strategy	Overseeing management's execution of the Company's long-term strategy and ensuring that the Company remains strongly positioned in a dynamic regulatory and competitive environment (including investment in and development of new and enhanced safety tools on our platform).
Risk	Overseeing enterprise risk management, including compliance with applicable laws and mitigation of financial, legal, operational, and reputational risks (including oversight of safety performance and disclosures).

The Board believes this framework supports strong governance, robust oversight, and the long-term interests of stockholders.

Safety reporting to the Board

Safety oversight is ingrained at the highest levels of our organization. Our Board of Directors and senior management recognize the fundamental importance of safety to our business, which is why "Stand for safety" is a core company value and a central component of our operations and strategy.

Safety leadership regularly provides significant safety updates to the full Board, as well as to the Audit Committee. These briefings include review of Uber's safety strategy, product and technology enhancements designed to improve safety outcomes, regulatory and legislative developments across key jurisdictions, trends in critical safety incidents, incident-response protocols, and the effectiveness of mitigation measures and risk controls.

Through these discussions, the Board and its committees oversee safety performance and continual improvement initiatives across the Company's global operations. The Audit Committee oversees enterprise risk management processes, including safety-related risk controls and reporting systems, while the Nominating and Governance Committee oversees governance policies, practices, procedures, and compliance, including updates regarding safety accountability.

In addition to regular updates, the Board and relevant committees receive prompt reporting on significant safety incidents, trends, and regulatory developments, and management escalates material matters to the Board as appropriate. This supports timely oversight and informed Board engagement on emerging risks.

These updates provide the Board insight into Uber's Global Safety Management System and address key elements of our safety program, including Uber's safety policies, risk management controls, safety assurance processes, critical-incident reviews, and matters related to our Community Guidelines. Topics include motor-vehicle and physical-assault fatalities, serious sexual assaults, and the mitigation measures we have implemented to reduce risk and strengthen safety outcomes.

Safety is also regularly discussed as part of Board-level strategy and risk reviews. Through this structure, safety oversight is embedded within the Board's broader responsibilities for leadership, strategy, and enterprise risk management.

During regular Board meetings in 2025, directors engaged with senior leadership on safety-related matters across the business, including, among other items:

Technology advancements	Product safety developments	Mobility-related operational updates	Dedicated safety briefings
Senior Engineering leaders	Chief Product Officer	Head of Mobility	Head of Safety

Regulatory and legal developments	Public policy considerations	Enterprise risk management updates
Chief Legal Officer	Chief Marketing Officer and Senior Vice President of Public Affairs	Senior leadership, including the CEO, Chief Legal Officer, and Chief Financial Officer

The Board continually evaluates safety governance practices and refines oversight structures as the Company's scale, technology, and regulatory environment evolve.

Management's role in safety governance

Uber's Executive Leadership Team maintains enterprise-wide accountability for safety performance and is responsible for the deployment, implementation, and continual improvement of Uber's Global Safety Management System. This safety risk management framework is anchored in four pillars—safety policy and objectives, safety promotion, safety risk management, and safety assurance—and provides a consistent, global approach to identifying and addressing risks, refining mitigations, and fostering a culture that prioritizes safety.

Safety leadership regularly coordinates with internal and external committees, working groups, industry experts, and advisory boards to incorporate diverse expertise and regional and global perspectives. This structure supports collaboration, nuanced and risk-informed governance, and the consistent implementation of safety strategy across global operations.

The most effective way for Uber to promote safety is through robust preventative measures and clear enforcement mechanisms.

Safety improvement performance tied to executive compensation

Since 2018, a portion of Uber's executive incentive compensation has been directly tied to measurable improvements in global safety outcomes, including reductions in critical safety incidents such as critical sexual assaults and motor vehicle crash fatalities. In 2021, we expanded our approach to include global incident rates across our Mobility and Delivery businesses. This structure reinforces accountability at the most senior levels, supports keeping safety performance a core leadership priority, and aligns executive incentives with Uber's long-term safety strategy.

Stockholder engagement

We believe that proactive, transparent, and constructive engagement with stockholders is essential to effective governance. Throughout the year, we engage with stockholders through structured in-season and off-season discussions, as well as ongoing engagements requested by stockholders, to discuss a range of strategic priorities, including safety.

In 2025, we routinely engaged on safety-related topics with stockholders. These conversations provided valuable insights that inform our strategy, enhance transparency, and help ensure that our safety priorities remain responsive to evolving stockholder expectations and operating environments.

The Nominating and Governance Committee is routinely briefed on stockholder feedback and engagement regarding safety matters. The committee, in turn, reports relevant stockholder feedback to the full Board to support ongoing evaluation of the Board's oversight of safety and the Company's overall safety governance approach.

The role of Uber's independent Safety Advisory Board

We established an independent Safety Advisory Board [1] in 2015 to provide external expertise and counsel on our safety strategy, governance, processes, and technologies. Chaired by former U.S. Secretary of Homeland Security Jeh C. Johnson, the Safety Advisory Board includes leaders and experts in gender-based-violence prevention, domestic-violence prevention, road safety, public health, workplace health and safety, and law enforcement.

Since its inception, the Safety Advisory Board has helped shape Uber's safety initiatives, including the Company's approach to safety reporting, the creation of industry-first programs such as the Industry Sharing Safety Program, and the development of in-app safety features including the Emergency Button and Live Help from a Safety Agent. The Safety Advisory Board engages with Uber's Safety leadership semiannually and with other members of the Executive Leadership Team periodically to provide independent guidance, review strategic priorities, and support the continued strengthening of Uber's safety governance framework.

Ongoing Board oversight of safety

Uber's Board of Directors recognizes that safety is fundamental to Uber's long-term success and to the trust that Riders, Drivers, Merchants, and communities worldwide place in us. Through regular reporting and escalation protocols, integration of safety in our enterprise risk management framework, alignment with executive compensation, and engagement with independent advisors and stockholders, the Board maintains active, structured, and informed oversight of safety matters.

The Board remains firmly aligned with Management's priorities in continually strengthening Uber's safety governance practices and anchoring safety as a core strategic and operational priority in support of sustainable long-term stockholder value.

For more information about Uber's safety governance, oversight, and strategy, please review our 2025 Governance Strategy and Engagement Report, [2] our third U.S. Safety Report, [3] and our dedicated web page detailing our commitment to safety.

---

[1]   For additional discussion on our Safety Advisory Board, go to Uber's Safety Advisory Board web page, which is available on our Company website. The information on Uber's Safety Advisory Board is not a part of, or incorporated by reference in, this proxy statement.

[2]   Our Governance Strategy and Engagement Report is available on our investor relations website. The information in the Governance Strategy and Engagement Report is not a part of, or incorporated by reference in, this proxy statement.

[3]   Our third U.S. Safety Report is available on our Company website. The information in our third U.S. Safety Report is not a part of, or incorporated by reference in, this proxy statement.

Executive Compensation Highlights

Our Executive Compensation Program: Philosophy and Features

Our executive compensation program reflects our commitment to our pay-for-performance philosophy and promotes the creation of long-term stockholder value, while attracting and retaining a highly talented team of executives. Our Compensation Committee regularly seeks and evaluates ways to evolve our executive compensation program in order to support our philosophy, improve our compensation governance, and drive performance, including by consistently engaging with our stockholders and soliciting feedback. The following is a selection of notable highlights of our executive compensation program. A full discussion of our executive compensation program can be found beginning on page 43 in the section titled "Compensation Discussion & Analysis" (CD&A).

- **Pay-for-performance philosophy.** We motivate our executives to achieve the Company's short-term and long-term objectives by linking a significant portion of their compensation to key performance indicators, including financial, strategic, and operational goals, measured both at a Company-wide level and at an individual level, and compensating them based on actual performance against these goals. In 2025, we included goals related to Gross Bookings, Adjusted EBITDA, Adjusted EBITDA less stock-based compensation expense (SBC), insurance savings, the growth of our AV platform and market presence, global electric vehicle miles, safety, the expansion of our membership program, and improvements to the Driver and Courier experience, among others.

- **Retaining key talent and ensuring a strong executive team.** We strive to have a long-term and enduring program for effective senior leadership development and succession at Uber. Our compensation program is designed to attract and retain a talented team of executives who possess and demonstrate the qualities that are critical to the success of our business. The achievement of this objective is evident in the promotion of Andrew Macdonald in 2025 to the role of President and Chief Operating Officer (COO) after holding various positions within the Company for more than 13 years, most recently as Senior Vice President, Mobility & Business Operations. Additionally, effective February 16, 2026, Balaji Krishnamurthy was promoted to the role of Chief Financial Officer (CFO) from his role of Vice President, Strategic Finance after similarly holding various positions within the Company for more than six years.

- **At-risk compensation.** In 2025, 96% of our CEO's target total direct compensation was variable and at risk, and, on average, 93% was variable and at risk for our other NEOs. Additionally, the performance-based restricted stock unit (PRSU) portion of our CEO's annual equity award accounts for more than 50% of his overall grant, resulting in more than 77.5% of our CEO's target annual equity opportunity being subject to total stockholder return (TSR) and performance-based achievement through both stock option awards and PRSU awards.

- **Enhanced clawback policy.** In order to ensure executive accountability and discourage unnecessary and excessive risk taking, we maintain a robust clawback policy applicable to certain cash and equity compensation awarded to our executive officers, exceeding both SEC and NYSE requirements.

- **Minimum thresholds, maximum performance, and capped incentive-based payouts.** Each individual metric in both our short-term and long-term incentive programs is subject to a threshold level of performance and, if not achieved, results in a 0% payout for that metric. Conversely, the metrics in our short-term and long-term incentive programs are subject to a 200% cap and 150% cap, respectively.

- **Inclusion of SBC metric.** Our Annual Cash Bonus Plan for 2025 included SBC as a metric (i.e., Adjusted EBITDA less SBC) in our Company financial goals, demonstrating our implementation of stockholder feedback received during our extensive engagement, as well as our commitment to profitability.

- **Stock ownership guidelines.** We maintain stock ownership guidelines for our executive officers and directors, including a rigorous ten times base salary requirement for our CEO, as well as stock retention guidelines. We also prohibit Company directors and employees, including our executive officers, from pledging for margin loans or similar speculative transactions and hedging Company shares, and maintain an insider trading policy designed to promote compliance with regulations and applicable listing standards. As of the applicable measurement date in 2025, all of our executive officers and non-employee directors were in compliance with our stock ownership guidelines.

- **Emphasis on safety.** "Standing for safety" has been a critical component of our executive compensation program since 2018. The consistent inclusion of safety improvement goals in our long-term incentive program has ensured that our NEOs prioritize the safety of users and consumers on our platform. We included safety improvement goals in our 2025 PRSUs and will continue to include them in our 2026 PRSUs.

- **Stockholder outreach and engagement.** Each compensation cycle, we consider the perspectives and feedback we receive from our stockholders in setting the performance goals and metrics in our short-term and long-term incentive programs, ensuring that our executives are incentivized to make the strategic decisions necessary for Uber's success and maximize the creation of long-term stockholder value. See "Looking Ahead to 2026: Evolution and Flexibility" in the next section for examples of how we applied this principle to our 2026 compensation program.

Looking Ahead to 2026: Evolution and Flexibility

A critical component of our compensation structure is the flexibility to allow our compensation program to evolve in parallel with the ever-changing technology landscape and dynamic market in which we operate. Additionally, we strive to incorporate the feedback and perspectives we receive from our extensive outreach to, and engagement with, our stockholders in both our short-term and long-term incentive programs. Looking forward to 2026, we are continuing to align the interests of our executives with those of our stockholders by incorporating performance measures that ensure our compensation program incentivizes progress on our evolving strategic and operational priorities, and drives the creation of long-term stockholder value. The following highlights features of our 2026 executive compensation program. For a more detailed discussion please see the section "Looking Ahead to 2026" in our CD&A.

Incentive Plan Goals	Commitment to growth and profitability	• Added Non-GAAP Earnings per Share (EPS) to Annual Cash Bonus Plan, replacing Adj. EBITDA and Adj. EBITDA less SBC • Added Non-GAAP Operating Income growth to 2026 PRSUs, replacing Adj. EBITDA Margin • 60% of Annual Cash Bonus Plan and 90% of 2026 PRSUs based on financial metrics
	Continued focus on safety and autonomous vehicles	• Remain invested in safety and transparency – remaining 10% of 2026 PRSUs allocated to safety improvement goals • Committed to fulfilling autonomous vehicle (AV) commitments – including AV goals in Company and individual metrics in Annual Cash Bonus Plan
Incentive Plan Structure	No overlapping goals	• Annual Cash Bonus Plan and long-term incentive plan do not include overlapping goals • Revised financial metrics in both programs, aligning with current operations
	Moving to three-year goals across all PRSU metrics	• Focusing on sustained, long-term profitability and growth • Eliminated annual Adj. EBITDA Margin from 2026 PRSUs • Replaced with a three-year Non-GAAP Operating Income growth metric
	Simplification of long-term incentive program	• 2026 PRSUs subject to only three distinct performance metrics and overall relative TSR modifier • 90% of 2026 PRSUs tied to financial performance
Evergreen Feature	Efficient share utilization and declining to use the evergreen feature	• Historically, evergreen feature automatically replenished equity plan share reserve annually • Declined to utilize evergreen feature this year, do not intend to use in future • Partially in response to stockholder feedback and due to our efficient share utilization
Equity Mix	CEO, CFO, COO: 50%+ PRSUs and 25% options	• At least 75% of the equity awards granted to our CEO, CFO, and COO will be subject to total stockholder return and performance-based achievement • CEO: 55% PRSUs; 22.5% Options; 22.5% RSUs • CFO/COO: 50% PRSUs; 25% Options; 25% RSUs

Stockholder Engagement in 2025

We believe that effective corporate governance includes proactive outreach and constructive engagement with our stockholders to elicit feedback and insights on the topics most relevant and important to them. Feedback received from these engagements is then summarized and shared with our broader team of executives and our Board. This approach allows Uber to more fully understand and thoughtfully consider a broad range of perspectives and issues, such as our overall corporate strategy and governance structure, operating performance, executive compensation, and the management of risks and opportunities. These engagements drive increased corporate accountability, improve decision-making, and ultimately assist in creating long-term stockholder value.

How we engaged with stockholders

1 Year-round responsive engagement with our stockholders

2 Regularly reported our stockholders' views to management and our Board

3 Our Independent Chairperson and Executive Leadership Team participated in stockholder outreach

4 Engaged with analysts through quarterly conference calls and our Investor Relations website, and held meetings to discuss profitability and free cash flow trajectory, capital allocation, and financial and operational performance

5 Met with over 50% of our top 100 stockholders representing approximately 52% of shares outstanding.

6 Published an update on key business activities and initiatives, including our 2025 Governance Strategy and Engagement Report, our first EU Algorithmic Transparency Report, updated Autonomous Mobility and Delivery (AM&D) Safety Guidelines, and research on Driver net-earnings from three U.S. cities.

Comprehensive Engagement

The following topics were of highest interest during our year-round engagements with stockholders.


Artificial Intelligence


Autonomous Vehicles


Corporate Governance


Cybersecurity


Data Privacy


Driver & Courier Well-being


Electrification & Waste Reduction


Ethics & Compliance


Executive Compensation


Human Capital Management


Operating Performance


Regulatory Environment


Risks & Opportunities


Strategy


User Safety

Examples of What We Heard in 2025	How We Responded
Heightened investor focus on cybersecurity and AI oversight	Augmented our Board's skillset through the appointment of Nikesh Arora, who we identified as a premiere candidate bringing deep cybersecurity and AI expertise to the Board through his role as Chief Executive Officer of Palo Alto Networks, a global leader in AI-driven cybersecurity. Under his leadership, Palo Alto Networks has built an integrated security platform with AI embedded across network, cloud, endpoint, and identity protection. This experience provides Mr. Arora with direct insight into managing cybersecurity risk, deploying AI at scale, and overseeing emerging technology threats—capabilities that support our Board's oversight of risk, resilience, and long-term value creation for our stockholders.
Encouraged to enhance our disclosures on our AI governance framework and risk management structures	We significantly expanded our AI disclosures in 2025 to provide clearer insights into our AI strategy, governance structure, and risk management framework. We achieved this by publishing our first European Algorithmic Transparency Report[1] and launching a broader AI webpage that details our ongoing integration of AI. These build on our 2024 milestones, including launching a Responsible AI webpage, releasing our AI principles, and publishing the ORCAA (O'Neil Risk Consulting & Algorithmic Auditing) algorithmic audit report.
Encouraged to share deeper insights into our strategy for scaling AVs on our platform, particularly how we collaborate with partners to maintain rigorous safety standards	We provided a comprehensive AV strategy update and supplemental spotlight during our Q4 2025 earnings report. Additionally, in 2025, we refreshed our Autonomous Mobility and Delivery (AM&D) Safety Guidelines[1] to provide a transparent, structured framework for evaluating partner safety protocols against leading industry standards. Building on this foundation, we continued to implement our comprehensive AM&D Safety Program to govern partner deployments as we responsibly scale autonomous technologies.
Encouraged to enhance our disclosures regarding Driver and Courier earnings on our platform	We commissioned an independent study by HR&A Advisors in 2025 analyzing Driver net earnings across three diverse U.S. markets. The findings confirm that Uber Drivers earn competitive, flexible net hourly wages that consistently meet or outperform local minimum wages at similar jobs. The study also highlights strong part-time earning potential without traditional wage penalties, affirming the value of the flexibility our platform provides.
Encouraged to share more details on our electrification strategy	To provide stockholders with greater visibility into our electrification strategy and updated roadmap, we continued to provide transparency with the publication of our latest Electrification Update[1]. Additionally, we successfully transitioned Uber Green to Uber Electric to concentrate more directly on electric vehicle (EV) adoption and help keep us aligned with our broader 2040 net-zero goals.
Encouraged to share additional disclosure regarding Uber's safety protocols, safety technologies, and the Board's oversight of these initiatives	We enhanced our disclosures to highlight our ongoing investments in safety for Drivers, Couriers, and Riders. Demonstrating our commitment to transparency, we provided deeper insights into our rigorous background screening processes, strategic safety partnerships, and innovative product features, including the U.S. launch and expansion of Women Preferences. Furthermore, we included expanded discussion of the Board's governance and oversight of safety within this proxy statement. We also plan to provide further details in our forthcoming Governance Strategy and Engagement Report, and intend to publish our fourth U.S. Safety Report this year.

[1] For additional discussion, see our European Algorithmic Transparency Report, AM&D Safety Guidelines, and Electrification Update, which are available on our website. The information in our European Algorithmic Transparency Report, AM&D Safety Guidelines, and Electrification Update, is not a part of, or incorporated by reference in, this proxy statement.

Board and Governance Matters



PROPOSAL
01

Election of Directors

Our Board has nominated the ten director nominees listed below for election at the 2026 Annual Meeting. Each of the director nominees currently serves on the Board. The current term of all directors will expire at the 2026 Annual Meeting when their successors are elected, and the Board has nominated each of these individuals for a new one-year term that will expire at the 2027 Annual Meeting of Stockholders when their successors are elected.

Each of the director nominees identified in this proxy statement has consented to being named as a nominee in our proxy materials and has accepted the nomination and agreed to serve as a director if elected by the Company's stockholders. If any nominee becomes unable or for good cause unwilling to serve between the date of the proxy statement and the 2026 Annual Meeting, the Board may designate a new nominee, and the persons named as proxies will vote on that substitute nominee.

Vote Required & Recommendation of the Board

To be elected, each director nominee requires the affirmative vote of the majority of votes properly cast (i.e., the number of shares voted "FOR" the nominee must exceed the number of shares voted "AGAINST" the nominee). Abstentions and "broker non-votes" will have no effect on the outcome of the vote.

Majority Voting for Directors

In an uncontested election, each director will be elected by a majority of the votes cast. If an incumbent director in an uncontested election fails to receive the required vote for re-election, our Board will evaluate whether it should accept the director's resignation, which must be tendered to our Board pursuant to our governance documents. Our Board may consider any factors it deems relevant in deciding whether to accept a resignation from such director.

   Our Board recommends a vote **"FOR"** each of the ten director nominees.

Name	Age	Position
Ronald Sugar[1][2]	77	Independent Chairperson of the Board
Revathi Advaithi[3]	58	Director
Turqi Alnowaiser[3]	49	Director
Nikesh Arora[1][2]	58	Director
Ursula Burns[2][3]	67	Director
Robert Eckert[1][2]	71	Director
Amanda Ginsberg[1][2]	56	Director
Dara Khosrowshahi	56	Director and Chief Executive Officer
John Thain[3]	70	Director
Alexander Wynaendts[3]	65	Director

[1] Compensation Committee member
[2] Nominating and Governance Committee member
[3] Audit Committee member

Director Skills, Experience & Background

Uber has an expansive set of director skills and experience on the Board. Listed below are certain skills and experiences that we consider important for our Board in light of our current business and structure.

Skills, Experience & Background

	Advaithi	Alnowaiser	Arora	Burns	Eckert	Ginsberg	Khosrowshahi	Sugar	Thain	Wynaendts	Total
Consumer and Digital Experience Background in the development and improvement of consumer experiences with a company's products, services, and brand, including through a digital interface.			●	●	●	●	●	●		●	7
Financial Expertise Knowledge of financial markets, financing operations and accounting, and financial reporting processes.	●	●	●	●	●	●	●	●	●	●	10
Global Company Leadership Leadership experiences on public company boards or as chief executive officer or operating executive at organizations that operate on a global scale and face significant competition, utilize technology, or have other rapidly evolving business models.	●	●	●	●	●	●	●	●	●	●	10
Government, Policy, and Regulatory Experience Experience navigating a complex legal and regulatory landscape worldwide.		●		●	●			●	●	●	6
Innovation and High-Growth Experience Experience in identifying and developing emerging products, technologies, and business models, and generating disruptive innovation.	●	●	●	●		●	●	●		●	8
Sustainability and Human Capital Management Experience in corporate responsibility, human capital management, and managing sustainability initiatives.	●		●	●	●	●	●	●	●	●	9
Technology and Cybersecurity Experience Experience with technology, information security, and data privacy.	●		●			●	●	●	●		6

Demographics

Three of our director nominees are women, two are of South Asian descent, one is of Black/African American descent, and two are of Middle Eastern/North African descent.



Board Tenure*

5.9
Avg. years of tenure

● **8** ≥ 5 Years
● **1** 2-5 Years
● **1** 0-2 Years

Director Age*

63
Avg. independent director age**

● **4** 66+ Years
● **4** 56-65 Years
● **1** 45-55 Years

Board Independence

90%
Independent

● **9** Independent
● **1** Non-Independent

* Board tenure and age measured as of March 23, 2026.

** Does not include Mr. Khosrowshahi, 56, as he is not an independent director.

Our Board of Directors

Director Nominees

The Board recommends a vote "FOR" each of the following director nominees to hold office until the 2027 Annual Meeting of Stockholders and until their successors are elected.

Biographies of our Director Nominees

🖥 Consumer and Digital Experience	🚩 Global Company Leadership
🅟 Innovation and High-Growth Experience	🔒 Technology and Cybersecurity Experience
🔢 Financial Expertise	🗐 Government, Policy, and Regulatory Experience
👥 Sustainability and Human Capital Management	

Ronald Sugar



Former Chairman and CEO, Northrop Grumman

Age: 77

Director Since:
July 2018

Committee Memberships:
Nominating and Governance (Chair); Compensation

Other Public Company Boards:

- Apple Inc.

Biography

Dr. Sugar has served as the Independent Chairperson of our Board since July 2018. Dr. Sugar was Chairman of the board and Chief Executive Officer of Northrop Grumman Corporation, a global aerospace and defense company, from 2003 until his retirement in 2010, and President and Chief Operating Officer from 2001 until 2003. He was President and Chief Operating Officer of Litton Industries, Inc. from 2000 until the company was acquired by Northrop Grumman Corporation in 2001. Prior to that time, he served as Chief Financial Officer of TRW Inc. Dr. Sugar is an adviser to Bain & Company and was formerly an adviser to Ares Management LLC and to Singapore's Temasek Investment Company. He is a trustee of the University of Southern California, board of visitors member of the University of California, Los Angeles Anderson School of Management, past Chairman of the Aerospace Industries Association, and a member of the National Academy of Engineering. Dr. Sugar currently serves on the board of Apple Inc. He previously served on the board of Air Lease Corporation from 2010 to 2020, the board of Chevron Corporation from 2005 to 2023, and the board of Amgen, Inc. from 2010 to 2024.

Qualifications

Dr. Sugar was selected to serve on our Board because of his experience as the leader of a global company, particularly as Chairman of the board and Chief Executive Officer of Northrop Grumman Corporation; his innovation, technology, and high-growth experience; his consumer and digital experience, particularly his experience on Apple's board; his financial expertise; and his government, policy, and regulatory experience.

Skills

🚩 🔢 🖥 🅟 🗐 👥 🔒

Revathi Advaithi



CEO, Flex Ltd.

Age: 58

Director Since:
July 2020

Committee Memberships:
Audit

**Other Public
Company Boards:**

• Flex Ltd.

Biography

Ms. Advaithi has served on our Board since July 2020. Ms. Advaithi has been Chief Executive Officer and a director of Flex Ltd., a manufacturer that delivers technology innovation, supply chain, and manufacturing solutions to diverse industries and end markets, since 2019. Prior to joining Flex, Ms. Advaithi was President and Chief Operating Officer, Electrical Sector, of Eaton Corporation plc, a power management company, a position she held from 2015 until 2019. Prior to that role, she was President of Electrical Sector, Americas, of Eaton from 2012 through 2015; President of Electrical Sector, Asia Pacific, from 2009 to 2012; and Vice President and General Manager between 2008 and 2009. Between 2002 and 2008, Ms. Advaithi worked at Honeywell, where she held several senior roles within the sourcing and supply chain functions of the aerospace sector before being named Vice President and General Manager of Honeywell's Field Solutions business in 2006. She held various other roles at Eaton between 1995 and 2002.

Qualifications

Ms. Advaithi was selected to serve on our Board due to her leadership experience as Chief Executive Officer of a large global technology company and her experience in engineering, operations, logistics, international management, and technology more generally.

Skills

   

Turqi Alnowaiser



Deputy Governor and Head of International Investments Division, The Public Investment Fund

Age: 49

Director Since:
November 2023

Committee Memberships:
Audit

**Other Public
Company Boards:**

• Lucid Group, Inc.
• Hapag-Lloyd AG

Biography

Mr. Alnowaiser has served on our Board since November 2023. Mr. Alnowaiser has served as Deputy Governor and Head of the International Investments Division at The Public Investment Fund, a sovereign wealth fund of the Kingdom of Saudi Arabia, since June 2021, and previously served as Head of International Investments at The Public Investment Fund from October 2016 to June 2021. Mr. Alnowaiser previously served as Senior Advisor at The Public Investment Fund from October 2015 to September 2016, prior to which he held several executive roles at Saudi Fransi Capital, a leading financial services firm based in Saudi Arabia, including as Head of Asset Management. Before his career at Saudi Fransi Capital, Mr. Alnowaiser specialized in developing, managing, and regulating various financial products across asset classes at Morgan Stanley, the Capital Market Authority of Saudi Arabia, and the Saudi Industrial Development Fund. Mr. Alnowaiser has served on the board of Lucid Group, Inc., since April 2019 and has served as Chairman of Lucid's board since April 2023. Mr. Alnowaiser has also served on the board of Hapag-Lloyd AG since February 2018.

Qualifications

Mr. Alnowaiser was selected to serve on our Board due to his financial services, regulatory, and operational experience, particularly in his roles at The Public Investment Fund and his leadership experience in the Middle East.

Skills

   

Nikesh Arora



Chairman and CEO, Palo Alto Networks, Inc.

Age: 58

Director Since:
May 2025

Committee Memberships:
Audit

**Other Public
Company Boards:**

- Palo Alto Networks, Inc.
- Compagnie Financiere Richemont S.A.

Biography

Mr. Arora has served on our Board since May 2025. Mr. Arora has served as the Chairman of the Board and Chief Executive Officer of Palo Alto Networks, a leading global cybersecurity company, since June 2018. Prior to joining Palo Alto Networks, from 2016 through 2018, Mr. Arora was an angel investor and from June 2016 through December 2017, Mr. Arora served as an advisor to SoftBank Group Corp., a multinational conglomerate company (SoftBank). From July 2015 through June 2016, Mr. Arora served as president and chief operating officer of SoftBank and from July 2014 through June 2015, Mr. Arora served as vice chair and chief executive officer of SoftBank Internet and Media, a subsidiary of SoftBank. Prior to SoftBank, from December 2004 through July 2014, Mr. Arora held multiple senior leadership operating roles at Google, Inc., including serving as senior vice president and chief business officer, from January 2011 to June 2014. Mr. Arora also serves on the board of Compagnie Financiere Richemont S.A., a public Switzerland-based luxury goods holding company. Mr. Arora previously served on the boards of SoftBank, Sprint Corp., Colgate-Palmolive Company, and Yahoo! Japan, among others.

Qualifications

Mr. Arora was selected to serve on our Board due to his extensive leadership experience in global technology, his strong background in cybersecurity and artificial intelligence from his experience as Chairman and Chief Executive Officer of Palo Alto Networks, his operational and financial expertise, and his track record of corporate governance at leading public companies.

Skills



Ursula Burns



Co-founder, Integrum Holdings LP;
Former Chairman and CEO, VEON Ltd.

Age: 67

Director Since:
October 2017

Committee Memberships:
Nominating and Governance; Audit

**Other Public
Company Boards:**

- IHS Holding Limited
- Taiwan Semiconductor Manufacturing Company Ltd.

Biography

Ms. Burns has served on our Board since October 2017. In April 2021, Ms. Burns co-founded Integrum Holdings LP, an investment firm focused on partnering with technology-enabled services companies. Previously, she was Chairman of VEON Ltd., an international telecommunications and technology company, from 2017 to 2020, during which time she served as Executive Chairman from March 2018 to December 2018, and was Chief Executive Officer from 2018 to 2020. Ms. Burns was Chairman of Xerox Corporation from 2009 to 2017 and Chief Executive Officer from 2009 to 2016, prior to which she advanced through many engineering and management positions after joining the company in 1980. U.S. President Barack Obama appointed Ms. Burns to help lead the White House national program on STEM (Science, Technology, Engineering and Math) from 2009 to 2016, and she served as Chair of the President's Export Council from 2015 to 2016 after serving as Vice Chair from 2010 to 2015. Ms. Burns currently serves on the boards of IHS Holding Limited and Taiwan Semiconductor Manufacturing Company Ltd. She previously served on the boards of Endeavor Group Holdings, Inc. from 2021 to 2025, American Express Company from 2004 to 2018, Nestlé S.A. from 2017 to April 2021, VEON Ltd. from 2017 to 2020, Xerox Corporation from 2007 to 2017, Plum Acquisition Corp. I from 2021 to 2023, and Exxon Mobil Corporation from 2012 to 2023.

Qualifications

Ms. Burns was selected to serve on our Board because of her experience as the leader of a global company, particularly her experience as Chairman and Chief Executive Officer of Xerox, her technology and digital experience, her financial expertise, and her government, policy, and regulatory experience.

Skills



Robert Eckert



Operating Partner, FFL
Partners, LLC;
Former CEO, Mattel

Age: 71

Director Since:
March 2020

Committee Memberships:
Nominating and Governance;
Compensation (Chair)

**Other Public
Company Boards:**

- Amgen, Inc.
- Levi Strauss & Co.

Biography

Mr. Eckert has served on our Board since March 2020. Mr. Eckert has been an Operating Partner of FFL Partners, LLC, a private equity firm, since 2014. Mr. Eckert is also Chairman Emeritus of Mattel, Inc., a role he has held since 2013. He was Mattel's Chairman and Chief Executive Officer from 2000 until 2011, and he continued to serve as its Chairman until 2012. He previously worked for Kraft Foods, Inc. for 23 years, and served as President and Chief Executive Officer from 1997 until 2000. From 1995 to 1997, Mr. Eckert was Group Vice President of Kraft Foods, and from 1993 to 1995, he was President of the Oscar Mayer foods division of Kraft Foods. Mr. Eckert currently serves on the boards of Amgen, Inc., Levi Strauss & Co., and Quinn Company. He previously served on the board of McDonald's Corporation from 2003 to 2023.

Qualifications

Mr. Eckert was selected to serve on our Board due to his leadership experience as Chief Executive Officer of large global public companies; his extensive experience leading global consumer brands at Mattel and Kraft; his financial expertise as a partner of FFL Partners, LLC; and his government, policy, and regulatory experience.

Skills



Amanda Ginsberg



Operating Partner, Advent
International, L.P.; Former CEO,
Match Group, Inc.

Age: 56

Director Since:
February 2020

Committee Memberships:
Nominating and Governance;
Compensation

**Other Public
Company Boards:**

- ThredUp Inc.
- Universal Music Group N.V.

Biography

Ms. Ginsberg has served on our Board since February 2020. Ms. Ginsberg has been an Operating Partner of Advent International, L.P., a global private equity investor, since 2022. Ms. Ginsberg was Chief Executive Officer of Match Group, Inc. from 2017 to 2020. Prior to this role, she was Chief Executive Officer of Match Group Americas from 2015 to 2017, where she was responsible for the Match U.S. brand, Match Affinity Brands, OkCupid, PlentyOfFish, ParPerfeito, and overall North and South American expansion. Previously, she was the Chief Executive Officer of The Princeton Review from 2014 to 2015, where she expanded its services to include online services, including tutoring and college counseling for a new generation of students. Ms. Ginsberg currently serves on the board of ThredUp Inc. and the board of Universal Music Group N.V. She previously served on the boards of Care.com from 2012 to 2014; J.C. Penney from 2015 to 2020; Match Group, Inc. from 2017 to 2020; and Z-Work Acquisition Corp. from 2020 to 2022.

Qualifications

Ms. Ginsberg was selected to serve on our Board principally based on her extensive operational, innovation, and high-growth experience with consumer and digital companies and her global company leadership, including serving as Chief Executive Officer of a leading provider of internet-based dating products and a leading test preparation company and on-demand learning solutions company.

Skills



Dara Khosrowshahi



CEO, Uber

Age: 56

Director Since:
September 2017

Committee Memberships:
None

**Other Public
Company Boards:**

- Expedia Group, Inc.
- Grab Holdings Ltd.

Biography

Mr. Khosrowshahi has served as our Chief Executive Officer and a member of our Board since September 2017. Prior to joining Uber, Mr. Khosrowshahi was President and Chief Executive Officer of Expedia Group, Inc., an online travel company, from 2005 to 2017. From 1998 to 2005, Mr. Khosrowshahi served in several senior management roles at IAC/InterActiveCorp, a media and internet company, including Chief Executive Officer of IAC Travel, a division of IAC/InterActiveCorp, from January 2005 to August 2005; Executive Vice President and Chief Financial Officer of IAC/InterActiveCorp from 2002 to 2005; and as IAC/InterActiveCorp's Executive Vice President, Operations and Strategic Planning, from 2000 to 2002. He worked at Allen & Company LLC from 1991 to 1998, where he was Vice President from 1995 to 1998. Mr. Khosrowshahi currently serves on the boards of Expedia Group, Inc. and Grab Holdings Ltd. He was a member of the supervisory board of trivago, N.V. from 2016 to 2017 and previously served on the boards of the following companies: Aurora Innovation, Inc. from 2021 to 2024; the New York Times Company from 2015 to 2017; and TripAdvisor, Inc. from 2011 to 2013.

Qualifications

Mr. Khosrowshahi was selected to serve on our Board based on the perspective and experience he brings as our Chief Executive Officer and as a former leader of Expedia, a global company; his innovation, technology, and high-growth experience; his consumer and digital experience; and his financial expertise.

Skills



John Thain



Founding Partner, Pine Island
Capital Partners LLC;
Former Chairman and CEO,
CIT Group

Age: 70

Director Since:
October 2017

Committee Memberships:
Audit (Chair)

**Other Public
Company Boards:**

- Deutsche Bank AG

Biography

Mr. Thain has served on our Board since October 2017. Mr. Thain is the Founding Partner of Pine Island Capital Partners LLC, a private investment firm, and has served as Chairman since 2017. He was Chairman and Chief Executive Officer of CIT Group from 2010 until 2016. In 2009, prior to joining CIT Group, he was President of Global Banking, Securities and Wealth Management for Bank of America. From December 2007 to January 2009, prior to its merger with Bank of America, Mr. Thain was Chairman and Chief Executive Officer of Merrill Lynch & Co., Inc. From 2006 to 2007, he was Chief Executive Officer and a director of NYSE Euronext, Inc. following the NYSE Group and Euronext N.V. merger. He joined the New York Stock Exchange in 2004, serving as Chief Executive Officer and a director. From 2003 through 2004, Mr. Thain was the President and Chief Operating Officer of The Goldman Sachs Group Inc., and from 1999 through 2003 he was President and Co-Chief Operating Officer. From 1994 to 1999, he was Chief Financial Officer and Head of Operations, Technology and Finance, and from 1995 to 1997 he was also Co-Chief Executive Officer for European operations for The Goldman Sachs Group, L.P. Mr. Thain currently serves on the supervisory board of Deutsche Bank AG. He previously served on the board of Goldman Sachs Group Inc. from 1998 to 2004.

Qualifications

Mr. Thain was selected to serve on our Board because of his experience as Chief Executive Officer of several global companies; his financial expertise from his roles at CIT Group, Merrill Lynch, and NYSE Euronext; and his government, policy, and regulatory experience.

Skills



Alexander Wynaendts



Former CEO and Chairman, Aegon NV

Age: 65

Director Since:
March 2021

Committee Memberships:
Audit

**Other Public
Company Boards:**

- Air France-KLM SA
- Deutsche Bank AG

Biography

Mr. Wynaendts has served on our Board since March 2021. From 2008 to 2020, he was Chief Executive Officer and Chairman of the management and executive boards of Aegon NV, one of the world's leading providers of life insurance, pensions, and asset management. From 2007 to 2008, Mr. Wynaendts was Chief Operating Officer at Aegon. He was appointed as a member of Aegon's executive board in 2003, overseeing the company's international growth strategy. He joined Aegon in 1997 as Senior Vice President for Group Business Development. Prior to Aegon, Mr. Wynaendts began his career in 1984 with ABN AMRO Bank, working in Amsterdam and London in the Dutch bank's capital markets, asset management, corporate finance, and private banking operations. He currently serves as Chair of the Supervisory Board of Uber Payments BV, the Company's indirect subsidiary in the Netherlands, which holds an e-money license and processes payments for the Company's operations in Europe. Mr. Wynaendts currently serves on the board of Air France-KLM SA and the Supervisory Board of Deutsche Bank AG, where he serves as Chairman. He formerly served on the board of Citigroup Inc. from 2016 to 2021.

Qualifications

Mr. Wynaendts was selected to serve on our Board based on his extensive operational experience, including serving as both Chief Executive Officer and Chief Operating Officer of Aegon, a global provider of life insurance, pensions, and asset management, and his extensive government, policy, and regulatory experience.

Skills



Board Composition and Refreshment

Director Independence Determination

Our Board has determined that, applying the standards adopted by the NYSE, each of the following directors is independent:

Revathi Advaithi	**Nikesh Arora**	**Robert Eckert**	**Ronald Sugar**	**David Trujillo**
Turqi Alnowaiser	**Ursula Burns**	**Amanda Ginsberg**	**John Thain**	**Alexander Wynaendts**

Our Board has determined that Dara Khosrowshahi is not independent.

Board Composition and Nomination

Under our corporate governance guidelines, the Nominating and Governance Committee considers several key criteria when evaluating the composition of our Board, including (i) integrity, (ii) sound business judgment, (iii) commitment to the highest ethical standards, (iv) professional background, (v) skills and relevant business experience, (vi) diversity of background and experience, (vii) ability and willingness to commit time to the Board and represent long-term interests of stockholders, and (viii) expected contributions to the Board. For a company like ours, which operates in over 70 countries, each director contributes to the Board by providing their unique perspectives based on personal and professional experiences and backgrounds. In furtherance of this, the Nominating and Governance Committee conducts self-evaluations annually in order to assess the Board's and its committees' composition, performance, and effectiveness. In addition, the Nominating and Governance Committee oversees Board succession planning and the recruitment of potential candidates, and considers the selection criteria outlined above in evaluating each potential candidate.

Corporate Governance

Board Structure & Operations

Our corporate governance guidelines provide that the roles of chairperson of the Board and Chief Executive Officer (CEO) must be held by separate persons, and the chairperson of our Board must be independent. Dr. Sugar currently serves as the Independent Chairperson of our Board. In this role, he provides independent leadership and oversight of the Board and serves as a liaison between our Board and senior management. An independent chairperson helps enable independent directors to raise issues and concerns to the independent chairperson for consideration by our Board before involving senior management.

Board, Committee & Director Performance

Our Board recognizes the importance of a comprehensive self-assessment framework for maintaining optimal Board effectiveness and to ensure that each individual director is able to effectively discharge his or her duties in supporting the Company and its objectives. Our Nominating and Governance Committee oversees ongoing review of the performance of our Board, committees, and each individual director, including oversight of the annual self-evaluation process and the implementation and review of our corporate governance guidelines.

Board Evaluation Process

Every year, each director participates in evaluations of the Board, each standing committee, and each individual director that allow for individual director feedback and promote collective discussion on a number of important topics relating to the Board and the Company, including the effectiveness of the Board, the committees, and each individual director and opportunities for improvement. The components of the self-evaluation process are outlined below.

Evaluation Results

The Board and each committee began the most recent annual evaluation process in the fourth quarter of 2025 and completed the process in February 2026. The Board and each committee, after individual one-on-one discussions and discussion involving the full Board, were satisfied with their performance and the performance of each individual director, and the Nominating and Governance Committee proposed for ten of the eleven current directors to stand for re-election at the 2026 Annual Meeting.

Our Board is committed to ensuring that the right mix of skills, background, and experience is represented on the Board and its committees. This self-evaluation process has played an integral part of our Board refreshment since 2019 and is reflected by the addition of six new directors to our Board since early 2020, including the most recent addition in May 2025.

Annual Evaluation Process



1 Preparation

Nominating and Governance Committee prepares and finalizes written questionnaires to

- evaluate the Board and committees through a range of topics, including the Board's role, composition, and committee structure; the Board's focus on the Company's leadership and succession planning, operations and strategy, and risk management; and the Board's and each committee's meetings and materials; and
- evaluate every individual director, providing an opportunity for feedback on each director's strengths and opportunities to improve, and whether such director is effective in serving on the Board.



2 Questionnaires

Each director receives the questionnaires and provides feedback.



3 Summary of Evaluations

Outside counsel aggregates the completed questionnaires and provides a written summary of the results to the Independent Chairperson and CEO.



4 One-on-one Discussions

Independent Chairperson discusses results in one-on-one discussions with each director, encouraging candid feedback.



5 Summary Review

Independent Chairperson reviews the summary and results of the evaluation process with the Nominating and Governance Committee.



6 Feedback

Nominating and Governance Committee leads a discussion of the results with the Board in executive session to identify focus areas and proposed actions.



7 Ongoing Efforts

Board implements any agreed-upon actions and is encouraged to provide ongoing feedback, which can be discussed at each regular meeting.

Committees of the Board

To support effective governance, our Board delegates certain of its responsibilities to committees. We have three standing committees—the Audit Committee, the Nominating and Governance Committee, and the Compensation Committee—and may from time to time form other committees. The committee charter for each of the three standing committees is available on our Investor Relations website, investor.uber.com. Consistent with our corporate governance guidelines and the requirements of our committee charters, all members of the Audit, Compensation, and Nominating and Governance Committees are independent. The Nominating and Governance Committee recommends committee composition and committee chairs to the Board at least annually. The Board and each committee have the authority to engage, and approve the fees of, independent legal, financial, or other advisors as they may deem necessary, without consulting with or obtaining the approval of management.

Committee Composition

	Audit[1]	Nominating & Governance	Compensation
Ronald Sugar (Independent Chairperson)		🟢	●
Revathi Advaithi	●		
Turqi Alnowaiser	●		
Nikesh Arora		●	●
Ursula Burns	●	●	
Robert Eckert		●	🟢
Amanda Ginsberg		●	●
Dara Khosrowshahi			
John Thain	🟢		
David Trujillo		●	●
Alexander Wynaendts	●		

[1] Each Audit Committee member qualifies as an "Audit Committee financial expert" as defined by the SEC, and each member qualifies as "financially literate" as required by the corporate governance rules of the NYSE.

● Committee member   🟢 Committee chair

Audit Committee

Members:	Roles & Responsibilities:
John Thain (Chair) Revathi Advaithi Turqi Alnowaiser Ursula Burns Alexander Wynaendts	• Reviews financial statements and reports • Oversees accounting and financial reporting processes and internal controls • Monitors the internal audit function and plan • Engages and evaluates independent auditors • Ensures compliance with legal and regulatory requirements • Oversees risk management and fraud prevention policies • Assesses the Company's overall risk profile, including cybersecurity and privacy

Nominating & Governance Committee

Members:	Roles & Responsibilities:
Ronald Sugar (Chair) Nikesh Arora Ursula Burns Robert Eckert Amanda Ginsberg David Trujillo	• Reviews and recommends changes to corporate governance framework • Identifies, recruits, and interviews Board candidates and evaluates the independence of new and existing directors • Reviews and recommends changes to the size of the Board and its committees • Evaluates and recommends committee composition • Oversees annual evaluations for the Board, committees, and individual directors • Oversees governance matters, including electrification and waste reduction and political activities • Considers stockholder proposals and recommends actions • Evaluates director requests to serve on other company boards

Compensation Committee

Members:	Roles & Responsibilities:
Robert Eckert (Chair) Nikesh Arora Amanda Ginsberg Ronald Sugar David Trujillo	• Approves executive officer goals and objectives • Sets executive officer compensation • Approves executive compensation agreements, amendments, and incentive plans • Oversees compensation-related risk management and mitigation • Oversees the administration and performance of the Company's Clawback Policy • Reviews Stock Ownership Guidelines and compliance • Reviews human capital strategies and initiatives • Recommends director compensation • Considers stockholder advisory votes on executive pay

Director Engagement

Meetings

Meetings of the Board & Standing Committees

Our Board and Audit, Compensation, and Nominating and Governance Committees meet at least quarterly. In 2025, our Board met nine times, the Audit Committee met eight times, the Compensation Committee met six times, and the Nominating and Governance Committee met four times. Each director who served on our Board during 2025 attended at least 75% of the meetings of the Board and committees on which he or she served that were held during his or her tenure on our Board. Under our corporate governance guidelines, all directors are expected to attend the Company's Annual Meeting of Stockholders. Nine directors who served at the time of the 2025 Annual Meeting of Stockholders, attended the 2025 Annual Meeting of Stockholders. All such nine directors are included in the nominees for re-election.

Meetings of Non-Management Directors

During 2025, our Board held executive sessions without management present.

The Board's Roles & Responsibilities

Board Oversight

Our Board oversees our business affairs and works with senior management to determine our long-term strategy. A transparent dialogue between our Board, its standing committees, and senior management is essential to our Board's oversight role, and, to this end, our Board and its standing committees regularly conduct meetings with risk management experts and our senior officers responsible for risk oversight, including our Chief Legal Officer; Chief Ethics, Compliance & Security Officer; Chief Financial Officer; and Chief Executive Officer. Our Audit Committee oversees our risk management procedures and processes for preventing and detecting fraud.

Risk Oversight

Our commitment to innovation inherently involves significant risk. As a result, one of our Board's important functions is the oversight of risk management. Our Board's assessment of and decisions regarding risk occur in the context of and in conjunction with our Board's and standing committees' other activities. We seek to align our approach to risk-taking with our business strategy by encouraging innovation while managing our levels of risk.

Our committee charters and risk management policies set forth the following responsibilities:

Board of Directors
Primary responsibility for risk oversight, assigning duties to committees and receiving briefings and reports from management. They align risk-taking with business strategy, encouraging innovation while managing risk levels.

Audit Committee	**Compensation Committee**	**Nominating & Governance Committee**
Conducts an annual review of the Company's risk profile. Reviews risk management processes. Receives updates on internal audits and fraud allegations, while also reviewing financial risk exposures and internal controls. Additionally, the committee oversees management's fraud prevention and detection measures.	Oversees employee compensation programs, reviews compensation-related risks, and examines human capital strategies, including talent and employee engagement. The committee also review potential conflicts of interest involving committee advisors.	Reviews risks associated with the Company's corporate governance framework, identifies and evaluates potential Board members (including with respect to independence), and oversees the Company's governance matters, including emerging trends.

Management
Identifies risks and develops controls for significant business activities, including fraud prevention. They integrate risk assessments into strategic decisions and create programs to evaluate risk identification and balance risk with potential rewards. Additionally, management provides risk-related reports and updates to the Audit, Compensation, and Nominating and Governance Committees.

CEO & Management Succession Planning

The responsibilities of our Board, or a committee thereof as determined by our Board, include periodically reviewing succession planning for our executive officers, including our CEO. The goal of our Board is to have a long-term and continuing program for effective senior leadership development and succession. We have a contingency plan in place for emergencies such as the death, disability, or unexpected or sudden departure of an executive officer.

Annually, the Board reviews a succession assessment for our senior leaders including our NEOs. The assessment profiles each potential NEO successor and includes strengths, opportunities, and overall readiness.

Other Governance Policies & Practices

Corporate Governance Guidelines

Our corporate governance guidelines embody many of our governance policies, practices, and procedures, which are the foundation of our commitment to effective corporate governance. The Nominating and Governance Committee will review the corporate governance guidelines periodically and recommend amendments to our Board as appropriate. The corporate governance guidelines outline the responsibilities, operations, qualifications, and composition of our Board, among other matters. The full text of our corporate governance guidelines is posted on our Investor Relations website, investor.uber.com. We also intend to disclose on our website any future amendments of our corporate governance guidelines.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all personnel, including directors, officers, employees, and other covered persons. We also follow procedures for the repurchase of our securities. We believe that our insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us.

Prohibition on Hedging & Pledging Shares

Our insider trading policy provides that Company employees and directors may not engage in derivative transactions involving the Company's securities. Our insider trading policy further prohibits Company employees and directors from hedging or lending Company securities in any transaction, including by entering into any short sales, swaps, options, puts, calls, forward contracts, or any other similar derivatives transaction. Finally, we do not let our directors or employees pledge their securities for margin loans or any other speculative transactions.

Director Commitments & Additional Board Service

Our Nominating and Governance Committee recognizes the importance of ensuring that external commitments do not impair any director's ability to discharge their responsibilities to effectively serve on the Board. Director effectiveness is taken into account as part of the annual evaluation process and related discussions and is reflected in the corporate governance guidelines approved by our Board. Those guidelines require that the Nominating and Governance Committee review each director's external board commitments, including board leadership roles such as serving as board chair or lead director of a public company, on at least an annual basis as part of the annual evaluation process to ensure that no director's ability to serve effectively on our Board is impaired by external board commitments.

Pursuant to the corporate governance guidelines, no director may serve on more than four other public company boards or on more than one other public company board if the director is also our CEO or the chief executive officer of another public company. The Nominating and Governance Committee may approve exceptions if it determines that the additional service will not impair the director's effectiveness as a member of our Board.

The Nominating and Governance Committee completed its most recent review of external board commitments in early 2026 and, taking into consideration factors such as the results of its overall annual evaluation process, determined that no director's ability to serve on our Board was impaired by their existing external board commitments. All directors are currently compliant with the numerical limits on external board memberships set forth in our corporate governance guidelines other than (i) Nikesh Arora, who is the chief executive officer of Palo Alto Networks and serves on the boards of Palo Alto Networks and Compagnie Financiere Richemont S.A., each a public company, and (ii) our CEO, Dara Khosrowshahi, who serves on the boards of Expedia Group and Grab Holdings Ltd., each a public company. Uber has a significant equity stake in Grab Holdings Ltd., and we believe that there is significant value in Mr. Khosrowshahi serving on its board. Mr. Arora, as CEO of Palo Alto Networks, brings deep cybersecurity and AI expertise to our Board, and we believe there is significant value to our stockholders from Mr. Arora's experience, including his direct insight into managing cyber risk and overseeing emerging technology threats. On the basis of the foregoing determinations and their strong contributions to the Board, the Nominating and Governance Committee has approved an exception to the policy on numerical limits for each of Mr. Arora and Mr. Khosrowshahi, as permitted under our corporate governance guidelines.

Promoting Integrity

At Uber, we do the right thing. Period. We foster an environment where we hold ourselves to the highest standards of integrity by communicating regularly and educating often about ethics and expected standards of conduct. We celebrate the importance of ethical decision-making and doing the right thing, particularly during our annual Ethics & Compliance Week when we remind employees about their responsibility to raise concerns or questions regarding ethics, compliance, workplace culture, and harassment. Employees are offered various reporting channels including Uber's Integrity Helpline, a toll-free number that is available 24 hours a day, seven days a week, 365 days a year and is staffed by live operators who can connect to translators to accommodate multiple languages. Uber publicizes its Integrity Helpline through internal communications and by featuring it externally within its Business Conduct Guide, which is posted on the Investor Relations site. Employees are expected to use the Integrity Helpline to promptly report suspected violations of laws, regulations, rules, policies, procedures, and standards, including our Business Conduct Guide.

Calls to the Uber Integrity Helpline are received by a third-party vendor, which conducts intake for the concerns raised on the calls. Reported matters are promptly brought to the attention of our internal investigations teams. As a general matter, our Global Head of Internal Audit; Chief Ethics, Compliance & Security Officer; and Head of Employee Relations share responsibility for reviewing concerns expressed through the Integrity Helpline and are responsible for ensuring that such concerns are handled appropriately. Our Investigations Protocol allocates responsibility for handling the concerns to the appropriate function within our Company and establishes investigative standards among the participating functions. Investigators within the relevant functions participate in mandatory investigative training as well. Concerns may also be reported to or through managers, HR business partners, and a dedicated e-mail address managed by the Compliance team. In addition, individuals may raise concerns through a web portal that is available in more than 20 languages. Any individual may also raise a concern by accessing our corporate website. Individuals may choose to remain anonymous when reporting such matters, to the extent permitted by applicable laws and regulations.

Our corporate policies prohibit retaliatory actions against anyone who in good faith raises concerns or questions or who participates in a subsequent investigation of such concerns or questions. Our Chief Ethics, Compliance & Security Officer and our Global Head of Internal Audit report to the Audit Committee no less than quarterly regarding issues raised through the Uber Integrity Helpline.

Business Conduct Guide & Code of Ethics

We have adopted a Business Conduct Guide and Code of Ethics, which is posted on our Investor Relations website, investor.uber.com. We will also disclose on our website any amendments to the sections of our Business Conduct Guide that constitute our Code of Ethics and any waivers granted to our executive officers or directors.

Communication with Directors & Executive Officers

Stockholders and others who wish to communicate with the Board or any individual director, including our Independent Chairperson, may do so by writing to the following address:

Board of Directors
Uber Technologies, Inc.
c/o Corporate Secretary
1725 3rd Street
San Francisco, California 94158

All such correspondence is reviewed by the Corporate Secretary's office, which logs the material for tracking purposes. Our Board has asked the Corporate Secretary's office to forward to the appropriate director(s) all correspondence, except for personal grievances, items unrelated to the functions of the Board, business solicitations, advertisements, and materials that are profane.

Availability of Corporate Governance Documents

Our corporate governance documents are available on our Investor Relations website at investor.uber.com. The information contained in, or that can be accessed through, our website is not a part of, or incorporated by reference in, this proxy statement. Additionally, copies of our Certificate of Incorporation, Bylaws, all standing Committee Charters, the corporate governance guidelines, the Business Conduct Guide and Code of Ethics, Conflicts of Interest Policy, Stock Ownership Guidelines, Clawback Policy, and the Related Party Transactions Policy are available in print upon request by writing to the Corporate Secretary at Uber Technologies, Inc., 1725 3rd Street, San Francisco, California 94158.

Delinquent Section 16(a) Reports

To our knowledge, based solely on our review of the copies of such reports furnished to us and written representations to us, we believe that for fiscal year 2025, all filing requirements applicable to the Company's officers, directors, and greater than 10% beneficial owners pursuant to Section 16(a) of the Exchange Act, were complied with, except that Nikesh Arora timely filed a Form 3 that inadvertently omitted shares indirectly held by Mr. Arora. An amended Form 3 was subsequently filed by Mr. Arora.

Certain Relationships & Related Person Transactions

Other than the executive officer and director compensation arrangements discussed in the sections titled "Executive Compensation" and "Director Compensation" and compensation to other executive officers that would have been disclosed in that section if any such executive officer had been an NEO, we describe transactions and series of similar transactions, since January 1, 2025, in which we participated or will participate, in which:

- the amounts involved exceeded or exceed $120,000; and
- any of our then directors, executive officers, or holders of more than 5% of our capital stock at the time of such transaction, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies & Procedures for Transactions with Related Persons

We have a written policy that our executive officers, directors, beneficial owners of more than 5% of any class of our capital stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related party transaction with us without the consent of our Audit Committee. Any request for us to enter into a transaction with an executive officer, director, beneficial owner of more than 5% of any class of our capital stock, or any member of the immediate family of any of the foregoing persons, in which such person would have a direct or indirect interest, must be presented to our Audit Committee for review, consideration, and approval, or ratification. In approving or rejecting any such proposal, our Audit Committee is to consider the relevant facts and circumstances of the transaction available to it, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unrelated third party or to employees under the same or similar circumstances, and the extent of the related person's interest in the transaction. The written policy requires that, in determining whether to approve or reject a related person transaction, our Audit Committee must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our Audit Committee determines in good faith.

Indemnification Agreements

Our amended and restated certificate of incorporation contains provisions limiting the liability of directors, and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws provide our Board with discretion to indemnify our employees and other agents when determined appropriate by the Board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them.

Other Transactions

We have granted stock options, restricted stock units (RSUs), and restricted stock awards to our executive officers and certain of our directors. For a description of the equity awards held by our NEOs and directors that are currently outstanding, see "Compensation Discussion & Analysis" (CD&A) and "Executive Compensation Tables" in this proxy statement.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. For a description of these agreements, see "Potential Payments Upon Termination or Change in Control" in this proxy statement.

We believe the terms of the transactions described above are comparable to terms we could have obtained in arm's-length dealings with unrelated third parties.

Director Compensation

We compensate our non-employee directors in accordance with our Director Compensation Policy established by our Compensation Committee in consultation with our Board, compensation consultants, CEO, and other members of our senior management team. The Director Compensation Policy is intended to attract highly qualified, experienced, and valuable candidates, provide them competitive pay, and align their interests with stockholders. The Compensation Committee annually reviews our Director Compensation Policy to assess our pay levels and practices relative to the levels and practices of our peer group. Following such a review and considering that no changes had been made to our Director Compensation Policy since January 2022, on May 5, 2025, the date of the 2025 Annual Meeting of Stockholders, we amended our Director Compensation Policy effective as of the date of such meeting to increase the cash retainer for all non-employee directors to $60,000 (from $50,000) and increase the Annual RSU grant to $300,000 (from $275,000).

Our Director Compensation Policy consisted of the following elements in 2025:

Description of Non-Employee Director Compensation	Amount
Cash Retainer for All Directors[1][2]	$ 60,000
Annual RSU Grant for All Directors[3][4][5]	$ 300,000
Committee Additional Cash Retainer[1]	
Audit Committee Chair	$ 40,000
Compensation Committee Chair	$ 30,000
Nominating and Governance Committee Chair	$ 30,000
Non-Chair Audit Committee Member	$ 20,000
Non-Chair Compensation Committee Member	$ 15,000
Non-Chair Nominating and Governance Committee Member	$ 15,000
Independent Chairperson of the Board Additional Cash Retainer[1]	$ 200,000

[1] Earned quarterly and paid in arrears on a quarterly basis. Non-employee directors joining the Board after the beginning of the year receive a prorated cash retainer reflecting his or her actual period of service on our Board for the year. Non-employee directors based in the U.S. may elect to receive all or a portion of any cash retainer in the form of RSUs pursuant to the RSU Conversion and Deferral Program for Directors and such RSUs are granted quarterly.

[2] Based on the May 5, 2025 amendment to our Director Compensation Policy, the cash retainer paid to all non-employee directors increased to $60,000 from $50,000, effective May 5, 2025.

[3] Based on the May 5, 2025 amendment to our Director Compensation Policy, the target grant value of the Annual RSU Grant increased to $300,000 from $275,000, effective for the 2025 Annual RSU Grant.

[4] A non-employee director joining the Board after the date of the Annual Meeting of Stockholders for the applicable year receives a prorated Annual RSU Grant reflecting his or her actual period of service on our Board for the year, with such year being measured beginning on the date of the Annual Meeting of Stockholders for the applicable year. Mr. Arora's Annual RSU Grant was prorated based on the date he joined the Board, which was May 31, 2025.

[5] Pursuant to our Director Compensation Policy, the Annual RSU Grant payable to non-employee directors is payable based on service for the fiscal year commencing at each Annual Meeting of Stockholders. Our Annual RSU Grants for 2025 were made on the date of our 2025 Annual Meeting of Stockholders with such RSU grants vesting on the day prior to the 2026 Annual Meeting of Stockholders for all of our non-employee directors, other than Mr. Arora. Mr. Arora's prorated Annual RSU Grant for 2025 was granted on June 18, 2025, and will vest on the day prior to the 2026 Annual Meeting of Stockholders.

We do not pay meeting fees. We do offer reimbursements to our non-employee directors for their reasonable out-of-pocket expenses incurred when attending meetings of our Board and committees, including travel and lodging. In 2025, all of our non-employee directors received an Annual RSU Grant and a cash retainer, either paid in cash or converted to vested RSUs pursuant to our RSU Conversion and Deferral Program for Directors, based on their role as a chairperson and/or member of a committee.

Stock Price Volatility at Grant

For accounting purposes, the fair value of equity awards must be determined based on the closing price of our common stock on the actual grant date. We have historically determined the number of equity shares granted to all employees, including our NEOs, and our non-employee directors, based on a value-to-share conversion methodology that relies on the average stock price from the prior month. As a result of higher than typical stock price volatility in April 2025 leading up to our May 6 grant date (for all non-employee directors other than Mr. Arora), the RSU grant awarded to non-employee directors had an accounting value that was 17% higher on the grant date than the targeted grant value due to the increase between the average trading price of our common stock in April 2025 of $73.32 and the trading price of our common stock on May 6, 2025 of $85.83. The reported values included in the "Stock Awards" column in the table below may vary materially from the targeted grant values referenced above as a result of this stock price volatility and accounting complexities.

RSU Conversion & Deferral Program for Directors

Pursuant to our RSU Conversion and Deferral Program for Directors, our non-employee directors based in the U.S. may elect to receive all or a portion of their earned cash retainers in the form of vested RSUs. The program also allows non-employee directors to elect to defer the settlement and payout of any vested RSUs to be issued in either a single payment or in three annual installments (i) on a future date during his or her service, as designated by the non-employee director, or (ii) upon the termination of his or her service as a non-employee director. A non-employee director must generally make such RSU election and/or deferral election before the start of each calendar year. In December 2025, non-employee directors made their RSU election and/or deferral election for the 2026 Annual RSU Grant and 2026 cash compensation.

Uber Payments BV Board Membership – Mr. Wynaendts

In addition to serving as a non-employee director on our Board, Mr. Wynaendts also serves as Chair of the Supervisory Board of Uber Payments BV, the Company's indirect subsidiary in the Netherlands, and a member of the Risk Committee and Nomination and Remuneration Committee thereof, roles he has held since March 2021. Uber Payments BV provides regulated payments services and issues electronic money. Uber Payments BV is authorized and regulated by the Dutch prudential supervisory authority (De Nederlandsche Bank) on the basis of an electronic money institution (EMI) license and is subject to ongoing supervision. The Dutch EMI license is passported in the European Economic Area, in support of the broader Uber platform proposition. As a member of the Supervisory Board of Uber Payments BV, Mr. Wynaendts has undergone a mandatory integrity screening by De Nederlandsche Bank ascertaining he meets the necessary qualifications required to be appointed. Members of the Supervisory Board of Uber Payments BV are appointed by the entity's shareholders and are not automatically reappointed at the end of their set term. Mr. Wynaendts is currently serving in the second year of his second four-year term.

The role of the Supervisory Board is to supervise the general affairs of Uber Payments BV and its affiliated enterprise. As Chair of the Supervisory Board of Uber Payments BV, Mr. Wynaendts leads the Supervisory Board to ensure that it functions effectively and in adherence with relevant laws and regulations. Mr. Wynaendts attends and sets the agenda for the Supervisory Board's quarterly meetings. Mr. Wynaendts is well positioned to lead the Supervisory Board given his operational expertise and his deep experience with banking and payments.

In 2025, Mr. Wynaendts received €100,000 (approximately USD $117,716) directly from Uber Payments BV for his service on the Supervisory Board, including service as the Chair. Mr. Wynaendts' compensation for his Supervisory Board role at Uber Payments BV relates solely to the services that he renders to that entity. Our Compensation Committee has no input into the compensation paid to Mr. Wynaendts by Uber Payments BV for his role on the Supervisory Board for such services and such compensation is not approved by our Board. The compensation that Mr. Wynaendts receives for his service on the Supervisory Board of Uber Payments BV is not part of the compensation Mr. Wynaendts receives for his role as a director of Uber pursuant to our Director Compensation Policy and is not considered by the Compensation Committee when evaluating compensation of the Uber Board. Mr. Wynaendts' receives compensation for his service on our Board in accordance with our Director Compensation Policy, as approved by our Compensation Committee.

Fiscal 2025 Non-Employee Director Compensation

The following table summarizes all compensation awarded to, earned by, or paid to each of our non-employee directors during 2025. One of our non-employee directors, Mr. Wynaendts, also serves as Chair of the Supervisory Board of Uber Payments BV, a subsidiary in the Netherlands, and receives additional cash compensation for such service directly from that subsidiary, as reflected in the below table and related footnotes and as required by Item 402(k)(2)(vii)(F) of Regulation S-K.

Name	Fees Earned or Paid in Cash ($)[1][2]	Stock Awards ($)[3][4]	All Other Compensation ($)	Total ($)
Ronald Sugar	$300,556	$ 351,131	—	$ 651,687
Revathi Advaithi	$ 76,326	$ 351,131	—	$ 427,457
Turqi Alnowaiser	$ 76,326	$ 351,131	—	$ 427,457
Nikesh Arora[5]	$ 2,967[6][7]	$ 294,426[8]	—	$ 297,393
Ursula Burns	—[6]	$ 442,259[8]	—	$ 442,259
Robert Eckert	$ 101,241	$ 351,131	—	$ 452,372
Amanda Ginsberg	$ 81,192	$ 351,131	—	$ 432,323
Wan Ling Martello[9]	$ 27,199	—	—	$ 27,199
John Thain	—[6]	$ 447,348[8]	—	$ 447,348
David Trujillo	—[6]	$ 416,095[8]	—	$ 416,095
Alexander Wynaendts	$ 76,326	$ 351,131	$ 117,716[10]	$ 545,173

[1] The amounts shown represent the cash portion of the annual retainers, committee chair retainers, committee member retainers, and Independent Chairperson retainers. Any cash retainer amounts elected to be received as vested RSUs pursuant to our RSU Conversion and Deferral Program for Directors that were granted in 2025 are reflected in the Stock Awards column.

[2] Amounts reflect an annual cash retainer of $50,000 for the period beginning on January 1, 2025 through May 4, 2025, and an annual cash retainer of $60,000 for the period beginning on May 5, 2025 through December 31, 2025.

[3] Includes the Annual RSU Grant to each of our non-employee directors under our Director Compensation Policy, which were granted on the date of our 2025 Annual Meeting of Stockholders, other than the grant made to Mr. Arora, which was made on June 18, 2025.

[4] The amounts reflect the grant date fair value of RSUs, calculated in accordance with FASB ASC Topic 718 based on the market price of the shares subject to the award on the date of grant. Because our Director Compensation Policy and RSU Conversion and Deferral Program provide that the grant value (or prorated grant value for non-employee directors joining our Board after the beginning of the year) of the RSU grants made to our non-employee directors are converted into the number of shares underlying the award based on the average daily closing price per share of our common stock in the month prior to the grant date ($73.32 during April 2025 for all non-employee directors other than Mr. Arora and $87.23 during May 2025 for Mr. Arora), the dollar amounts reported above will not match the dollar amounts identified pursuant to our Director Compensation Policy, including with regard to all or a portion of any cash retainer paid in the form of RSUs pursuant to the RSU Conversion and Deferral Program. All or a portion of the stock awards may have been deferred based on the non-employee director's compensation election under our RSU Conversion and Deferral Program for Directors. As of December 31, 2025, our non-employee directors held the following RSUs:

Name	Aggregate Shares Subject to Outstanding Stock Awards (#)	Portion of Outstanding Stock Awards that is Vested and Deferred (#)
Ronald Sugar	4,091	—
Revathi Advaithi	26,394	22,303
Turqi Alnowaiser	4,091	—
Nikesh Arora	3,492	290
Ursula Burns	30,639	26,548
Robert Eckert	25,125	21,034
Amanda Ginsberg	16,723	12,632
Wan Ling Martello	—	—
John Thain	4,091	—
David Trujillo	4,843	290
Alexander Wynaendts	4,091	—

(5) Mr. Arora joined the Board on May 31, 2025 and received a prorated cash retainer reflecting his actual period of service on the Board for the year. Mr. Arora also received a prorated Annual RSU Grant, reflecting his actual period of service on the Board for the year.

(6) Mr. Arora, Ms. Burns, and Messrs. Thain and Trujillo elected to receive all of the cash retainer fees due to them for their 2025 service on the Board and committees in vested RSUs pursuant to our RSU Conversion and Deferral Program for Directors. These RSUs are granted on a quarterly basis, are fully vested at the time of grant, and settle in accordance with their election pursuant to our RSU Conversion and Deferral Program for Directors.

(7) Amount reflects the prorated cash amount earned and paid prior to Mr. Arora making his election under the RSU Conversion and Deferral Program for Directors to convert all cash compensation into vested RSUs.

(8) Includes, for Ms. Burns and Mr. Thain, the RSU grants made pursuant to their elections under our RSU Conversion and Deferral Program for Directors with respect to their service on the Board and committees in the fourth quarter of 2024, as such grants were made in January 2025, through the third quarter of 2025. Includes, for Mr. Trujillo, the RSU grants made pursuant to his elections under our RSU Conversion and Deferral Program for Directors with respect to his service on the Board and committees in the first quarter of 2025 through the third quarter of 2025. Includes, for Mr. Arora, the RSU grants made pursuant to his elections under our RSU Conversion and Deferral Program for Directors with respect to his service on the Board and committees in the second quarter of 2025, prorated based on the date he joined the Board, through the third quarter of 2025. This column does not reflect RSU grants to Ms. Burns and Messrs. Arora, Thain, and Trujillo that were made pursuant to their elections under our RSU Conversion and Deferral Program for Directors for their service on the Board and committees in the fourth quarter of 2025, as such grants were made in January 2026. The grant date fair value of each such RSU grant, calculated in accordance with FASB ASC Topic 718 and based on the market price of the shares subject to the award on the date of grant, was $24,094 for Ms. Burns, $22,812 for Mr. Arora, $25,376 for Mr. Thain, and $22,812 for Mr. Trujillo.

(9) As Ms. Martello transitioned off of our Board following the 2025 Annual Meeting of Stockholders, she received a prorated cash retainer reflecting her actual period of service on our Board in 2025. She did not receive a 2025 Annual RSU Grant.

(10) Mr. Wynaendts received €100,000 directly from Uber Payments BV, a subsidiary located in the Netherlands, for his service on the Supervisory Board, including service as the Chair of Uber Payments BV. We include Mr. Wynaendts' compensation for his Supervisory Board role in the Director Compensation table because Item 402(k)(2)(vii)(F) of Regulation S-K requires disclosure of all "consulting fees earned from, or paid or payable by Uber and/or its subsidiaries." Even though such payment is not in consideration of, or due to, Mr. Wynaendts' service on the Uber Board of Directors, we include it because Uber Payments BV is a subsidiary of Uber and his Supervisory Board service fees may be considered "consulting fees" in accordance with such regulation. Pursuant to such SEC requirements, we have presented Mr. Wynaendts' compensation for this separate role at Uber Payments BV along with $427,457 in compensation approved by the Compensation Committee and paid directly by Uber for his service as a member of the Board pursuant to our Director Compensation Policy. The Compensation Committee does not determine the compensation that Mr. Wynaendts receives for his service on the Supervisory Board of Uber Payments BV. For a description of Mr. Wynaendts' role and compensation at Uber Payments BV, please see the section "Uber Payments BV Board Membership - Mr. Wynaendts" above. For purposes of this disclosure, we converted Mr. Wynaendts' compensation received from Uber Payments BV from euros to U.S. dollars using the December 2025 month-end exchange rate, which was 1.177163037.

Executive Officers



Dara Khosrowshahi, 56
Chief Executive Officer
and Director



Andrew Macdonald, 41
President and Chief Operating Officer



Balaji Krishnamurthy, 41
Chief Financial Officer



Jill Hazelbaker, 44
Chief Marketing Officer and Senior Vice President, Public Affairs



Nikki Krishnamurthy, 54
Senior Vice President and Chief People Office



Tony West, 60
Senior Vice President, Chief Legal Officer and Corporate Secretary

Dara Khosrowshahi. See "Director Nominees" on page 22.

Andrew Macdonald. Mr. Macdonald has served as our President and Chief Operating Officer since June 2025. Mr. Macdonald previously served as our Senior Vice President, Head of Global Mobility from June 2019 to June 2025, and held various general management and regional leadership roles at Uber from 2012 to 2019. Prior to joining Uber, Mr. Macdonald was a consultant at Bain & Company from 2007 to 2010 and later co-founded multiple early-stage private companies. Mr. Macdonald has served as a member of the board of Neutron Holdings, Inc. (Lime) since June 2022 and as a member of the board of Maple Leaf Foods Inc. since May 2023.

Balaji Krishnamurthy. Mr. Krishnamurthy has served as our Chief Financial Officer since February 2026. Mr. Krishnamurthy previously served as our Vice President, Strategic Finance from September 2023 to February 2026, our Senior Director, Strategic Finance from March 2023 to September 2023, and our Head of Investor Relations from December 2020 to March 2023. Prior to joining Uber, Mr. Krishnamurthy was Vice President of Equity Research, US Hardware and Communications Technology at Goldman Sachs, from 2011 to 2019.

Jill Hazelbaker. Ms. Hazelbaker has served as our Chief Marketing Officer and Senior Vice President, Public Affairs (formerly Senior Vice President, Marketing and Public Affairs) since June 2019. She was Senior Vice President, Communications and Public Policy from 2017 to 2019. From 2015 to 2017, Ms. Hazelbaker served as our Vice President, Communications and Public Policy. Prior to joining Uber, Ms. Hazelbaker was Vice President, Communications and Public Policy of Snap Inc., a social media company, from October 2014 to October 2015. From January 2010 until October 2014, Ms. Hazelbaker held senior communications and public policy roles at Google. Prior to joining Google, Ms. Hazelbaker served as Press Secretary to Mayor Michael Bloomberg's re-election campaign in New York City in 2009 and as the Communications Director for Senator John McCain's U.S. presidential campaign from 2007 to 2008.

Nikki Krishnamurthy. Ms. Krishnamurthy has served as our Chief People Officer since October 2018. Prior to joining Uber, Ms. Krishnamurthy served as Chief People Officer of Expedia from 2016 to 2018. From 2013 to 2016, Ms. Krishnamurthy was Vice President of Expedia Local Expert, a branch of Expedia that provides online concierge services, and prior to that, she held the role of Vice President of Human Resources for Expedia from 2009 to 2013. Previously, Ms. Krishnamurthy was Principal HR Consultant for Washington Mutual Card Services from September 2007 to September 2009.

Tony West. Mr. West has served as our Senior Vice President, Chief Legal Officer and Corporate Secretary since November 2017. Prior to joining Uber, Mr. West was Executive Vice President, Government Affairs, General Counsel and Corporate Secretary from 2014 to 2017 at PepsiCo Inc., a food and beverage company. Prior to joining PepsiCo, Mr. West served as the 17th Associate Attorney General of the United States from 2012 to 2014, after previously serving as the Assistant Attorney General for the Civil Division in the U.S. Department of Justice from 2009 to 2012. From 2001 to 2009, Mr. West was a partner at Morrison & Foerster LLP. He also served as Special Assistant Attorney General at the California Department of Justice from 1999 to 2001 and, prior to that, as an Assistant United States Attorney in the Northern District of California. Mr. West has served as a member of the board of BXP since May 2023, where he serves on the compensation committee.



Executive Compensation

PROPOSAL 02	**Advisory Vote to Approve 2025 Named Executive Officer Compensation**

In accordance with Section 14A of the Exchange Act, we are requesting stockholder approval, on a non-binding advisory basis, of the compensation of our NEOs during 2025, as described in the Compensation Discussion & Analysis (CD&A) section of this proxy statement beginning on page 43.

As discussed in greater detail in the CD&A section in this proxy statement, our compensation program is designed to achieve the following objectives:

- **Attract & Retain Talent**
- **Alignment with Stockholders**
- **Pay-for-Performance**
- **Reinforce Our Mission & Values**



CEO Target Compensation

96% At-risk compensation

Other NEO Average Target Compensation

93% At-risk compensation

	Salary	Cash Bonus	Long-Term Equity
CEO	4%	7%	89%
Other NEO	7%	9%	84%

We urge you to carefully read the letter from our Compensation Committee beginning on the next page of this proxy statement and the CD&A section of this proxy statement for additional details on the Company's executive compensation, including our compensation philosophy and the 2025 compensation of our NEOs. Our Board believes that our executive compensation program is effective in implementing our compensation philosophy.

Although the advisory vote is non-binding, the Board and the Compensation Committee will consider stockholder feedback obtained through this vote and our stockholder outreach process in making future decisions about our executive compensation program.

Vote Required & Recommendation of the Board

The advisory vote on the compensation of our NEOs will be approved if we obtain the affirmative vote of the majority of votes present and entitled to vote. Abstentions will have the same effect as votes against, and "broker non-votes" will have no effect on the outcome of the vote.

 Our Board recommends a vote **"FOR"** the approval, on a non-binding advisory basis, of the 2025 compensation of our NEOs.



PROPOSAL 03

Advisory Vote to Approve the Frequency of Future Advisory Say-on-Pay Votes

In accordance with Section 14A of the Exchange Act, we are requesting stockholder approval, on a non-binding advisory basis, of how often we should hold an advisory Say-on-Pay vote in the future. You may specify whether you prefer the vote to occur every year, every two years, or every three years, or you may abstain from voting on this proposal. Stockholders will have an opportunity to cast an advisory vote on the frequency of the Say-on-Pay vote at least every six years.

Our Board recommends that future Say-on-Pay votes continue to occur every year, which is the frequency that received the highest support from stockholders at the 2020 Annual Meeting of Stockholders. We believe an annual vote promotes accountability and transparency in our executive compensation program and is consistent with best corporate governance practices and the frequency with which our Compensation Committee evaluates, adjusts and approves executive compensation.

The Board and the Compensation Committee will consider stockholder feedback obtained through this vote and our stockholder outreach process in determining the frequency of future Say-on-Pay votes. However, as this vote is advisory and non-binding, the Board and the Compensation Committee may decide that it is in the best interests of our stockholders and Uber to hold an advisory vote on executive compensation more or less frequently than the option selected by our stockholders.

Vote Required & Recommendation of the Board

Stockholders have the choice of voting for advisory Say-on-Pay votes to occur once every one, two, or three years, or abstaining from the vote. The frequency that receives the most votes will be approved. Abstentions and "broker non-votes" will have no effect on the outcome of the vote.

 Our Board recommends a vote for the approval, on a non-binding advisory basis, of an **"ANNUAL"** advisory Say-on-Pay vote.

Letter from Our Compensation Committee

Dear Stockholders,

Thank you for your continued support of Uber – we continue to be a dynamic, fast-moving, and innovative company with world-class talent that is executing at scale powered by a go-get-it culture. In 2025, we continued to align our executive compensation program to these principles by incentivizing our executives to deliver on financial, strategic, and operational goals that contribute to the success of Uber, drive the creation of long-term stockholder value, and result in a magical user experience for the millions of individuals who utilize our platform everyday.

In 2025, we delivered 20% Gross Bookings growth on a constant currency basis. This marked our fifth consecutive year of at least 20% growth, and was driven by broad-based strength across our Mobility and Delivery businesses, which grew 19% and 22%, respectively. Our growth continued to be powered by Trips, which grew 20%, and we ended the year with record high MAPCs of 202 million and monthly Trips per MAPC of 6.2. We translated this strong top-line performance to a record $8.7 billion in Adjusted EBITDA*, up 35% year-over-year. These metrics were critical components of our long-term and short-term incentive programs, inherently tying the compensation of our executives to the Company's achievement of its goals.

This year we also grew the number of monthly Drivers and Couriers to 9.7 million, an increase of 19% year-over-year, driven by our continued commitment to providing the best platform for Drivers and Couriers. We prioritized driving autonomous forward by partnering with more than 25 companies across Mobility, Delivery, and Freight, and we now have live AV deployments in seven cities for Mobility and 15 for Delivery. Additionally, we made significant progress in lowering insurance costs through a combination of insurance reform advocacy efforts, culminating in the passage of SB 371 in California, and process improvements, including the expansion of Driver Insights on our platform. These priorities, among others, were incorporated into our short-term incentive program for 2025, and the annual cash bonus payout reflects our strong performance in these areas, demonstrating our pay-for-performance philosophy in action.

Moving into 2026, as we continue to focus on profitability, we have redesigned our incentive programs to replace the Adjusted EBITDA metrics with a Non-GAAP Operating Income growth metric in our long-term incentive program and a Non-GAAP Earnings per Share metric in our short-term incentive program. We believe these new metrics provide a financial lens that is closer to the recurring operating economics of the Company, align the interests of our executives with those of our stockholders, and drive the creation of long-term stockholder value. We remain invested in the prioritization of safety and transparency, maintaining the best platform for Drivers and Couriers, and fulfilling our autonomous commitments in 2026. These components, among others, will continue to be included in our executive compensation program.

We also made two noteworthy changes this year, partially in response to stockholder feedback. For the first time since becoming a public company, we declined to utilize the evergreen feature of our equity incentive plan, made possible because of our efficient share utilization management. Additionally, in eliminating the annual Adjusted EBITDA Margin metric from our long-term incentive program, we moved to three-year goals across all PRSU metrics. We deeply value our stockholders' perspectives and strive to maintain an active dialogue to ensure that stockholder feedback is thoughtfully taken into account when designing our compensation program. These changes underscore our commitment to sustainable long-term growth while taking stockholder growth expectations into consideration.

Thank you for your investment in Uber – and for your ongoing support of its people, its leadership, and our mission. We are grateful to have you along for the ride as we continue to deliver on our commitments today while also building for tomorrow.

Sincerely,

The Compensation Committee
Robert Eckert (Chair)
Nikesh Arora
Amanda Ginsberg
Ronald Sugar
David Trujillo

---

*   "Adjusted EBITDA" is a non-GAAP financial measure as defined by the SEC. Reconciliations of this non-GAAP financial measure to the most comparable GAAP financial measure are reflected in Appendix A, beginning on page 91 of this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2025, which can be found at investor.uber.com and on the SEC's website.

Compensation Discussion & Analysis

The following discussion and analysis of our executive compensation philosophy, objectives, and design; our compensation-setting process; our executive compensation program components; and the decisions made for the compensation of our NEOs in 2025 should be read together with the foregoing letter from our Compensation Committee and the compensation tables and related disclosures below. The discussion in this section contains forward-looking statements that are based on our current considerations and expectations relating to our executive compensation programs and philosophy. As our business needs evolve, the actual amount and form of compensation and the compensation programs that we adopt may differ materially from current or planned programs as summarized in this section.

2025 Named Executive Officers

Name	Position
Dara Khosrowshahi	Chief Executive Officer and Director
Prashanth Mahendra-Rajah[1]	Chief Financial Officer
Jill Hazelbaker	Chief Marketing Officer and Senior Vice President, Public Affairs
Andrew Macdonald[2]	President and Chief Operating Officer
Tony West	Senior Vice President, Chief Legal Officer, and Corporate Secretary

[1] Mr. Mahendra-Rajah was our Chief Financial Officer in 2025 and ceased serving in that role on February 16, 2026. For purposes of this CD&A, all references to "CFO" refer to Mr. Mahendra-Rajah.

[2] Mr. Macdonald was appointed as President & Chief Operating Officer effective June 2, 2025. Prior to that date, he was Senior Vice President, Mobility & Business Operations.

Key 2025 Business Highlights

✔ Drove cross-platform engagement with 40% of consumers using more than one Uber product in Q4 2025, underpinned by our 55% year-over-year growth in Uber One members to 46 million members globally.

✔ Delivered our fifth consecutive year of at least 20% Gross Bookings growth on a constant currency basis, driven primarily by audience expansion and higher frequency, with Q4 2025 our second consecutive quarter of accelerating Gross Bookings, growing 22% year-over-year.

✔ Expanded low cost and premium products, including adding UberX Share to over 50 airports in total, launching Uber Shuttle in all NYC area airports, and growing both our Moto and Reserve Trips roughly 40% year-over-year in 2025.

✔ Generated $8.7 billion in Adjusted EBITDA*, up 35% year-over-year, and a record $9.8 billion in free cash flow*, and announced a $20 billion share repurchase program, demonstrating our commitment to consistently return cash to stockholders.

✔ Made significant progress in lowering insurance costs through a combination of insurance reform advocacy efforts, culminating in the passage of SB 371 in California, and process improvements, including the expansion of Driver Insights on our platform.

✔ Won our first-ever Emmy for our Uber One campaign with Brian Cox, contributing to the growth in our Grocery and Retail businesses across top markets.

---

* "Adjusted EBITDA" and "Free Cash Flow" are non-GAAP financial measures as defined by the SEC. Reconciliations of these non-GAAP financial measures to the most comparable GAAP financial measures are reflected in Appendix A, beginning on page 91 of this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2025, which can be found at investor.uber.com and on the SEC's website.

Additional Highlights[1][2]



Gross Bookings
($ in billions)

2021	2022	2023	2024	2025
$90	$115	$138	$163	$193

+20%
Constant Currency Growth year-over-year

Adjusted EBITDA
($ in millions)

2021	2022	2023	2024	2025
($774)	$1,713	$4,052	$6,484	$8,730

+35%
year-over-year

202M
Monthly Active Platform Consumers as of Q4 2025

+18%
year-over-year

13.6B
Trips

+20%
year-over-year

46M
Uber One Members

+55%
year-over-year

[1] Certain key financial results and strategic and operational achievements are highlighted above, while full financial results, including reconciliations of the non-GAAP financial measures to the most comparable GAAP financial measures, are reflected in Appendix A, beginning on page 91 of this proxy statement and in our Annual Report on Form 10-K for the year ended December 31, 2025, which can be found at investor.uber.com and on the SEC's website.

[2] Growth percentages for Gross Bookings reflected on a constant currency basis.

Say-on-Pay Results & Stockholder Engagement

Our Board and our Compensation Committee deeply value the continued interest of and feedback from our stockholders on our executive compensation program, and we are committed to maintaining an active dialogue to ensure that stockholder perspectives are thoughtfully taken into account. Since receiving the results of our Say-on-Pay vote in May 2020, we have been addressing stockholder perspectives with our executive compensation program by continually engaging with and responding to feedback from our stockholders and, as a result, we have obtained positive Say-on-Pay results of approximately 85% or higher for each of the past five years.



FOR THE PAST 5 YEARS, we received an **average** stockholder approval rate of **approximately 91%** in support of our executive compensation program.

We maintain strong engagement with our stockholders throughout the year to ensure that our program remains a strong, world-class executive compensation program with the right tools in place to compete in the attraction, retention, and motivation of key talent, critical to the success of our business in pursuit of long-term stockholder value. We are committed to holding ourselves accountable to our stockholders, and to ongoing robust stockholder engagement and dialogue, as we evaluate the structure and effectiveness of our executive compensation program going forward.

2026 Annual Meeting of Stockholders



Spring
Conduct pre-Annual Meeting of Stockholders stockholder outreach to understand stockholder views and solicit feedback

Summer
Review compensation program structure and performance; plan stockholder engagement

Winter
Incorporate feedback into compensation program planning and disclosures for 2027

Fall
Hold stockholder meetings and solicit feedback; report feedback to the Compensation Committee

Response to Say-on-Pay in 2025

What We Heard	How We Responded
Financial Metrics Consider including alternative metrics related to profitability in our compensation program.	✔ Added a Non-GAAP Earnings per Share metric to our short-term incentive plan and added a Non-GAAP Operating Income growth metric to our long-term incentive plan. See below for a discussion of these and other changes to our 2026 compensation program.
Equity Plan Evergreen Consider not using the evergreen feature of our equity incentive plan.	✔ Declined to utilize the evergreen feature of our equity incentive plan and waived the automatic share increase, partially in response to investor feedback and due to our efficient share utilization management.
Disclosure of Compensation Program Provide high-quality and transparent disclosures of performance metrics and results, and how stockholder perspectives are incorporated.	✔ Previewed our 2026 compensation program in an effort to provide responsive disclosure to stockholder feedback, while continuing to streamline the discussion of our performance metrics and results in a way that is clear, concise, and easy to understand.
Performance Goals Make sure incentive plan goals are aligned with and/or exceed stockholder expectations.	✔ Continued to take stockholder growth expectations into consideration when developing our short-term and long-term incentive program goals. See below for a discussion of changes we are implementing in our 2026 performance goals based partially on stockholder feedback and expectations.

Looking Ahead to 2026

A critical component of our compensation structure is the flexibility to allow our compensation program to evolve in parallel with the ever-changing technology landscape and dynamic market in which we operate. Additionally, we strive to incorporate the feedback and perspectives we receive from our extensive outreach to, and engagement with, our stockholders in both our short-term and long-term incentive programs. Looking forward to 2026, we are continuing to align the interests of our executives with those of our stockholders by incorporating performance measures that ensure our compensation program incentivizes progress on our evolving strategic and operational priorities and drives the creation of long-term stockholder value. The following highlights features of our 2026 executive compensation program.

- **Commitment to growth and profitability.** Beginning in 2026, we will include Non-GAAP Earnings Per Share (EPS) as a metric in our short-term incentive program, replacing Adjusted EBITDA and Adjusted EBITDA less SBC. Financial metrics account for 60% of our annual incentive opportunity, now split evenly between Non-GAAP EPS and Gross Bookings at 30% each. In our long-term incentive program, we replaced Adjusted EBITDA Margin with Non-GAAP Operating Income growth, which represents 45% of the performance-based long-term incentive opportunity, joining Gross Bookings growth which represents an additional 45%, resulting in 90% of our 2026 PRSUs being subject to financial metrics measured over three years. Together, these changes underscore our commitment to driving sustainable profitability and aligning executive incentives with disciplined financial performance.

- **Moving to three-year goals across all PRSU metrics.** In order to focus on sustained, long-term growth, we eliminated the annual Adjusted EBITDA Margin metric from our PRSU program and replaced it with a three-year Non-GAAP Operating Income growth metric. This change enables us to establish all long-term performance targets at the outset of the three-year performance period instead of annual goals each year, and reinforces a sustained, multi-year focus on financial results.

- **Efficient share utilization and declining to use the evergreen feature.** When we became public in 2019, our equity incentive plan included an evergreen feature – a provision typical for young public companies. Historically, we have utilized that feature and automatically replenished our equity plan share reserves annually. However, in 2025, partially in response to stockholder feedback and our efficient share utilization management, we declined to utilize the evergreen feature for the 2026 fiscal year. At this time, we do not intend to utilize the evergreen feature in future years.

- **Simplification of our long-term incentive program.** Starting in 2026, our PRSUs will only be subject to three distinct performance metrics and an overall relative total stockholder return (TSR) modifier, significantly reducing the complexity of our long-term incentive program. As a result, 90% of our 2026 PRSUs will be tied to financial performance, reflecting our emphasis on measurable financial outcomes as the primary driver of long-term value creation.

- **Continued focus on safety and AVs.** We remain invested in the prioritization of safety and transparency and fulfilling our AV commitments in 2026. As such, the 10% of our 2026 PRSUs not tied to financial performance will be awarded based on the achievement of predetermined safety improvement goals. Furthermore, our Annual Cash Bonus Plan includes Company-wide and, for certain of our executives, individual goals related to the expansion of our AV platform and market presence.

- **No overlapping goals.** Our short-term and long-term incentive programs do not include overlapping performance metrics. Beginning in 2026, we have revised the financial metrics used in both programs (Non-GAAP EPS and Non-GAAP Operating Income growth in our short-term and long-term incentive plans, respectively) to better align with how we evaluate operational performance and long-term success, and to ensure there are no overlapping performance goals.

- **Equity mix.** In 2026, at least 75% of the equity awards granted to our CEO, CFO, and COO, including both stock option awards and PRSU awards, will be subject to the achievement of performance and TSR goals. Our CEO will continue to receive annual equity awards consisting of 55% PRSUs, with the remaining target annual equity opportunity split evenly between RSUs and stock option awards. The equity award for both our CFO and COO will consist of 50% PRSUs, 25% RSUs, and 25% stock option awards.

Compensation Philosophy, Objectives & Governance

Philosophy and objectives. In order to promote long-term stockholder value creation, link the compensation of our executive officers to our long-term strategic goals and key drivers of our business, and align pay with performance, the primary focus of our compensation philosophy and program is on the long-term elements of target total compensation. Our executive compensation program is designed to achieve the following objectives:

Attract & Retain Talent	Attract and retain a highly talented team of executives who possess and demonstrate strong leadership, exceptional followership, and world-class management capabilities.
Alignment with Stockholders	Align our executive officers' incentives with company performance on measures that drive the creation of long-term stockholder value.
Pay-for-Performance	Motivate executives to achieve our short- and long-term objectives by linking a significant portion of their compensation to predetermined financial, strategic, and individual goals and awarding them based on actual performance against these goals.
Reinforce Our Mission & Values	Promote our values and mission to reimagine the way the world moves for the better.

The total compensation package for our executive officers consists primarily of a combination of base salary, annual cash bonus, and long-term equity incentives.

Base Salary

We use base salaries to compensate executive officers for their day-to-day responsibilities at levels that are necessary to attract and retain the highest level of executive talent.

Annual Cash Bonus

Our annual cash bonus includes performance metrics related to our short-term, annual goals as a Company and, as appropriate, individual short-term performance goals.

Long-Term Incentives

We place strong emphasis on linking our equity compensation to achieving Company financial and strategic and operational goals in the long-term to align with stockholder values.

Total Compensation

This approach drives entrepreneurial spirit and incentivizes our executive officers to maximize stockholder value by pursuing strategic opportunities that advance our mission while embracing our values.

Our Compensation Committee regularly evaluates and looks for ways to evolve our executive compensation philosophy, objectives, program, and practices to ensure that we remain competitive and maximize the creation of long-term stockholder value, while aligning pay with performance. Given the dynamic nature of the market in which we operate, a critical component of our compensation structure is adequate flexibility that enables us to remain agile and adjust priorities to incentivize management to make the strategic decisions necessary for Uber's success.

We have established a number of policies and practices, listed below, to support our compensation philosophy, improve our compensation governance, and drive performance that aligns executives' and stockholders' interests.

What We Do

- ✓ Actively solicit stockholder feedback on our compensation program and potential enhancements through a robust year-round stockholder engagement program
- ✓ Design our executive compensation program such that a significant portion of compensation is at risk based on the achievement of measures we believe drive the creation of long-term stockholder value
- ✓ Maintain stock ownership guidelines for our executive officers and directors, including a rigorous 10x base salary requirement for our CEO, and stock retention guidelines
- ✓ Ensure executive accountability through a robust clawback policy applicable to certain cash and equity compensation awarded to our executive officers, exceeding what the SEC and NYSE require
- ✓ Retain an independent compensation consultant
- ✓ Review our peer group on an annual basis
- ✓ Conduct an annual compensation risk assessment to evaluate both cash and equity incentive plans across executive and non-executive employee populations
- ✓ Cap our Annual Cash Bonus Plan overall payout at 200% and our PRSUs' overall payout at 150%
- ✓ Cap our PRSUs' relative TSR modifier at target if our absolute TSR is negative so that there is no upward modification
- ✓ Maintain threshold levels of performance for metrics in both our Annual Cash Bonus Plan and our PRSUs that, if not achieved, result in a 0% payout for that metric

What We Don't Do

- ✗ Allow hedging of Uber stock by directors or employees
- ✗ Allow pledging of Uber stock by directors or employees for margin loans or similar speculative transactions
- ✗ Single-trigger acceleration following a change in control
- ✗ Provide excessive perquisites
- ✗ Encourage unnecessary and excessive risk taking
- ✗ Provide excise tax (golden parachute) gross-ups
- ✗ Provide supplemental retirement, pension, or other special retirement benefits that are exclusive to the executive team
- ✗ Provide guaranteed bonuses or uncapped incentive award opportunities for executives
- ✗ Utilize the evergreen feature of our equity plan (beginning in 2026)

How We Determine Executive Compensation

Role of Management, Consultants & Our Compensation Committee

Our Compensation Committee oversees and provides strategic direction to management regarding all aspects of Uber's executive compensation programs, including setting the form and amount of compensation paid to our CEO and all other executive officers, in addition to reviewing Uber's broader human capital strategies. Our CEO provides input to the Compensation Committee with respect to the compensation of the NEOs other than himself and reviews the individual performance of each officer other than himself with the Compensation Committee. In carrying out its responsibilities, the Compensation Committee retained and sought the advice of Semler Brossy Consulting Group (Semler Brossy), an independent national compensation consulting firm, to advise the Compensation Committee regarding the Company's executive compensation program, peer group, and other executive compensation-related matters. During 2025, Semler Brossy did not provide any services to the Company other than compensation advisory services provided to the Compensation Committee. The Compensation Committee has assessed the independence of Semler Brossy pursuant to the applicable rules and determined that its engagement does not raise any conflict of interest. The chart below summarizes the roles that management, compensation consultants, and our Compensation Committee play.

Uber Management





- Provides input on Company and individual goals and priorities
- Makes recommendations on compensation, structures, and program design
- Provides input on Company and individual performance against predetermined goals
- Provides additional information to the Compensation Committee, as needed
- CEO is not present during the deliberations of his own compensation

Compensation Consultant

- Provides an annual peer group analysis and recommendation for the Compensation Committee to consider
- Provides benchmark data on compensation levels, program design, and market practice, as well as governance trends
- Reviews and advises the Compensation Committee on compensation targets, structures, and program design recommendations
- Meets with the Compensation Committee in executive session without management

Compensation Committee

- Approves the form and amount of compensation to be paid or awarded to each executive officer each year
- Oversees and administers our executive compensation program (including design, metrics, goals, and outcomes)
- Reviews and oversees Uber's human capital strategies, initiatives, and program with respect to culture, recruitment, retention, motivation, and engagement

Compensation Setting Process

In setting the form and amount of compensation to be paid to each executive officer, including our CEO, the Compensation Committee reviews the total target compensation for our executive officers and considers developments in compensation practices, governance trends, competitive data, the views of our stockholders, and the recommendations of our compensation consultants. Our CEO provides input to the Compensation Committee with respect to the compensation and individual performance of each NEO other than himself. He does not participate in the deliberations or determination of his own compensation. A summary of our compensation setting process is below.







1 Establish Target Compensation & Goals

The Compensation Committee considers the following:

- Competitive data and peer group practices
- Governance and compensation trends
- Views of our stockholders
- Short- and long-term business strategy and priorities
- Compensation consultant recommendations
- CEO recommendations (excluding for himself)

2 Review & Assess

The Compensation Committee reviews the following periodically throughout year:

- Business performance against targets
- Market, governance, and compensation trends

3 Evaluate & Recommend

The Compensation Committee considers the following when determining compensation outcomes:

- Overall Company performance, relative performance against our peers, and market trends
- Performance against predetermined Company goals and their formulaic payout
- Performance against predetermined strategic, operational, and individual goals

Use of Peer Group

The Compensation Committee regularly, and at least annually, reviews the appropriateness of the peer group used for purposes of evaluating named executive officer compensation. For our 2025 compensation program, as part of our standard peer group review cycle, and considering input from our compensation consultants, the Compensation Committee analyzed our peer group and believed the group accurately reflected our peer companies and that no changes were necessary. While we acknowledge that our peer group contains certain companies that are significantly larger, we consistently compete with those companies for talent and the Compensation Committee believes it is important to be aware of pay levels at our most competitive talent destinations and sources. We continue to believe our peer group is appropriate as the companies we include are technology and consumer-facing companies that are appropriately sized and are business and talent competitors. In developing the peer group, the Compensation Committee considered a variety of factors, including:

- **Business dynamics:** Our peer group includes other U.S.-based publicly traded companies in related industries and prioritizes companies that share similar business dynamics with us. The Compensation Committee reviewed companies from a wide range of industries, including other technology platforms, software, logistics, travel, and transportation.
- **Talent flows:** We are always competing for the best talent with other technology companies and the broader market. A primary factor considered by the Compensation Committee was our actual experience in the talent market for executive officers. Historically, more than approximately one-third of executives and senior management have come directly from or have been previously employed by companies in our peer group.
- **Size & scale:** Our peer group represents a portfolio of companies, some of which are much smaller than Uber and some much larger, but generally reflects companies with which we aggressively compete for talent. When reviewed and approved by the Compensation Committee for our 2025 compensation program, Uber's gross profit and market capitalization were positioned at approximately the median of the resulting peer group as of July 2024 and revenue was near the 75th percentile.

The following companies represent the peer group we used in evaluating the competitiveness and appropriateness of our 2025 compensation program:

2025 Peer Group

• Adobe	• eBay	• PayPal Holdings
• Airbnb	• Expedia Group	• Salesforce
• Alphabet	• Intuit	• Spotify Technology
• Amazon.com	• Lyft	• Tesla
• Block	• Meta Platforms	• Visa
• Booking Holdings	• Netflix	
• DoorDash	• Oracle	

While the Compensation Committee considers peer data to be a helpful reference in assessing the competitiveness and appropriateness of our executive compensation program, the Compensation Committee applies its own business judgment and experience to determine individual compensation and does not set or target the compensation of our executives at specific levels or within specified percentile ranges relative to peer company pay levels. Our Compensation Committee will continue to work with our CEO and our compensation consultants to position pay based on a variety of factors, including market data for executive compensation drawn from our peer group.

The Compensation Committee supplements the peer group analysis, as a touchstone and without specifically benchmarking to any given level, compensation data of broader technology and consumer companies to better understand our competitive positioning on a more expansive basis.

2025 Executive Compensation Program Key Components

Our 2025 compensation program consists of the following components: base salaries, annual cash incentives, and long-term equity incentives in the form of RSUs, PRSUs, and, for Messrs. Khosrowshahi, Mahendra-Rajah, and Macdonald, stock options. We also provide certain other benefits, as described under the heading "Other Benefits." In order to promote long-term stockholder value creation and link compensation to the key drivers of our business, our primary focus is on the long-term elements of target total direct compensation. Under our executive compensation program, 96% of Mr. Khosrowshahi's 2025 target total direct compensation was variable and at risk, and on average, 93% was variable and at risk for our other NEOs.

CEO Target Compensation | **Other NEO Average Target Compensation**


96%
At-risk
compensation
4% Salary 7%
7% Cash Bonus 9%
89% Long-Term Equity 84%
93%
At-risk
compensation

A summary of our annual key pay elements and the rationale for each element is set forth in the following table:

Compensation Type	Objectives & Determination Factors
Base Salary	• Based on each executive's skills, experience, and performance, value in the marketplace, criticality of the role, and internal pay equity • Provides fixed source of compensation for day-to-day responsibilities
Annual Cash Bonus	• Drives achievement of key corporate performance goals, both financial and strategic • Target award amounts based on competitive marketplace, internal pay equity, and level of experience • Actual award payouts based on individual and Company performance
Annual Long-Term Equity Incentives • PRSUs • RSUs • Stock options (CEO, CFO, COO only)	• PRSUs are designed to encourage our executives to achieve strong goals in key performance metrics selected to drive long-term performance and stockholder value creation • RSUs, PRSUs, and stock options encourage equity ownership and executive retention, reinforce the need for long-term sustained financial performance, and align the interests of executives and stockholders • Equity award size is based on the competitive marketplace, criticality of the role to key performance objectives, internal pay equity, and performance of the executive

Base Salary

The table below reflects the base salary at the rate in effect for each NEO as of the end of 2025.

Name	2025 Base Salary	2024 Base Salary	% Change from 2024
Dara Khosrowshahi	$ 1,100,000	$ 1,000,000	10%[1]
Prashanth Mahendra-Rajah	$ 800,000	$ 800,000	0%
Jill Hazelbaker	$ 800,000	$ 800,000	0%
Andrew Macdonald	$ 900,000[2]	_ [3]	_ [3]
Tony West	$ 800,000	$ 800,000	0%

[1] At the beginning of 2025, we evaluated Mr. Khosrowshahi's base salary and, based on our review of competitive market data, determined it was appropriate to increase his base salary by 10% as he had not received an increase in his base salary since joining Uber in 2017.

[2] Reflects Mr. Macdonald's base salary following his promotion, effective June 2, 2025.

[3] Mr. Macdonald was appointed as President & Chief Operating Officer effective June 2, 2025. Prior to that date, he was Senior Vice President, Mobility & Business Operations, and not an NEO.

Annual Cash Bonus

Our Annual Cash Bonus Plan creates a direct relationship between the cash bonus amounts received by our NEOs and key business performance metrics of the Company, which align with the interests of our stockholders. Each year, the Compensation Committee establishes a target bonus amount for each NEO, displayed below as a percentage of base salary. The actual bonuses earned by each NEO are conditioned upon the achievement of certain Company-wide performance goals established by the Compensation Committee, including financial, strategic, and operational goals, as well as the achievement of individual performance goals, which are unique to each NEO. Following the close of the fiscal year, the Compensation Committee conducts a comprehensive review of the results of the Company-wide performance goals and each NEO's individual performance to measure the level of attainment, and determines the bonus payout earned by each NEO.

The table below details the target annual cash bonus opportunity for each NEO for 2025:

Name	2025 Target Bonus	2025 Target Bonus as a % of Base Salary	2024 Target Bonus as a % of Base Salary	% Change from 2024 as a % of Base Salary
Dara Khosrowshahi	$ 2,200,000	200%	200%	0%
Prashanth Mahendra-Rajah	$ 800,000	100%	100%	0%
Jill Hazelbaker	$ 800,000	100%	100%	0%
Andrew Macdonald	$ 883,050[1]	100%	_[2]	_[2]
Tony West	$ 1,600,000	200%	200%	0%

[1] Mr. Macdonald's 2025 target bonus is the sum of (i) his target bonus of CAD 1,175,000 pro-rated for the period commencing on January 1, 2025, and ending on June 1, 2025, and converted into USD based on the December 2025 month-end CAD/USD exchange rate of 1.3674 ($357,843) and (ii) his target bonus of $900,000 pro-rated for the period beginning on June 2, 2025, and ending on December 31, 2025 ($525,205), rounded up.

[2] Mr. Macdonald was appointed as President & Chief Operating Officer effective June 2, 2025. Prior to that date, he was Senior Vice President, Mobility & Business Operations, and not an NEO.

2025 Annual Cash Bonus Plan Goals

In 2025, our Annual Cash Bonus Plan had two components: (i) the "Company Goals" component and (ii) the "Individual Modifier" component. The Company Goals portion applied to all of our NEOs and consisted of three equally weighted financial goals (60% of our annual cash bonus), and five equally weighted key strategic and operational priorities (40% of our annual cash bonus). These Company Goals, including the applicable metrics, thresholds, targets, and maximums, are established at the beginning of the year by the Compensation Committee. The Compensation Committee generally takes stockholder growth expectations into consideration when developing the applicable metrics, thresholds, targets, and maximums.

The "Individual Modifier" can increase or decrease the bonus payable to each NEO by 50% - 150%, based on individual performance, with a maximum bonus payable to each NEO capped at 200% of target. The Individual Modifier is determined by the Compensation Committee based on each NEO's individual performance measured against their respective individual performance goals set by the Compensation Committee at the beginning of the year. The Compensation Committee believes the inclusion of the Individual Modifier in our Annual Cash Bonus Plan provides a structure that allows for the recognition of individual achievement, while also holding each NEO accountable for their personal performance. A discussion of the application of the Individual Modifier to our NEOs in 2025 can be found below.

An overview of the components of our 2025 Annual Cash Bonus Plan can be found below:

Company Goals

60%
Financial

Three equally weighted financial goals (each 20%)

- **Goals:** Threshold, target, and maximum goals established at start of year
- **Measurement:** 100% formulaic
- **Payout Range:** 50% - 200% of target bonus (0% payout if threshold goal not achieved)

40%
Strategic & Operational Priorities

Five equally weighted priorities (each 8%)

- **Goals:** Targets established at start of year
- **Measurement:** Performance evaluated against pre-established quantitative metrics
- **Payout Range:** 50% - 200% of target bonus

 (Company results above multiplied by modifier below)

Individual Modifier
50% - 150%
Specific individual and/or functional goals

- **Goals:** Mixed quantitative & qualitative goals established at start of year
- **Measurement:** Performance evaluated against pre-established objective metrics
- **Payout Range:** 50% - 150% of Company results

Maximum overall payout is capped at 200% of target bonus

2025 Annual Cash Bonus Plan Achievement – Company Goals

In 2025, we included three equally weighted metrics in our financial goals: Gross Bookings, Adjusted EBITDA, and Adjusted EBITDA less SBC. These financial goals accounted for 60% of the annual cash bonus.

Additionally, at the beginning of 2025, the Compensation Committee established five key strategic and operational priorities that we believe further our long-term strategy and align with our goals as a Company. These strategic and operational priorities were a mix of quantitative metrics based on objective criteria and were each equally weighted (i.e., 8% each) in the bonus formula, accounting for 40% of the annual cash bonus.

The charts below summarize each component of the Company goals for our 2025 Annual Cash Bonus Plan and the level of achievement assigned to each component by the Compensation Committee. A summary of achievement of the Company goals for our 2025 Annual Cash Bonus Plan is immediately below, and a detailed discussion of the results follows.

Summary of 2025 Bonus Achievement – Company Goals



Discussion of 2025 Bonus Achievement – Company Goals

Performance against each of the financial goals and the strategic and operational priorities was evaluated by our Compensation Committee at the end of 2025, with such assessment described below:

Financial Goals (60%)

Metric	Threshold 50%	Target 100%	Maximum 200%	2025 Results	Formulaic Result	Metric Weight	Final (Weighted)
Gross Bookings	$ 178.5B	$ 187.5B	$ 196.5B	$ 193.5B	166.16%	20%	33.23%
Adj. EBITDA	$ 8,300M	$ 8,700M	$ 9,300M	$ 8,730M	105.00%	20%	21.00%
Adj. EBITDA less SBC	$ 6,300M	$ 6,700M	$ 7,300M	$ 6,904M	134.00%	20%	26.80%
				Total Financial %	**135.05%**	**60%**	**81.03%**

Strategic & Operational Priorities (40%)

		Formulaic Result	Metric Weight	Final (Weighted)
Build a robust membership program across Mobility and Delivery. Our total members increased roughly 55% year-over-year, significantly exceeding our target of a 20% increase, reaching 46 million members.	Significantly Exceeded	150%	8%	12%
Maintain or gain category position (CP) for Mobility and Delivery countries. [1] In 2025, CP for our Mobility business sustained or increased in the majority of our top markets. Our Delivery business remained strong, gaining consistent CP across the vast majority of our top markets.	Met	100%	8%	8%
Best platform for Drivers and Couriers. Our monthly active Drivers and Couriers grew 19% year-over-year to 9.7M, globally exceeding our target of 9.4M.	Exceeded	125%	8%	10%
Grow autonomous vehicles platform. In 2025, we exceeded our target for increasing the number of markets with live AV deployments, launching in six new markets in Mobility.	Exceeded	125%	8%	10%
Overall employee satisfaction. Target of maintaining overall employee satisfaction at Uber was met as employee pulse survey results show that employees continue to be engaged, and are passionate about Uber's mission and proud to work at Uber.	Met	100%	8%	8%
Total Strategic & Operational %		**120%**	**40%**	**48%**

Total 2025 Company Goals Payout	**129.03%**

[1] Category position is based on internal estimates based on our billings and estimated billings of other rideshare platforms and/or food delivery platforms as of the last week of the applicable period. Billings represent the sum of the amounts billed to the consumer, as listed on the receipt after discounts and credits.

2025 Annual Cash Bonus Plan Achievement – Individual Modifier

The Annual Cash Bonus Plan includes an Individual Modifier that can increase or decrease the bonus payable to each NEO by 50% - 150%, with a maximum bonus payable to each NEO capped at 200% of target. The utilization of the Individual Modifier is determined by the Compensation Committee based on each NEO's individual performance measured against individualized performance goals established at the beginning of the year by the Compensation Committee.

The Compensation Committee established strategic and functional goals for each of our NEOs at the beginning of 2025. In reviewing each NEO's level of achievement against their individual goals, the Compensation Committee determined that each NEO achieved target levels of performance (i.e., 100%) and the Individual Modifier would not be utilized to increase or decrease the bonuses payable to each NEO, other than for Ms. Hazelbaker. For Ms. Hazelbaker, the Compensation Committee utilized the Individual Modifier at 150% for significantly exceeding the targets set for her individual performance goals due to her extraordinary work on our insurance reform strategy, a discussion of which is below.

The table below summarizes the results assessed by the Compensation Committee of each NEO's performance against their strategic and functional goals for 2025.

Dara Khosrowshahi

- **Drive platform engagement.** Achieved significant growth across all regions supported by Uber One membership, which was up 55% year-over-year, ending 2025 with 46 million members globally, contributing to cross-platform engagement and multi-product usage, resulting in 40% of consumers using more than one Uber product in Q4.
- **Grow autonomous vehicle program.** Advanced our AV platform through the launch of our partnership with Waymo in Austin and Atlanta, partnering with more than 25 companies globally to strengthen our AV presence across Mobility, Delivery, and Freight, and expanding our partnership with NVIDIA to take a pivotal step in scaling global autonomy and driving meaningful advances for our AV partner ecosystem.
- **Grow non-core Gross Bookings.** Achieved strong growth in our non-core Mobility offerings by expanding our product portfolio beyond UberX, including our two- and three-wheel offerings in Moto and our Uber Black offering, both up approximately 40% year-over-year, and by scaling Grocery & Retail, adding marquee partners in key retail categories, and exceeding $12 billion in annualized Gross Bookings.
- **Magical user experience.** Delivered significant growth in MAPCs in both Mobility and Delivery, ending the year with 202 million MAPCs, our largest and most engaged consumer base ever, with Mobility MAPCs exceeding 150 million consumers for the first time ever in Q3, and Delivery gains driven by improvements to the consumer experience and strong contribution from our Grocery & Retail business.

Prashanth Mahendra-Rajah

- **Deliver on cost savings and efficiency.** Improved Non-GAAP operating costs, with a reduction from 6.5% of Gross Bookings in Q4 2024 to 6.2% of Gross Bookings in Q4 2025, driven primarily by leverage on Operations & Support, Sales & Marketing, and General & Administrative costs.
- **Execute on capital allocation framework.** Completed Uber's inaugural $7 billion share repurchase, while securing a new $20 billion authorization, demonstrating our commitment to consistently return cash to stockholders, and strengthened Uber's balance sheet and capital returns by achieving BBB-level ratings.
- **Insurance savings.** Achieved significant long-term cumulative annualized actuarial savings, exceeding targets, through process improvements, including Driving Insights, Advantage Mode, and operations, safety, and tech collaboration, commercialization efforts, and supporting advocacy efforts in insurance reform.
- **Manage enterprise risk.** Embedded enterprise risk management strategies into core decision-making at the executive and senior leadership levels, drove strong cross-functional accountability, integrated mitigation plans into business reviews, and provided quarterly top-risk oversight to the Audit Committee.

Jill Hazelbaker

- **Drive new user growth and increased engagement.** Achieved substantial growth through co-marketing impact, stronger value messaging, and scaling customer relationship management campaigns through automation, resulting in the addition of more consumers in Q4 than any other quarter since the post-COVID recovery, an increase in Uber One membership (up 55% year-over-year), growth in Grocery & Retail through Merchant forward marketing, and Trip growth due to expanded awareness of our product portfolio beyond UberX with taxis on the platform in over 500 cities, Uber's presence at airports, and Moto availability.
- **Effectively and efficiently drive growth and trust & reputation.** Delivered significant lift in awareness, demand, and favorability in both Mobility and Delivery through the launch of multiple strategic campaigns and partnerships, including through our Uber One campaign with Brian Cox, resulting in Uber's first-ever Emmy win, and Uber's "On Our Way" campaign, which increased favorability across all top Mobility markets and contributed to strong awareness of Uber One, now live in 47 countries.
- **Progress on insurance reform strategy.** Generated hundreds of millions of dollars in annualized savings due to substantial advancements in insurance reform by working with policymakers to deliver pragmatic results that benefit consumers and Drivers alike, including the passage of SB 371 in California, a landmark compromise which lowers excessive government-mandated insurance costs for Drivers while preserving the strong protection consumers and Drivers rely on, and through tort reform efforts at the state-level to combat legal system abuse, including the passage of two bills in Georgia, aimed at limiting damages in lawsuits and reducing insurance premiums. Led advocacy efforts at the federal level to strengthen long-term reform, and in other states for legislation that keep trips covered without compromising rideshare affordability and increases the portion of fares retained by Drivers.

Andrew Macdonald

- **Grow autonomous vehicle program.** Advanced our AV platform through the launch of our partnership with Waymo in Austin and Atlanta, partnering with more than 25 companies globally to strengthen our AV presence across Mobility, Delivery, and Freight, and expanding our partnership with NVIDIA to take a pivotal step in scaling global autonomy and driving meaningful advances for our AV partner ecosystem.
- **Grow Grocery & Retail and Direct Gross Bookings.** Delivered strong year-over-year growth in Grocery & Retail, exceeding $12 billion in annualized Gross Bookings, fueled by strong retail moments, including our biggest Black Friday ever, with U.S. retail Gross Bookings up approximately 300% year-over-year that weekend, and deepening Merchant relationships through Uber Direct with the addition of marquee partners.
- **Insurance savings.** Achieved significant long-term cumulative annualized actuarial savings, exceeding targets, through process improvements, including Driving Insights, Advantage Mode, and operations, safety, and tech collaboration, commercialization efforts, and supporting advocacy efforts in insurance reform.
- **Multi-product / cross sell.** Increased cross-segment multi-product use, resulting in 40% of consumers using more than one Uber product in Q4, driven by a 55% year-over-year increase in Uber One membership and closing out 2025 with 202 million MAPCs.
- **Scale Ads.** Generated over $2 billion in annualized revenue, up over 50% year-over-year in Q4, with Delivery advertising as a percentage of Delivery Gross Bookings crossing 2%, driven by continued strong adoption of Sponsored Listings and the expansion of Sponsored Items.

Tony West

- **Continue efforts on legal reform strategy.** Engaged globally with regulators to advocate for fairer insurance policies, ensuring flexibility and benefits for Drivers and Couriers, and combatting legal system abuse through tort reform efforts and proactive litigation.
- **Insurance savings.** Successfully advocated for reform in the U.S., delivering significant excess auto insurance reserve savings, including the passage of bills in Georgia aimed at limiting damages in lawsuits and reducing insurance premiums, and the passage of SB 371 in California, a landmark compromise that lowers excessive government-mandated insurance costs for Drivers while preserving the strong protections consumers and Drivers rely on.
- **Manage enterprise risk.** Proactively engaged with more than 75 regulators, government stakeholders, and global policymakers across ten countries through meaningful dialogue to deliver pragmatic results benefiting platform users. Drove strong cross-functional accountability, integrated mitigation plans into business reviews, and provided quarterly top-risk oversight to the Audit Committee.

2025 Annual Cash Bonus Payouts

The Compensation Committee determined that the Company Goals component of the Annual Cash Bonus paid out at 129.03% based on the level of achievement against the Company Goals pre-set at the beginning of 2025 and that the Individual Modifier component of the Annual Cash Bonus Plan would not be utilized to increase or decrease the bonus payable to each NEO, except with respect to Ms. Hazelbaker.

The table below sets forth the final bonus payouts for 2025 for each NEO:

Name	Target Incentive	Company Performance %	Individual Performance %	Final Payout %	FY25 Incentive Payout
Dara Khosrowshahi	$ 2,200,000	129.03%	100%	129.03%	$ 2,838,660
Prashanth Mahendra-Rajah	$ 800,000	129.03%	100%	129.03%	$ 1,032,240
Jill Hazelbaker	$ 800,000	129.03%	150%	193.55%	$ 1,548,400
Andrew Macdonald[1]	$ 883,050	129.03%	100%	129.03%	$ 1,139,399
Tony West	$ 1,600,000	129.03%	100%	129.03%	$ 2,064,480

[1]   Mr. Macdonald's 2025 target bonus is the sum of (i) his target bonus of CAD 1,175,000 pro-rated for the period commencing on January 1, 2025, and ending on June 1, 2025, and converted into USD based on the December 2025 month-end CAD/USD exchange rate of 1.3674 ($357,843) and (ii) his target bonus of $900,000 pro-rated for the period beginning on June 2, 2025, and ending on December 31, 2025 ($525,205), rounded up.

Annual Long-Term Equity Incentives

In 2025, we continued to use equity incentives as a key component of our total compensation package for our NEOs. Consistent with our compensation objectives, we believe this approach allows us to attract and retain the highest level of talented and experienced executive officers, aligns our executive officer incentives with the long-term interests of our Company and our stockholders, and ultimately drives long-term stockholder value. Early in the year, the Compensation Committee reviews and approves annual equity awards for our NEOs, and awards are granted in March.

In determining the form, size, frequency, and material terms of NEO equity awards, our Compensation Committee customarily considers, among other factors, each executive officer's role criticality relative to others at our Company and the Company's major strategic initiatives, Company and individual performance, the equity awards provided to executive officers in similar roles of our peer companies, and the retentive value necessary to retain our executives.

Our compensation program is intended to achieve alignment between our long-term strategic goals and our stockholders' interests, and be grounded in our pay-for-performance philosophy as well as our mission and values. All of our NEOs receive long-term equity-incentive awards in the form of RSUs and PRSUs. Our PRSU program connects our NEO compensation to our long-term financial goals and strategic goals that are critical to our business. Additionally, Messrs. Khosrowshahi, Mahendra-Rajah, and Macdonald receive stock options as part of their annual compensation mix to further align their compensation with long-term increases in stockholder value. We will continue to monitor the equity mix in the future to ensure that it appropriately balances incentives, alignment, and retention.

- **PRSUs.** Performance-based RSUs are critical to our compensation program and are granted to all of our NEOs to drive the achievement of key financial, operational, and strategic objectives, which aligns the interests of our executives and stockholders. Currently, all of our NEOs have received PRSU awards in all three outstanding PRSU award cycles (with the exception of Mr. Mahendra-Rajah, as he did not receive a 2024 PRSU award due to joining the Company in November 2023). At the beginning of each performance period, the Compensation Committee establishes financial and strategic goals with metrics that are 100% quantitative for the PRSU awards. Our 2025 PRSU Awards are subject to the structure described in the "2025 PRSUs" section on page 60.
- **RSUs.** Time-based RSUs are granted to NEOs to incentivize executives to build value in the Company over time and align equity ownership with our stockholders, while continuing to provide value to our NEOs during periods of market volatility.
- **Stock options.** In 2025, we granted stock option awards to Messrs. Khosrowshahi, Mahendra-Rajah, and Macdonald as part of their long-term equity compensation. The stock options were included in lieu of a portion of the time-based RSUs that would otherwise have been granted to Messrs. Khosrowshahi, Mahendra-Rajah, and Macdonald as part of their equity compensation. As a result, the target annual equity opportunity that is subject to total stockholder returns and performance-based achievement through both the stock option awards and our PRSU awards is 77.5% for Mr. Khosrowshahi and 75% for Mr. Mahendra-Rajah. As Mr. Macdonald was promoted to be our COO mid-year, his total long-term equity incentive compensation make-up did not align with that of our other NEOs due to his role at the time annual equity awards were approved by the Compensation Committee. Beginning in 2026, Mr. Macdonald's annual equity award will consist of 25% stock options, in addition to 25% RSUs and 50% PRSUs. Accordingly, at least 75% of the target annual equity opportunity for our CEO, CFO, and COO will be subject to the achievement of performance-based and TSR goals.

  Information regarding prior years' PRSU grants, RSU grants, and stock option grants made to our NEOs is contained in the table "Outstanding Equity Awards as of December 31, 2025."

2025 Equity Awards

As part of the annual equity refresh portion of our compensation program at the beginning of 2025, our Compensation Committee granted all of our NEOs a combination of RSUs, PRSUs, and, in the case of Messrs. Khosrowshahi, Mahendra-Rajah, and Macdonald, stock options.

The following table reflects each NEO's target annual equity award, broken out by type of award. Amounts below include one-time grants made to Mr. Macdonald in connection with his promotion to President, Chief Operating Officer, consisting of $2,500,000 in RSUs that vest in full on the three-year anniversary of grant and $2,500,000 in performance-based RSUs pursuant to the same terms as our annual PRSUs. The amounts included represent the intended value of the equity grants awarded to our NEOs by the Compensation Committee in 2025:

Name	Annual PRSUs[1][2]	Annual RSUs[1][3]	Annual Stock Options[1][4]	Total Equity[1]
Dara Khosrowshahi	$14,850,000	$ 6,075,000	$ 6,075,000	$ 27,000,000
Prashanth Mahendra-Rajah	$ 6,250,000	$ 3,125,000	$ 3,125,000	$ 12,500,000
Jill Hazelbaker	$ 2,666,667	$ 5,333,333	—	$ 8,000,000
Andrew Macdonald[5]	$ 7,000,000	$ 11,500,000	$ 2,500,000	$ 21,000,000
Tony West	$ 2,333,333	$ 4,666,667	—	$ 7,000,000

[1] The dollar amounts included in this table represent the intended value of the equity grants and will not match the corresponding amounts in the "Stock Awards" and "Option Awards" columns of the Summary Compensation Table or the Grants of Plan-Based Awards Table due to accounting complexities, a discussion of which can be found under the "Variation in Equity Award Value and Enhancements to our Long-Term Incentive Plan" heading below.

[2] The PRSUs vest in full following the end of the three-year performance period on the three-year anniversary of the vesting commencement date, with the number of shares earned determined based on certified, actual performance against pre-established goals, 60% of which are measured at the completion of the three-year period, with the remaining 40% measured based on certain metrics for each year in the three-year period, with 13.3% being measured each year.

[3] The RSUs vest over four years on a monthly basis for all NEOs other than Mr. Khosrowshahi, whose RSUs vest 25% per year over four years, and the grant of RSUs made to Mr. Macdonald in connection with his promotion to President, Chief Operating Officer, which cliff-vests on the third anniversary of the vesting commencement date.

[4] Stock options vest 25% per year over four years.

[5] Amounts include a one-time grant made to Mr. Macdonald on June 4, 2025 in connection with his promotion to President, Chief Operating Officer, as described above.

2025 Equity Awards Component	Dara Khosrowshahi	Prashanth Mahendra-Rajah	Jill Hazelbaker	Andrew Macdonald	Tony West
PRSUs • Performance-based equity awards • Cliff-vest following the completion of a three-year performance period based on actual achievement as certified by the Compensation Committee • See below for a discussion of our 2025 PRSUs	55%	50%	33.3%	33.3%	33.3%
RSUs • Time-based equity awards • For CEO, the 2025 RSUs vest annually over four years • For all other NEOs, the 2025 RSUs generally vest monthly over four years[1]	22.5%	25%	66.7%	54.8%	66.7%
Stock Options • CEO, CFO, and COO only in 2025 • Vest annually over four years • Seven-year term	22.5%	25%		11.9%	

[1] The grant of RSUs made to Mr. Macdonald in connection with his promotion to President, Chief Operating Officer cliff-vests on the third anniversary of the vesting commencement date.

Variation in Equity Award Value and Enhancements to our Long-Term Incentive Plan

In 2025, the Compensation Committee conducted a comprehensive review of our long-term incentive program, recognizing the impact of stock price volatility on equity compensation expense and the values that are included in the "Stock Awards" column of our Summary Compensation Table, accounting complexities associated with including annual goals in the structure of our outstanding PRSU grants, and the accounting premiums attributable to the relative TSR (rTSR) modifier feature of our PRSUs. Due to these factors, the reported equity values of our equity awards may shift year-to-year based on share price appreciation (or depreciation) and fair value methodologies rather than a substantial shift in our overall equity compensation philosophy, and these reported values may vary materially from the targeted grant values referenced above.

As a result of this review, we once again reaffirmed our value-to-share methodology, which relies on the average stock price from the prior month to determine the number of equity shares granted, as it aligns with market practices among peer companies and the expectation that valuation differences will remain within a reasonable range, both positive and negative. Further, as part of this review, the Compensation Committee approved transitioning all metrics in our PRSU program to three-year goals, implementing this change for our 2026 PRSUs. While this change will eventually reduce volatility in reported equity values by aligning the full accounting expense of our PRSUs with the year they are granted, we expect that in 2026, there will be unintended accounting expense increase reflected in the Summary Compensation Table reported in our 2027 proxy statement due to reporting the full award in that year, in addition to the impacts discussed above due to the structure of our outstanding 2024 PRSUs and 2025 PRSUs.

2025 PRSUs

In 2025, at least one-third of the annual equity awards made to our NEOs were in the form of PRSUs. Both our CEO and CFO received at least half of their annual equity awards in the form of PRSUs, with our CEO receiving 55% of his annual equity awards in the form of PRSUs. Consistent with prior years, our Compensation Committee established financial and strategic quantitative goals for our 2025 PRSUs at the beginning of the performance period, with vesting to occur at the end of a three-year period, subject to the achievements of the specified pre-established targets. In addition, the 2025 PRSUs were structured similarly to the 2023 and 2024 PRSUs, with 80% of the award based on key financial goals and metrics, 20% of the award based on long-term strategic goals and metrics, and the entire award subject to an rTSR modifier. Finally, in response to feedback received from our stockholders, our long-term strategic goals included electrification goals. The chart below illustrates the overall structure of our PRSU program that has been in place for the past three years; the table that follows it provides a high-level summary of our 2025 PRSU program structure.



2025 PRSUs: Program Structure


13.3%
13.3%
13.3%
FY25 Adj. EBITDA Margin
FY26 Adj. EBITDA Margin
FY27 Adj. EBITDA Margin
40%
Adjusted EBITDA Margin*
40%
Gross Bookings Growth
10%
Electrification
10%
Safety Improvement
rTSR MODIFIER
MODIFIER RANGE:
70% - 130%
*Adjusted EBITDA as a percent of Gross Bookings

Financial Goals

- **Adjusted EBITDA Margin.** 40% of our 2025 PRSUs are subject to our Adjusted EBITDA Margin goals, measured as a percent of Gross Bookings, with such achievement being measured on an annual basis against targets set by our Compensation Committee established at the beginning of each fiscal year in the three-year performance period.
- **Gross Bookings Growth.** 40% of our 2025 PRSUs are subject to our Gross Bookings Growth goal, with such achievement being measured as the average over the three-year performance period against pre-set targets established by our Compensation Committee at the beginning of the performance period.

Strategic Goals & rTSR Modifier

In addition to Adjusted EBITDA Margin and Gross Bookings Growth, we included strategic metrics, including electrification and safety improvement goals, in our 2025 PRSUs because we believe these goals are important to our key initiatives and growth. We also included an rTSR modifier to further align the interests of our executives to those of our stockholders.

- **Electrification Goals.** Moving toward electrification was a core goal in 2025. The key performance indicator we established with respect to these goals was to increase the percentage of electric vehicle miles globally, over the course of the three-year performance period.
- **Safety Improvement Goals.** Standing for safety has been a critical component of our executive compensation program since 2018. The consistent inclusion of safety improvement goals in our PRSU program has ensured that our NEOs prioritize the safety of users and consumers on our platform. In 2021, we expanded our safety improvement goals beyond our U.S. Mobility business (which is the subject of our U.S. Safety Reports) to include safety incident rates globally in both our Mobility and Delivery businesses (see footnote three to the "2023 PRSUs: Three-Year Strategic Targets" table below for additional information). This shift, which continued in our 2025 PRSU program, reinforces our continued investment and prioritization of safety and transparency globally and goes beyond industry practice.
- **rTSR.** In order to further align the interests of our executives to those of our stockholders and to tie the long-term compensation of our executives to our long-term financial success, the metrics of our long-term incentive compensation awards are subject to an rTSR modifier. The rTSR modifier compares the three-year annualized TSR of the Company, calculated by using the average stock price for the month immediately preceding the beginning of the performance period and average stock price for the month ending the performance period, against the TSR of the companies included in the S&P 500 over the same three-year period. If absolute TSR is negative over the three-year period and rTSR is greater than the 50th percentile, the upward modifier is capped at 1.0X, which provides incentive to outperform comparators, but safeguards against upward modification if stockholders have not had positive returns. The table below sets forth the mechanics of the rTSR modifier.

Multiplier[1]	Percentile	Performance Level
0.7X	At or below 25th percentile	Below target[2]
1.0X	50th percentile	Target
1.3X	At or above 75th percentile	Maximum[3]

[1] Multipliers in between values shown are linearly interpolated.

[2] If rTSR ranks at or below the 25th percentile, the rTSR modifier will be fixed at 0.7x. Application of this modifier may result in a final payout of less than 50% of the PRSU target.

[3] The rTSR modifier will not adjust the performance results above 150% (the overall cap of our 2025 PRSUs).

2023 PRSUs: Results

Our 2023 PRSUs completed their three-year performance period on December 31, 2025. Below includes a discussion of our levels of achievement against the goals set for our 2023 PRSUs, as well as the final payout of the 2023 PRSU Awards. As previously noted, each individual goal in our long-term incentive program is subject to a 50% threshold level of achievement (in addition to a 150% cap), and, if such threshold is not achieved, payout for the particular goal is 0%. For our 2023 PRSUs, both the 50% threshold and 150% cap impacted the overall level of achievement of our financial and strategic metrics and percentage payout for our 2023 PRSUs (as detailed in the charts below).

The Compensation Committee approved the below Adjusted EBITDA Margin targets at the beginning of each fiscal year of the three-year performance period, to be measured on an annual basis, and approved the Gross Bookings Growth target at the beginning of the performance period in 2023.

The chart below reflects the actual achievement against the financial targets for the 2023 PRSUs.

2023 PRSUs: 2023 – 2025 Financial Targets (80%)	Weighting	Target Goal	Results	% Achieved	Weighted Score
Adjusted EBITDA Margin - 2023[1]	13.33%	2.75%	2.94%	150.00%	
Adjusted EBITDA Margin - 2024[1]	13.33%	3.95%	3.98%	116.60%	35.55%
Adjusted EBITDA Margin - 2025[1]	13.33%	4.65%	4.51%	0.00%	
Gross Bookings Growth[2]	40.00%	15.00%	18.79%	137.96%	55.18%

[1] Adjusted EBITDA as a percent of Gross Bookings. Each fiscal year the Compensation Committee sets the target goal, based on the Company's annual financial plan.

[2] Gross Bookings Growth goal set at the beginning of 2023 by the Compensation Committee and results are measured as a three-year average.

The Compensation Committee established our strategic and operational targets at the beginning of 2023 to be measured at the end of the three-year performance period for the 2023 PRSU Awards. When establishing these targets, the Compensation Committee also approved four quantitative metrics for measuring performance, two for each strategic goal, to be measured over the three-year performance period. In 2025, after careful consideration, the Compensation Committee decided to close the performance period for the Diversity, Equity, and Inclusion goals linked to the 2023 PRSU program to ensure that our executives' incentives reflect the organization's current and forward-looking goals and strategy, while adapting to the external environment. As a result, the level of achievement of these goals was measured over the two-year period beginning January 1, 2023, and ending on December 31, 2024, and determined as an 88.9% payout. The levels of achievement of the remaining financial and strategic performance goals applicable to the 2023 PRSUs were measured at the completion of the three-year performance period for the 2023 PRSU program on December 31, 2025. The chart below reflects the actual achievement against the metrics for the 2023 PRSUs.

2023 PRSUs: Three-Year Strategic Targets (20%)	Weighting	Target Goal	% Achieved	Weighted Score
Diversity, Equity, & Inclusion[1][2]	**10%**		**88.9%**	**8.9%**
Percentage of women at Uber's manager level and above (global)	5%	33.5%	95.1%	4.8%
Percentage of U.S. underrepresented people at the senior analyst level and above	5%	16.0%	82.6%	4.1%
Safety Improvement[1][3]	**10%**		**118.5%**	**11.9%**
Percent of reduction in critical sexual assault[3]	5%	(10.0)%	150.0%	7.5%
Percent of reduction in motor vehicle crash fatalities[3]	5%	(10.0)%	87.0%	4.4%

[1] Achievement of strategic goals may take into consideration the impact of certain M&A transactions.

[2] Level of achievement measured over the two-year period beginning January 1, 2023, and ending on December 31, 2024, as discussed above. Results as of January 31, 2025 (inclusive of promotions that took effect in early 2025 related to 2024 performance).

[3] Safety improvement performance is defined by the Company's safety incident rate improvement over the 2022 baseline year, as measured in reductions in motor vehicle fatalities and critical sexual assaults over a three-year period. Beginning with our 2021 PRSU Award, our measurement has remained consistent and includes incidents globally within our Mobility and Delivery business. Due to the inclusion of global incidents, U.S. FARS reconciliation is not a prerequisite for analytical results, and observed changes may differ from what is described in our U.S. Safety Report. All safety incidents in scope are subject to our safety data auditing processes which have been described in our previous U.S. Safety Reports.

2023 PRSUs: Payouts Including rTSR Modifier

Final results of the 2023 PRSUs, which vested on March 16, 2026 (other than for Mr. Mahendra-Rajah's 2023 PRSUs, which vest on November 16, 2026), based on actual achievement, as certified by our Compensation Committee, are set forth below. The results disclosed below reflect the level of achievement of the financial and strategic performance metrics, as well as the application of the rTSR modifier. Following the application of the rTSR modifier, the 2023 PRSUs paid out at 144.9%.

Financial & Strategic Measures	Weighting	% Achieved	% Weighted
Adjusted EBITDA Margin – 2023, 2024, 2025[1]	40%	88.9%	35.5%
Gross Bookings Growth	40%	138.0%	55.2%
Diversity, Equity, & Inclusion[2]	10%	88.9%	8.9%
Safety	10%	118.5%	11.9%
Total Financial & Strategic Measures %			**111.5%**
Relative TSR Modifier	**Target**	**% Achieved**	**Modifier**
Three-year Rank	**50th percentile**	**96th percentile**	**× 130.0%**
			=
2023 PRSUs Payout			**144.9%**

[1] Adj. EBITDA as a percent of Gross Bookings.

[2] Level of achievement measured over the two-year period beginning January 1, 2023, and ending on December 31, 2024, as discussed above.

Based on these performance results, final payouts of the 2023 PRSU Awards for the participating NEOs are set forth below.

FY23-FY25 Award	# of PRSUs Granted	# of PRSUs Vested
Dara Khosrowshahi	268,480	389,041
Prashanth Mahendra-Rajah	90,826	131,611
Jill Hazelbaker	61,117	88,561
Andrew Macdonald	97,012	140,574
Tony West	69,848	101,214

Other Benefits

Executive Severance Plan & Employment Agreements

In June 2023, we adopted our Amended and Restated 2019 Executive Severance Plan (Executive Severance Plan). Our Executive Severance Plan is described and quantified under the heading "Potential Payments Upon Termination or Change in Control." The employment agreements we have entered into with each NEO also serve as participation agreements for our Executive Severance Plan. Each employment agreement generally has no specific term and provides for at-will employment. The employment agreements set forth each NEO's initial base salary, eligibility to participate in our Annual Cash Bonus Program, certain employee benefits, the terms of certain equity grants, and in the case of our CEO, certain grandfathered severance commitments, as described and quantified under the heading "Potential Payments Upon Termination or Change in Control."

Security

Because of the high visibility of our Company, our Board has authorized a security program for the protection of our senior executives based on ongoing assessments of risk, as well as actual and credible threats made against our executive officers. We require these security measures for our benefit because of the importance of these executives to Uber, and we believe the costs of our security program are necessary and appropriate business expenses since they arise from the nature of the executives' employment at Uber. Our Board regularly evaluates and approves the cost and components of our security program, based on comparative data regarding the cost and scope of security programs established by companies in the U.S., both within and outside of our peer group, and professional assessments of safety threats made against our executive officers. Since the implementation of our overall security program, each of these assessments has identified actual and credible threats to Mr. Khosrowshahi's safety as a result of the high-profile nature of being our CEO.

Our security program for our executive officers consists of business-related and personal security services, including certified protection officers, secure meeting spaces, accommodations and transportation, and the aircraft travel described below, as our security team deems necessary and appropriate after conducting a threat assessment with respect to the particular event and/or location. In addition, we provide residential security and commuting and other personal transportation services to Mr. Khosrowshahi as our CEO. Although we view the security services provided to our NEOs as necessary and appropriate business expenses, we reported the aggregate incremental cost of certain of these services in the "All Other Compensation" column of the Summary Compensation Table.

Air Travel

In order to provide a more secure air traveling environment, we provide private aircraft services for certain executive travel pursuant to our Private Airplane Use Policy, which may be amended from time to time. Our Private Airplane Use Policy currently provides that our CEO may utilize private aircraft for business purposes and personal travel and that our other NEOs may utilize private aircraft for business purposes subject to obtaining advance approval from the CEO. Our other NEOs are not permitted to utilize private aircraft for personal travel unless traveling with our CEO. For any personal travel, the NEOs, other than the CEO, must enter into a time-sharing agreement with the Company and directly pay or reimburse us for the greater of (i) the aggregate incremental cost of the flight, or (ii) the imputed fringe benefit income

value of any personal use, unless otherwise approved by the Compensation Committee. Nevertheless, the CEO may reimburse the Company for personal travel per our Private Airplane Use Policy and the time-sharing agreement, and, to the extent the Company is not reimbursed, the CEO would recognize imputed taxable income and the incremental costs would be included in the "All Other Compensation" column of the Summary Compensation Table. The incremental cost charged to our NEOs for personal use is limited to the variable cost that is allowed under applicable Federal Aviation Regulations (e.g., twice the direct fuel cost of the flight, crew travel expenses for the flight, hangar or storage cost for the flight, insurance cost specific to the flight, customs, landing fees and taxes for the flight, in-flight catering, and ground transportation). We do not seek reimbursement of costs such as management fees, lease or subscription payments, banked hours, crew salaries, maintenance costs not related to trips, training, home hangaring, general taxes and insurance, and services support, as these costs are already incurred for business purposes. Guests and family members are permitted to accompany the CEO on the private aircraft for personal travel and are permitted to accompany the CEO or any other eligible NEO when the aircraft is already going to a specific destination for a business purpose, in each case subject to these reimbursement rules.

Financial Management Benefit for Executives

The Company maintains a financial management services benefit to assist NEOs in obtaining professional financial advice, and to maximize their understanding and effectiveness of our executive compensation programs, while also increasing productivity by limiting personal financial matters to distract them from Company responsibilities. If NEOs elect to participate in this benefit, the value of these services, up to an annual $16,000, is taxable to them. There is no tax gross-up paid on the income attributable to this value.

Benefits Applicable to All Employees, Including Our NEOs

Relocation Assistance

We believe that the best ideas can come from anywhere. To enable us to attract the highest level of talented and experienced executive officers, certain of our executive officers are eligible to receive or have received relocation assistance when necessary or appropriate, including travel, commuting, and temporary housing costs and reimbursement of moving costs. We also generally offer a tax gross-up to employees, including our executive officers, for these payments. We reported the relocation expenses incurred with respect to our NEOs in 2025 in the "All Other Compensation" column of the Summary Compensation Table.

Employee Benefits

We provide health, dental, vision, life, and disability insurance benefits to our executive officers, on the same terms and conditions as provided to all other eligible U.S. employees. Our executive officers may also participate in our broad-based 401(k) plan and are eligible to receive the Company match, at the same level as all other participants. For all U.S. employees, including NEOs, Uber covers all costs and taxes attributed to our employees due to cafeteria offerings under any current rules or regulations. We believe these benefits are consistent with the broad-based employee benefits provided at the companies with whom we compete for talent and therefore are important to attracting and retaining the highest level of talented and experienced executive officers.

Other Compensation Matters

Compensation Risk Assessment

As part of our annual compensation-related risk review, we conducted an analysis to determine whether any risks arising from compensation policies and practices are reasonably likely to have a material adverse effect on the Company in light of our overall business, strategy, and objectives. Management, in concert with the Compensation Committee, reviews and evaluates both cash and equity incentive plans across executive and non-executive employee populations, as well as other compensation-related policies to which our employees are subject.

The process of our assessment is two-pronged and evaluates both (i) material enterprise risks related to our business that may be exacerbated by compensation policies and practices and (ii) the potential risks arising from attributes in our compensation practices, performance criteria, payout curves and leverage, pay mix, and verification of performance results.

After reviewing the results of the analysis, the Compensation Committee and management believe our current compensation policies and practices (i) balance an appropriate risk and reward profile in relation to our overall business strategy and (ii) do not encourage our employees, including our executive officers, to take excessive or inappropriate risks that would have a material adverse effect on the Company.

Stock Ownership Guidelines

Position	Stock Ownership	In Compliance with Guidelines
Non-Employee Directors	10x Annual Cash Retainer	✔
CEO	10x Base Salary	✔
Executive Officers (other than CEO)	3x Base Salary	✔

In order to align our non-employee directors' and executive officers' interests with those of our stockholders, our stock ownership guidelines require, as of the applicable measurement date (i) our non-employee directors to hold Uber stock valued at ten times their annual cash retainer within five years of becoming subject to the guidelines, and (ii) our executive officers to hold Uber stock valued at a multiple of three times (ten times for our CEO) their annual base salaries within five years of becoming subject to the guidelines. The following shares are included when determining stock ownership: (i) shares owned directly or jointly (including with a spouse) by the non-employee director or executive officer; and (ii) shares held in trust for the non-employee director or executive officer, or his or her respective family. The following equity award vehicles do not count toward meeting our stock ownership requirements: (i) unvested time-based equity awards; (ii) unearned performance-based equity awards; (iii) unvested stock options; and (iv) vested but unexercised stock options. As of the applicable measurement date in 2025, all of our executive officers and non-employee directors were in compliance with our stock ownership guidelines.

Our guidelines also include a stock retention requirement that requires any executive officer who does not satisfy the stock ownership guidelines as of an annual measurement date to retain

50% of all vested shares acquired by the executive officer pursuant to any equity award (net of shares sold or withheld to pay the applicable exercise price and/or taxes) until such time as the executive officer satisfies the stock ownership guidelines. Satisfaction of this requirement is measured as of any subsequent date on which the executive officer wishes to dispose of the acquired shares.

Clawback Policy

As required by the incentive-based compensation recovery provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act and NYSE's adoption of compensation recovery listing standards, our Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers (as such term is defined in Rule 10D-1, for purposes of this section, a "Section 16 officer") of the Company in the event that the Company is required to prepare an accounting restatement. The recovery of such compensation applies regardless of whether a Section 16 officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement.

In addition to implementing measures mandated by the SEC, our Clawback Policy provides that our Board may seek to recover equity compensation (including stock options, restricted stock, time-based RSUs, and PRSUs) awarded after March 28, 2019, and cash severance and incentive-based compensation awarded after October 26, 2020, from an executive officer (including senior executives designated by the Board or the Compensation Committee) in connection with a material breach by such executive officer of restrictive covenants in agreements between us and the executive officer, accounting restatements as a result of material non-compliance with any financial reporting requirement, or as a result of the executive officer's misconduct that harms the business or reputation of the Company.

Tax & Accounting Considerations

Deductibility of executive compensation. The Compensation Committee is mindful that the Company has net operating loss carryforwards that will defer the impact of any deductions that the Company might lose under Section 162(m) for one or more carryforward years, and believes that we should not be constrained by the requirements of Section 162(m) where those requirements would impair our flexibility in attracting and retaining the highest level of talented and experienced executive officers and in compensating our executive officers in a manner that best promotes our mission and strategic objectives.

Taxation of "parachute" payments and deferred compensation. Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to an excise tax if they receive payments or benefits in connection with a change in control that exceeds certain prescribed limits, and that the Company, or a successor, may forfeit a deduction on the amounts subject to this additional tax. Section 409A of the Code also imposes additional significant taxes on the individual in the event that an executive officer, director, or other service provider receives "deferred compensation" that does not meet the requirements of Section

409A of the Code. We have not agreed to provide our executive officers, including our NEOs, with a "gross-up" or other reimbursement payment for any tax liability that he or she might owe as a result of the application of Section 4999 or Section 409A of the Code.

Accounting treatment. The accounting impact of our executive compensation program is one of many factors that are considered in determining the size and structure of our executive compensation program, so that we can ensure that it is reasonable and in the best interests of our stockholders.

Equity Grant & Approval Timing Practices

The Company maintains the Equity Grant Award Policy (Equity Policy), which is intended to prevent stock option backdating and other grant timing issues in relation to the release of material, non-public information. Under the Equity Policy, the Compensation Committee approves annual equity awards and other off-cycle equity awards, including in connection with new hires and promotions, to executive officers who are subject to Section 16(a) of the Exchange Act and other senior executives. The Compensation Committee has delegated authority to the Equity Grant Committee, which currently consists of the CEO, to approve equity awards to other employees within certain parameters. Annual equity awards to all employees are generally approved by the Equity Grant Committee or the Compensation Committee, as applicable, in March of each year. Off-cycle equity awards to new hires, employees receiving promotions, and other special circumstances are generally approved on the 16th day of the calendar month or such other date determined by the Equity Grant Committee or the Compensation Committee.

For all stock options or stock appreciation rights, the exercise price is the closing price of our common stock on the NYSE on the date of the grant. If the grant date falls on a non-trading day, the exercise price is the closing price of our common stock on the NYSE on the next trading day following the date of grant.

No off-cycle stock option awards were granted to NEOs in fiscal year 2025. During fiscal year 2025, we did not grant equity awards to our NEOs during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that disclosed material, non-public information. We did not time the grant of equity awards in anticipation of the release of material, non-public information or time the disclosure of material, non-public information for the purpose of affecting the value of executive compensation for NEO grants in fiscal year 2025.

Compensation Committee Interlocks & Insider Participation

None of the directors who are currently or who were members of our Compensation Committee during 2025, are either currently, or have been at any time, one of our officers or employees. None of our executive officers currently serves, or served during 2025, as a member of the Board or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee. See the section titled "Certain Relationships & Related Person Transactions" for information about related party transactions involving members of our Compensation Committee or their affiliates.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion & Analysis contained in this proxy statement with management. Based on its review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion & Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2025.

The Compensation Committee
Robert Eckert (Chair)
Nikesh Arora
Amanda Ginsberg
Ronald Sugar
David Trujillo

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing the following information about the relationship between the annual total compensation of our median employee and the annual total compensation of our CEO.

When determining our median compensated employee, we included annual base salary, target bonus, and target equity levels for our global employee population of 33,354 employees (including subsidiary employees), of which approximately 99% are full-time and 1% are interns and other fixed term employees, other than our CEO, as of November 1, 2025 (Determination Date) in 62 countries. As permitted by SEC rules, we excluded approximately 450 employees who became Uber employees in fiscal 2025 as a result of the DanTaxi, Trendyol Go, and Segments.ai acquisitions closing in May, June, and October, 2025, respectively, as their 2025 compensation does not yet reflect Uber's compensation philosophy. For purposes of this disclosure, we converted employee compensation from local currency to U.S. dollars using the exchange rate on the Determination Date.

For fiscal year 2025, the annual total compensation for the median employee (excluding our CEO) was $98,826 and annual total compensation of our CEO was $35,595,826. Based on this information, for fiscal year 2025, we estimate that the ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 360 to 1.

The pay ratio described above is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. SEC rules for identifying the median employee permit companies to use a wide range of methodologies, assumptions and exclusions. As a result, it may not necessarily be meaningful to compare pay ratios reported by other companies.

This information is being provided for compliance purposes. Neither the Compensation Committee nor management of the Company used the foregoing pay ratio measure in making compensation decisions.

Executive Compensation Tables

Summary Compensation Table

Name	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Dara Khosrowshahi								
Chief Executive Officer & Director	2025	$1,083,333	—	$23,746,098	$7,373,189	$2,838,660	$554,547[2]	$35,595,826
	2024	$1,000,000	—	$26,654,091	$7,902,378	$2,878,200	$973,960	$39,408,629
	2023	$1,000,000	—	$13,721,292	$6,089,126	$3,174,800	$262,990	$24,248,208
Prashanth Mahendra-Rajah								
Chief Financial Officer	2025	$800,000	—	$9,420,781	$3,125,227	$1,032,240	$204,257[3]	$14,582,504
	2024	$800,000	—	$1,262,104	—	$1,151,280	$1,750,296	$4,963,680
	2023	$133,333	$1,000,000	$9,558,088	$3,999,988	$133,699	$1,870	$14,826,978
Jill Hazelbaker								
SVP, Marketing and Public Affairs	2025	$800,000	—	$8,622,981	—	$1,548,400	$21,588[4]	$10,992,968
	2024	$800,000	—	$10,048,318	—	$1,151,280	$14,206	$12,013,804
	2023	$800,000	—	$6,191,829	—	$1,269,920	$10,059	$8,271,808
Andrew Macdonald								
President and Chief Operating Officer	2025	$857,856[5]	—	$19,798,665	$2,499,872	$1,139,399	$1,263,732[6]	$25,559,523
Tony West								
SVP, Chief Legal Officer & Corporate Secretary	2025	$800,000	—	$7,804,116	—	$2,064,480	$11,006[7]	$10,679,602
	2024	$618,182	—	$10,298,478	—	$1,761,521	$10,188	$12,688,369
	2023	$800,000	—	$7,015,711	—	$2,539,840	$9,995	$10,365,546

[1] The reported amounts reflect the grant date fair value of RSUs calculated in accordance with FASB ASC Topic 718. Because the grant date for a performance-based award occurs for accounting purposes when performance targets are approved, and our 2023, 2024, and 2025 PRSU Awards contain performance targets that we approved in 2025, PRSU Award values in this column reflect the accounting costs for the 2025 approved performance targets and include (i) for 2023, 13% of the total 2023 PRSUs (i.e., representing the approved target for 2025 Adjusted EBITDA Margin), (ii) for 2024, 13% of the total 2024 PRSUs (i.e., representing the approved target for 2025 Adjusted EBITDA Margin), and (iii) for 2025, 73% of the total 2025 PRSUs (i.e., 13% representing the approved target for 2025 Adjusted EBITDA Margin, 40% representing the target approved for Gross Bookings Growth, and 20% representing the strategic goals, approved for 2025-2027). For more information regarding the accounting for and assumptions we used to calculate the grant date fair values for RSUs and PRSUs, see the headings "Stock-Based Compensation" and "Stock-Based Compensation Expense" in Notes 1 and 10, respectively, to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

[2] Includes a premium for long-term disability insurance, costs related to a financial management service benefit provided to executives of the Company, payments for certain broad-based benefits provided to all eligible employees, a discussion of which can be found in the "Other Benefits" section in the CD&A, and costs incurred for Mr. Khosrowshahi's security and personal safety. Security and personal safety costs include $30,124 for the aggregate incremental costs we incurred related to personal transportation services, including vehicles and drivers, accommodation, and certified protection officers, $458,289 in aggregate costs of non-recurring residential security, with such amount deemed necessary based on a third-party security and threat level risk assessment on Mr. Khosrowshahi's residence, and $38,529 in aggregate incremental costs of protective intelligence services. Additional details regarding our security program and security risk assessments can be found in the "Other Benefits" section in the CD&A. In reporting the aggregate incremental cost for personal transportation services and protective intelligence services, we reported costs billed by third parties related to personal transportation services, personal use of certified protection officers, and personal use of protective intelligence services used by Mr. Khosrowshahi. We did not report driver, security or protective intelligence staff salaries, vehicle lease or rental fees, vehicle registration or insurance costs, or other similar costs because we already incur those costs for business purposes. In accordance with our Private Airplane Use Policy, a discussion of which can be found in the "Other Benefits" section in the CD&A, Mr. Khosrowshahi fully reimbursed the Company for his personal usage of private aircraft and thus the amount of imputed taxable income to Mr. Khosrowshahi and the incremental costs to the Company is $0.

[3] Includes a premium for long-term disability insurance, costs related to a financial management service benefit provided to executives of the Company, payments for certain broad-based benefits provided to all eligible employees, a discussion of which can be found in the "Other Benefits" section in the CD&A, a payment of $84,713 related to non-recurring relocation assistance costs, including travel, commuting, temporary housing costs, and reimbursement of moving costs, in accordance with Company policy, and tax gross-up payments of $24,429 related to business travel and $70,788 related to relocation assistance costs, as described earlier in this footnote.

(4) Includes payments for certain broad-based benefits provided to all eligible employees, a discussion of which can be found in the "Other Benefits" section in the CD&A, and a tax gross-up payment of $10,396 related to business travel.

(5) Mr. Macdonald's 2025 base salary is the sum of (i) his salary prior to his promotion: (A) CAD 1,024,040 pro-rated for the period commencing on January 1, 2025, and ending on February, 28, 2025, and converted into USD based on the December 2025 month-end CAD/USD exchange rate of 1.3674, and (B) his salary of CAD 1,175,000 pro-rated for the period commencing on March 1, 2025, and ending on June 1, 2025, and converted into USD based on the December 2025 month-end CAD/USD exchange rate of 1.3674 and (ii) his salary effective as of his promotion ($900,000), pro-rated for the period commencing on June 2, 2025, and ending on December 31, 2025.

(6) Includes payments for certain broad-based benefits provided to all eligible employees, a discussion of which can be found in the "Other Benefits" section in the CD&A, a legally-mandated payment of $37,717 in consideration of his earned but unused vacation paid due to his relocation to the U.S. from Canada, a payment of $423,741 related to non-recurring relocation assistance costs, including travel, commuting, temporary housing costs, and reimbursement of moving costs, in accordance with Company policy, and tax gross-up payments of $383,065 related to business travel and $415,501 related to relocation assistance costs, as described earlier in this footnote.

(7) Represents payments for certain broad-based benefits provided to all eligible employees, a discussion of which can be found in the "Other Benefits" section in the CD&A.

Grants of Plan-Based Awards Table

The following table shows all plan-based awards granted to our NEOs during 2025. The equity awards granted during 2025 identified in the table below are also reported in "Outstanding Equity Awards as of December 31, 2025."

Name and Grant Type	Grant Date[1]	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[3]
			Target ($)[2]	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Dara Khosrowshahi											
Annual Cash Incentive	—	2/18/2025	$ 2,200,000	$ 4,400,000	—	—	—	—	—	—	—
2025 Annual Options	3/3/2025	2/18/2025	—	—	—	—	—	—	240,306	$ 74.44	$ 7,373,189
2025 Annual RSUs	3/3/2025	2/18/2025	—	—	—	—	—	80,102	—	—	$ 5,962,793
2025 Annual Perf. RSUs	3/3/2025	2/18/2025	—	—	71,795	143,591	215,387	—	—	—	$ 12,323,252
2024 Annual Perf. RSUs	3/3/2025	2/14/2024	—	—	12,319	24,638	36,957	—	—	—	$ 2,010,461
2023 Annual Perf. RSUs	3/3/2025	2/28/2023	—	—	17,899	35,799	53,699	—	—	—	$ 3,449,592
Prashanth Mahendra-Rajah											
Annual Cash Incentive	—	2/18/2025	$ 800,000	$ 1,600,000	—	—	—	—	—	—	—
2025 Annual Options	3/3/2025	2/18/2025	—	—	—	—	—	—	101,857	$ 74.44	$ 3,125,227
2025 Annual RSUs	3/3/2025	2/18/2025	—	—	—	—	—	41,205	—	—	$ 3,067,300
2025 Annual Perf. RSUs	3/3/2025	2/18/2025	—	—	30,217	60,434	90,651	—	—	—	$ 5,186,561
2023 Annual Perf. RSUs	3/3/2025	9/25/2023	—	—	6,055	12,110	18,165	—	—	—	$ 1,166,920
Jill Hazelbaker											
Annual Cash Incentive	—	2/18/2025	$ 800,000	$ 1,600,000	—	—	—	—	—	—	—
2025 Annual RSUs	3/3/2025	2/18/2025	—	—	—	—	—	70,323	—	—	$ 5,234,844
2025 Annual Perf. RSUs	3/3/2025	2/18/2025	—	—	12,892	25,785	38,678	—	—	—	$ 2,212,918
2024 Annual Perf. RSUs	3/3/2025	2/14/2024	—	—	2,389	4,778	7,167	—	—	—	$ 389,885
2023 Annual Perf. RSUs	3/3/2025	2/6/2023	—	—	4,074	8,150	12,225	—	—	—	$ 785,334
Andrew Macdonald											
Annual Cash Incentive	—	2/18/2025	$ 883,050	$ 1,766,100	—	—	—	—	—	—	—
2025 Annual Options	3/3/2025	2/18/2025	—	—	—	—	—	—	75,030	$ 74.44	$ 2,499,872
2025 Annual RSUs	3/3/2025	2/18/2025	—	—	—	—	—	118,670	—	—	$ 8,833,795
2025 Annual Perf. RSUs	3/3/2025	2/18/2025	—	—	21,756	43,512	65,268	—	—	—	$ 3,734,283
2025 Promo RSUs	6/4/2025	5/28/2025	—	—	—	—	—	34,097	—	—	$ 2,845,395
2025 Promo Perf. RSUs	6/4/2025	5/28/2025	—	—	12,501	25,004	37,506	—	—	—	$ 2,480,739
2024 Annual Perf. RSUs	3/3/2025	2/14/2024	—	—	4,032	8,063	12,095	—	—	—	$ 657,941
2023 Annual Perf. RSUs	3/3/2025	2/6/2023	—	—	6,467	12,936	19,404	—	—	—	$ 1,246,513
Tony West											
Annual Cash Incentive	—	2/18/2025	$ 1,600,000	$ 3,200,000	—	—	—	—	—	—	—
2025 Annual RSUs	3/3/2025	2/18/2025	—	—	—	—	—	61,533	—	—	$ 4,580,517
2025 Annual Perf. RSUs	3/3/2025	2/18/2025	—	—	11,280	22,562	33,843	—	—	—	$ 1,936,314
2024 Annual Perf. RSUs	3/3/2025	2/14/2024	—	—	2,389	4,778	7,167	—	—	—	$ 389,885
2023 Annual Perf. RSUs	3/3/2025	2/6/2023	—	—	4,657	9,313	13,970	—	—	—	$ 897,401

(1) The vesting schedule applicable to each award is set forth in the "Outstanding Equity Awards as of December 31, 2025" table.

(2) There is no overall threshold level of performance applicable to our 2025 Annual Cash Bonus Plan. The Gross Bookings, Adjusted EBITDA, and Adjusted EBITDA less SBC goals of our 2025 Annual Cash Bonus Plan were each subject to a performance threshold level of 50%.

(3) The reported amounts reflect the grant date fair value of RSUs calculated in accordance with FASB ASC Topic 718. Because the grant date for a performance-based award occurs for accounting purposes when performance targets are approved, and our 2023, 2024, and 2025 PRSU Awards contain performance targets that we approved in 2025, PRSU award values in this column reflect the accounting costs for the 2025 approved performance targets and include (i) for 2023, 13% of the total 2023 PRSUs (i.e., representing the approved target for 2025 Adjusted EBITDA Margin), (ii) for 2024, 13% of the total 2024 PRSUs (i.e., representing the approved target for 2025 Adjusted EBITDA Margin), and (iii) for 2025, 73% of the total 2025 PRSUs (i.e., 13% representing the approved target for 2025 Adjusted EBITDA Margin, 40% representing the target approved for Gross Bookings Growth, and 20% representing the strategic goals, approved for 2025-2027). For more information regarding the accounting for and assumptions we used to calculate the grant date fair values for RSUs and PRSUs, see the headings "Stock-Based Compensation" and "Stock-Based Compensation Expense in Notes 1 and 10, respectively, to our financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025.

Outstanding Equity Awards as of December 31, 2025

The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2025.

Name	Award Date[1]	Option Awards[2] Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards[2] Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Dara Khosrowshahi	3/1/2022	318,895	106,298[4]	—	$ 33.89	3/1/2029	35,433[4]	$ 2,895,230	—	—
	3/1/2023	201,360	201,360[5]	—	$ 32.99	3/1/2030	67,120[5]	$ 5,484,375	268,480[6]	$ 21,937,501
	3/1/2024	56,696	170,086[7]	—	$ 81.03	3/1/2031	56,695[7]	$ 4,632,548	160,147[8]	$ 13,085,611
	3/3/2025	—	240,306[9]	—	$ 74.44	3/3/2032	80,102[9]	$ 6,545,134	143,591[10]	$ 11,732,821
Prashanth Mahendra-Rajah	11/1/2023	101,937	101,936[11]	—	$ 43.83	11/1/2030	65,281[12]	$ 5,334,111	90,826[6]	$ 7,421,392
	3/3/2025	—	101,857[9]	—	$ 74.44	3/3/2032	33,479[13]	$ 2,735,569	60,434[10]	$ 4,938,062
Jill Hazelbaker	3/1/2022	—	—	—	—	—	8,066[13]	$ 659,073	—	—
	3/1/2023	—	—	—	—	—	38,198[13]	$ 3,121,159	61,117[6]	$ 4,993,870
	3/1/2024	—	—	—	—	—	40,317[13]	$ 3,294,302	31,058[8]	$ 2,537,749
	3/3/2025	—	—	—	—	—	57,137[13]	$ 4,668,664	25,785[10]	$ 2,106,892
Andrew Macdonald	3/1/2022	—	—	—	—	—	11,523[13]	$ 941,544	—	—
	3/1/2023	—	—	—	—	—	60,632[13]	$ 4,954,241	97,012[6]	$ 7,926,851
	3/1/2024	—	—	—	—	—	68,035[13]	$ 5,559,140	52,411[8]	$ 4,282,503
	3/3/2025	—	75,030[14]	—	$ 74.44	3/3/2032	96,419[13]	$ 7,878,396	43,512[10]	$ 3,555,366
	6/4/2025	—	—	—	—	—	34,097[15]	$ 2,786,066	25,004[16]	$ 2,043,077
Tony West	3/21/2018	200,000	—	—	$ 33.65	3/20/2028	—	—	—	—
	3/1/2022	—	—	—	—	—	9,218[13]	$ 753,203	—	—
	3/1/2023	—	—	—	—	—	43,655[13]	$ 3,567,050	69,848[6]	$ 5,707,280
	3/1/2024	—	—	—	—	—	40,317[13]	$ 3,294,302	31,058[8]	$ 2,537,749
	3/3/2025	—	—	—	—	—	49,996[13]	$ 4,085,173	22,562[10]	$ 1,843,541

[1] The award date reflects the legal grant date of the underlying award.

[2] Awards are subject to a continuous service requirement unless otherwise noted.

[3] The market value is based on the closing price of our common stock on December 31, 2025 of $81.71 per share.

[4] 25% vested on March 16, 2023 and 25% vests annually thereafter.

[5] 25% vested on March 16, 2024 and 25% vests annually thereafter.

[6] For all NEOs other than Mr. Mahendra-Rajah, vests on March 16, 2026, and for Mr. Mahendra-Rajah, vests on November 16, 2026, in amounts based on our and the NEO's performance between January 1, 2023 and December 31, 2025 as determined by metrics including Adjusted EBITDA Margin, Gross Bookings Growth, and strategic goals. Based on final performance certified by the Compensation Committee in February 2026, the following number of RSUs were eligible to vest as of March 16, 2026 (November 16, 2026 for Mr. Mahendra-Rajah): 389,041 RSUs for Mr. Khosrowshahi, 131,611 RSUs for Mr. Mahendra-Rajah, 88,561 RSUs for Ms. Hazelbaker, 140,574 RSUs for Mr. Macdonald and 101,214 RSUs for Mr. West.

[7] 25% vested on March 16, 2025 and 25% vests annually thereafter.

[8] Vests on March 16, 2027 in amounts based on our and the NEO's performance between January 1, 2024 and December 31, 2026 as determined by metrics including Adjusted EBITDA Margin, Gross Bookings Growth, and strategic goals.

[9] 25% vested on March 16, 2026 and 25% vests annually thereafter.

[10] Vests on March 16, 2028 in amounts based on our and the NEO's performance between January 1, 2025 and December 31, 2027 as determined by metrics including Adjusted EBITDA Margin, Gross Bookings Growth, and strategic goals.

[11] 25% vested on November 16, 2024 and 25% vests annually thereafter.

[12] 3/48 vested on February 16, 2024 and 1/48 vests monthly thereafter.

[13] 1/48 vests monthly.

[14] 50% vests on March 16, 2028 and 50% vests on March 16, 2029.

[15] 100% vests on June 16, 2028.

[16] Vests on June 16, 2028 in amounts based on our and the NEO's performance between January 1, 2025 and December 31, 2027 as determined by metrics including Adjusted EBITDA Margin, Gross Bookings Growth, and strategic goals.

Stock Option Exercises & Stock Vested During 2025

The following table shows information regarding the vesting of stock awards held by our NEOs during fiscal year 2025.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
Dara Khosrowshahi	—	—	543,497	$ 38,887,210
Prashanth Mahendra-Rajah	—	—	41,786	$ 3,566,592
Jill Hazelbaker	—	—	195,813	$ 15,299,250
Andrew Macdonald	125,000	$ 4,806,250	290,818	$ 22,828,290
Tony West	100,000	$ 6,673,500	215,511	$ 16,795,898

[1] Reflects the price of our common stock at time of exercise less the exercise price multiplied by the number of options exercised.

[2] Reflects the closing price of our common stock on the vesting date multiplied by the number of shares vested.

Potential Payments Upon Termination or Change in Control

Executive Severance Plan

Qualifying Termination Outside of a Change in Control Period

Our Executive Severance Plan provides that, upon a termination of an NEO's employment by the Company for any reason other than for "cause" or by the NEO for "good reason," each as defined in our Executive Severance Plan (for purposes of this section, a "qualifying termination"), and subject to the NEO's execution of an irrevocable release of general claims in favor of the Company, the NEO is entitled to the following severance benefits and compensation:

- a lump sum cash payment, equal to the sum of: (i) 12 months of the NEO's then-current salary (24 months in the case of our CEO); (ii) the NEO's target annual bonus (two times the target annual bonus in the case of our CEO); and (iii) an amount equal to 12 months of medical and dental premiums in effect immediately prior to the NEO's termination;
- for time-based equity awards, 12 months of additional vesting following the NEO's termination; and
- for performance-based equity awards that have not completed their performance period, pro rata vesting of the awards based on the number of complete months elapsed between the grant date of such awards and the NEO's termination, plus an additional six months of vesting, with performance measured at an amount equal to the lesser of (i) target, or (ii) actual achievement of the performance metrics applicable to such awards as of the last day of the quarter preceding the quarter of the NEO's termination. If an NEO's termination date occurs following the completion of a performance period, but prior to the certification of the results by the Compensation Committee, performance will be based on actual achievement if such certification occurs within 60 days following the NEO's termination date.

Qualifying Termination in a Change in Control Period

If the NEO's qualifying termination occurs in the three months prior to or in the 12 months following the occurrence of a "change in control," as such term is defined in our Executive Severance Plan (for purposes of this section, the "change in control period"), subject to the NEO's execution of an irrevocable release of general claims in favor of the Company, the NEO is entitled to the same cash payments described above (with the exception of our CEO, as detailed below) and the following equity treatment:

- for time-based equity awards, all time-based vesting conditions will lapse and the awards will fully vest; and
- for performance-based equity awards, the same treatment as described above, but with performance measured based on actual achievement as of the NEO's termination date as determined by the Compensation Committee.

Our Executive Severance Plan does not provide for any single-trigger equity acceleration in the event of a Change in Control. The Executive Severance Plan also does not provide for any tax gross-ups for any excise tax imposed under Section 280G and 4999 of the Code.

CEO Employment Agreement

While our CEO is a participant in our Executive Severance Plan, his employment agreement contains severance commitments that were put in place prior to the adoption of our Executive Severance Plan. In the event of a qualifying termination during a change in control period, our CEO is entitled to the same benefits and compensation described above, except that Mr. Khosrowshahi receives continued health and welfare benefits for the 24 months following the date of his termination. Additionally, if, following a change in control, the surviving entity (i) does not assume Mr. Khosrowshahi's outstanding equity awards, or (ii) assumes his outstanding equity awards and then cancels such awards, then all of his outstanding time-based equity awards that (x) were not assumed or (y) were assumed and then canceled, will vest. Mr. Khosrowshahi's employment agreement does not provide for any single-trigger equity acceleration in the event of a Change in Control.

The table below reflects the potential payments to our NEOs upon an involuntary termination with the Company pursuant to the Executive Severance Plan.

Name	Triggering Event	Salary ($)	Bonus ($)	Continued Benefits ($)[1]	Equity Acceleration ($)[2]	Total ($)
Dara Khosrowshahi	Involuntary termination (non-CIC)	$ 2,200,000	$ 4,400,000	$ 28,758	$ 69,479,886	$ 76,108,644
	Involuntary termination - CIC	$ 2,200,000	$ 4,400,000	$ 57,517	$ 89,347,685	$ 96,005,202
Prashanth Mahendra-Rajah	Involuntary termination (non-CIC)	$ 800,000	$ 800,000	$ 28,550	$ 19,300,140	$ 20,928,690
	Involuntary termination - CIC	$ 800,000	$ 800,000	$ 28,550	$ 26,926,969	$ 28,555,519
Jill Hazelbaker	Involuntary termination (non-CIC)	$ 800,000	$ 800,000	$ 28,756	$ 16,767,464	$ 18,396,220
	Involuntary termination - CIC	$ 800,000	$ 800,000	$ 28,756	$ 22,980,284	$ 24,609,040
Andrew Macdonald	Involuntary termination (non-CIC)	$ 900,000	$ 900,000	$ 25,799	$ 28,078,089	$ 29,903,888
	Involuntary termination - CIC	$ 900,000	$ 900,000	$ 25,799	$ 42,061,502	$ 43,887,301
Tony West	Involuntary termination (non-CIC)	$ 800,000	$ 1,600,000	$ 20,693	$ 17,923,170	$ 20,343,863
	Involuntary termination - CIC	$ 800,000	$ 1,600,000	$ 20,693	$ 23,783,983	$ 26,204,677

[1] Represents an amount equal to 12 times the monthly premiums (24 times the monthly premiums for Mr. Khosrowshahi during a change in control period) for the health and dental benefit coverage in effect on December 31, 2025.

[2] Value of equity acceleration is calculated based on the $81.71 closing price of Uber stock on December 31, 2025, unless otherwise noted. For an involuntary termination not during a change in control period, the value of all outstanding performance-based awards is calculated assuming performance is measured at target, unless otherwise noted. For an involuntary termination during a change in control period, the value of all outstanding performance-based awards is calculated assuming performance is measured at year to date performance as of December 31, 2025, unless otherwise noted. The value of the 2023 PRSUs is calculated based on actual performance for both scenarios.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid (CAP), as defined under Item 402(v), and certain financial performance measures of the Company. For further information concerning the Company's variable pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to "Executive Compensation – Compensation Discussion & Analysis."

Pay Versus Performance Table

| Year | Summary Compensation Table Total for PEO[1] | Compensation Actually Paid to PEO[2] | Average Summary Compensation Table Total for Non-PEO NEOs[3] | Average Compensation Actually Paid to Non-PEO NEOs[2] | Value of Initial Fixed $100 Investment Based On: | | Net Income (millions) | Gross Bookings (millions)[5] |
					Total Stockholder Return[4]	Peer Group Total Stockholder Return[4]		
2025	$ 35,595,826	$ 66,651,137	$ 15,453,649	$ 24,947,935	$ 160.22	$ 258.38	$ 10,053	$ 193,454
2024	$ 39,408,629	$ 74,251,272	$ 9,873,647	$ 11,581,188	$ 118.27	$ 208.30	$ 9,856	$ 162,773
2023	$ 24,248,209	$ 109,669,788	$ 10,391,600	$ 31,757,380	$ 120.73	$ 152.48	$ 1,887	$ 137,865
2022	$ 24,276,977	($ 8,946,037)	$ 9,583,840	($ 295,737)	$ 48.49	$ 96.60	($ 9,141)	$ 115,395
2021	$ 19,937,818	$ 4,212,154	$ 8,227,049	$ 3,380,603	$ 82.22	$ 134.53	($ 496)	$ 90,415

[1] Total compensation reported for Mr. Khosrowshahi for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Executive Compensation Tables – Summary Compensation Table."

[2] Reflects the amount of "compensation actually paid" (CAP) as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Khosrowshahi and the non-PEO NEOs during the applicable year. The following amounts were deducted from and added to the Summary Compensation Table totals shown above:

	PEO ($)	Average Non-PEO NEO ($)
Reported Summary Compensation Table	$ 35,595,826	$ 15,453,649
Reported Grant Date Value of Equity Awards	($ 31,119,287)	($ 12,817,910)
Year-End Fair Value of Equity Awards Granted During the Year	$ 27,986,653	$ 11,100,614
Change in Fair Value as of Year-End for Unvested Equity Awards Granted in Prior Years	$ 26,036,095	$ 6,690,638
Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	—	$ 1,209,805
Change in Fair Value as of Vest Date for Equity Awards Granted in Prior Years that Vested in the Year	$ 8,151,849	$ 3,311,138
Compensation Actually Paid to PEO	**$ 66,651,137**	**$ 24,947,935**

The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that the fair value calculations of (i) the unvested stock options used an estimated term between 1.0 years and 4.2 years in 2025, as compared to an estimated term of 4.8 years used to calculate the grant date fair value of such awards, and (ii) the PRSUs assumed payout multipliers at current expectations, which range from 0% to 150% across different grant years and metrics, in each case as compared to the grant date fair value calculations which assumed a payout at target.

[3] Represents the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Khosrowshahi, who has served as our CEO since 2017) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2025, Jill Hazelbaker, Andrew Macdonald, Prashanth Mahendra-Rajah, and Tony West; (ii) for 2024, Jill Hazelbaker, Nikki Krishnamurthy, Prashanth Mahendra-Rajah, and Tony West; (iii) for 2023, Nelson Chai, Jill Hazelbaker, Nikki Krishnamurthy, Prashanth Mahendra-Rajah, and Tony West; (iv) for 2022, Nelson Chai, Jill Hazelbaker, Nikki Krishnamurthy, and Tony West; and (v) for 2021, Nelson Chai, Jill Hazelbaker, Nikki Krishnamurthy, and Tony West.

[4] Reflects the cumulative total return to stockholders, based on a fixed investment of $100 beginning on the last trading day of 2020, on Uber's common stock relative to the cumulative total returns of the Standard & Poor's 500 Information Technology Sector Index (S&P 500 IT), which is the index included in our Performance Graph in the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2025.

[5] We define Gross Bookings as the total dollar value, including any applicable taxes, tolls, and fees, of: Mobility rides, Delivery orders (in each case without any adjustment for consumer discounts and refunds Driver and Merchant earnings, and Driver incentives), and Freight revenue. Gross Bookings do not include tips earned by Drivers. Gross Bookings are an indication of the scale of our current platform, which ultimately impacts revenue. For further discussion on our Gross Bookings measure, please see the Company's Annual Report on Form 10-K for the Fiscal Year ended December 31, 2025.

As described in greater detail in "Executive Compensation – Compensation Discussion & Analysis," Uber's executive compensation program reflects a pay-for-performance philosophy. The metrics that Uber uses for both our long- and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase stockholder value. Below are the most important measures used to link compensation actually paid to our NEOs, for the most recently completed fiscal year:



Most Important Measures to Determine FY25 CAP
Gross Bookings
Adjusted EBITDA
Adjusted EBITDA less SBC
TSR
Safety
Autonomous Vehicles

CAP Versus TSR and Peer TSR

The graph below compares CAP, as computed in accordance with Item 402(v) of Regulation S-K, to Uber's cumulative TSR and the TSR of its peer group, the S&P 500 IT, over the past five years.



CAP Versus Gross Bookings

The graph below compares CAP, as computed in accordance with Item 402(v) of Regulation S-K, to Uber's reported Gross Bookings in each respective year.



CAP Versus Net Income

The graph below compares CAP, as computed in accordance with Item 402(v) of Regulation S-K, to Uber's reported Net Income in each respective year.



Stock Ownership Information

Security Ownership of Certain Beneficial Owners & Management

The following table sets forth certain information with respect to the beneficial ownership of Uber's common stock as of March 2, 2026, except where noted below, by:

(i)   each of our NEOs,

(ii)   each of our directors and nominees for director,

(iii)   all current directors and executive officers as a group, and

(iv)   each person or entity known by us to own beneficially more than 5% of our common stock based solely on Uber's review of filings with the SEC pursuant to Section 13(d), 13(g), or Section 16 of the Exchange Act.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We deem shares of common stock that may be acquired by an individual or group within 60 days of March 2, 2026 pursuant to the exercise of options or the vesting of RSUs to be outstanding for the purpose of computing the percentage ownership of such individual or group, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. The total number of shares outstanding as of March 2, 2026 was 2,042,946,343.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Uber Technologies, Inc., 1725 3rd Street, San Francisco, California 94158.

	Shares Beneficially Owned	
Name of Beneficial Owner	Shares	% of Shares Outstanding
Named Executive Officers and Directors		
Dara Khosrowshahi[1]	2,380,203	*
Jill Hazelbaker[2]	224,211	*
Andrew Macdonald[3]	431,342	*
Prashanth Mahendra-Rajah[4]	161,642	*
Tony West[5]	498,165	*
Revathi Advaithi[6]	33,291	*
Turqi Alnowaiser[7]	72,846,072	3.57%
Nikesh Arora[8]	1,861	*
Ursula Burns[9]	182,370	*
Robert Eckert[10]	49,103	*
Amanda Ginsberg[11]	25,813	*
Ronald Sugar[12]	231,909	*
John Thain[13]	182,447	*
David Trujillo[14]	4,801	*
Alexander Wynaendts[15]	23,737	*
All Current Executive Officers and Directors as a Group (16 People)[16]	77,878,487	3.81%
Greater than 5% Stockholders:		
BlackRock[17]	139,348,552	6.82%
Capital Research Global Investors[18]	118,131,681	5.78%
The Vanguard Group[19]	190,827,921	9.34%

*   Represents beneficial ownership of less than 1%

[1]   Consists of (i) 982,544 shares of common stock held by Mr. Khosrowshahi, (ii) RSUs for 496,958 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 2, 2026, and (iii) 900,701 shares of common stock subject to options held by Mr. Khosrowshahi that are exercisable within 60 days of March 2, 2026.

(2) Consists of (i) 108,090 shares of common stock held by Ms. Hazelbaker, (ii) 11,974 shares of common stock held by the Franks 2021 Irrevocable Trust of which the beneficiaries are members of Ms. Hazelbaker's immediate family, and (ii) RSUs for 104,147 shares of common stock, for which the service-based vesting condition would be satisfied within 60 days of March 2, 2026.

(3) Consists of (i) 267,726 shares of common stock held by Mr. Macdonald and (ii) RSUs for 163,616 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 2, 2026.

(4) Consists of (i) 26,842 shares of common stock held by Mr. Mahendra-Rajah, (ii) 5 shares of common stock held individually by Mr. Mahendra-Rajah's daughter, (iii) RSUs for 7,394 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 2, 2026, and (iii) 127,401 shares of common stock subject to options held by Mr. Mahendra-Rajah that are exercisable within 60 days of March 2, 2026.

(5) Consists of (i) 180,997 shares of common stock held by Mr. West, (ii) RSUs for 117,168 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 2, 2026, and (iii) 200,000 shares of common stock subject to options held by Mr. West that are exercisable within 60 days of March 2, 2026.

(6) Consists of (i) 10,988 shares of common stock held by Ms. Advaithi and (ii) fully vested RSUs for 22,303 shares of common stock for which the issuance has been deferred based on Ms. Advaithi's compensation election under our RSU Conversion and Deferral Program for Directors until Ms. Advaithi's termination of service with the Board.

(7) Consists of (i) 5,531 shares of common stock held by Mr. Alnowaiser and (ii) 72,840,541 shares of common stock held by The Public Investment Fund. Mr. Alnowaiser is the Deputy Governor and Head of the International Investments Division of The Public Investment Fund which is the sovereign wealth fund of the Kingdom of Saudi Arabia. The address for The Public Investment Fund is P.O. Box 6847, Riyadh 11452, Kingdom of Saudi Arabia.

(8) Consists of (i) 1,304 shares of common stock held by the Aurora Trust, of which Mr. Arora is the sole trustee and beneficiary and (ii) fully vested RSUs for 557 shares of common stock for which the settlement has been deferred based on Mr. Arora's compensation election under our RSU Conversion and Deferral Program for Directors until Mr. Arora's termination of service with the Board.

(9) Consists of (i) 155,540 shares of common stock held by Ms. Burns and (ii) fully vested RSUs for 26,830 shares of common stock for which the issuance has been deferred based on Ms. Burns' compensation election under our RSU Conversion and Deferral Program for Directors until Ms. Burns' termination of service with the Board.

(10) Consists of (i) 12,329 shares of common stock held by Mr. Eckert, (ii) fully vested RSUs for 21,034 shares of common stock for which the issuance has been deferred based on Mr. Eckert's compensation election under our RSU Conversion and Deferral Program for Directors until Mr. Eckert's termination of service with the Board, and (iii) 15,740 shares of common stock held by the Robert A. Eckert Living Trust, of which Mr. Eckert is the trustee.

(11) Consists of (i) 21,921 shares of common stock held by Ms. Ginsberg and (ii) 3,892 shares of common stock held by the Summit 230 Trust dtd 10/11/2019, of which Ms. Ginsberg is a trustee.

(12) Consists of 231,909 shares of common stock held by The Sugar Family Trust, of which Dr. Sugar is the trustee.

(13) Consists of 182,447 shares of common stock held by Mr. Thain.

(14) Consists of (i) 3,782 shares of common stock held by Mr. Trujillo and (ii) fully vested RSUs for 1,019 shares of common stock for which the issuance has been deferred based on Mr. Trujillo's compensation election under our RSU Conversion and Deferral Program for Directors until Mr. Trujillo's termination of service with the Board, Mr. Trujillo did not receive stock compensation for his Board service prior to 2024.

(15) Consists of 23,737 shares of common stock held by Mr. Wynaendts.

(16) Consists of (i) 75,534,835 shares of common stock held by all our current directors and executive officers as a group, (ii) RSUs for 971,208 shares of common stock for which the service-based vesting condition would be satisfied within 60 days of March 2, 2026, (iii) fully vested RSUs for 71,743 shares of common stock for which the issuance of shares of our common stock has been deferred based on certain of our non-employee directors' compensation elections under our RSU Conversion and Deferral Program for Directors until such non-employee directors' termination of service with the Board, and (iv) 1,300,701 shares of common stock subject to options that are exercisable within 60 days of March 2, 2026.

(17) Based solely on a Schedule 13G filed on January 26, 2024, BlackRock, Inc. (BlackRock) reported 139,348,552 shares of common stock beneficially owned, or that may be deemed to be beneficially owned, by certain operating units of BlackRock, Inc. and its subsidiaries and affiliates. BlackRock reported that it has sole voting power with respect to 132,822,422 shares of common stock, and sole dispositive power with respect to 139,348,552 shares of common stock. The address for BlackRock is 50 Hudson Yards, New York, NY 10001.

(18) Based solely on a Schedule 13G filed on February 13, 2025, Capital Research Global Investors (Capital Research) reported 118,131,681 shares of common stock beneficially owned, or that may be deemed to be beneficially owned, by certain operating units of Capital Research and its subsidiaries and affiliates. Capital Research reported that it has sole voting power with respect to 118,078,226 shares of common stock, and sole dispositive power with respect to 118,131,681 shares of common stock. The address for Capital Research is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

(19) Based solely on a Schedule 13G/A filed on October 31, 2025, The Vanguard Group (Vanguard) reported 190,827,921 shares of common stock beneficially owned, or that may be deemed to be beneficially owned, by certain operating units of Vanguard and its subsidiaries and affiliates. Vanguard reported that it has shared voting power with respect to 12,518,813 shares of common stock, shared dispositive power with respect to 19,931,266 shares of common stock and sole dispositive power with respect to 170,896,655 shares of common stock. The address for Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

Equity Compensation Plan Information

Plans Approved by our Stockholders

As of December 31, 2025, the Company has four equity compensation plans that have been approved by our stockholders. The category "Equity compensation plans approved by stockholders" in the table below consists of the 2010 Equity Incentive Plan (2010 Plan), the 2013 Equity Incentive Plan (2013 Plan), the 2019 Equity Incentive Plan (2019 Plan), and the 2019 Employee Stock Purchase Plan (ESPP).

Plans Not Approved by our Stockholders

As of December 31, 2025, the Company has one equity compensation plan that had not been approved by our stockholders, the Cornershop Global LLC 2020 Equity Incentive Plan (the Cornershop Plan), which we assumed in connection with our acquisition of Cornershop Global LLC. There are no additional shares available for grant under the Cornershop Plan. No additional awards may be granted under any other assumed or substituted arrangements in connection with mergers and acquisitions.

The following table shows information, as of December 31, 2025, with respect to shares of our common stock that may be issued under existing equity compensation plans.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[1] (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights[2] (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[3] (c)
Equity Compensation Plans Approved by Stockholders	63,082,233	$54.59	633,627,571
Equity Compensation Plans Not Approved by Stockholders	—[4]	—	—
Total	63,082,233	$54.59	633,627,571

[1] Consists of the following: 0 shares subject to outstanding awards granted under the 2010 Plan, 720,426 shares subject to outstanding awards granted under the 2013 Plan, and 62,361,807 shares subject to outstanding awards granted under the 2019 Plan. PRSUs are, for purposes of this column, assumed to be payable at 100% of target. Following our IPO in 2019, no additional awards have been or will be granted under the 2010 and 2013 Plans.

[2] The weighted-average exercise price is calculated solely on the exercise prices of the outstanding stock options and SARs and does not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs, which have no exercise price.

[3] Consists of 115,034,784 shares available under the ESPP and 518,592,787 shares available under the 2019 Plan, including shares subject to purchase during the current ESPP purchase period. The number of shares reserved for issuance under the ESPP and the 2019 Plan automatically increases on January 1 each calendar year for 10 years, starting on January 1, 2020 and ending on and including January 1, 2029, unless otherwise determined by our Board. The number of shares reserved for issuance under the ESPP automatically increases by the lesser of (a) one percent (1.0%) of the total number of our shares outstanding as of December 31st of the immediately preceding calendar year or (b) 25,000,000 shares, or (c) a number determined by our Board. The number of shares reserved for issuance under the 2019 Plan automatically increases by the lesser of (a) five percent (5.0%) of the total number of Uber shares outstanding as of December 31st of the immediately preceding calendar year or (b) a number determined by our Board.

[4] Excludes stock options, RSUs, SARs, and other equity rights assumed or substituted in connection with mergers and acquisitions. As of December 31, 2025, a total of 772,981 shares of common stock were issuable upon exercise of outstanding stock options, 0 shares were issuable upon the vesting of RSUs, and 0 shares were issuable upon the exercise of outstanding SARs under those other assumed or substituted arrangements. The weighted average exercise price of those outstanding stock options and SARs is $9.88 per share. There are no additional shares available for grant under the Cornershop Plan.

Audit Matters

PROPOSAL
04

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026. Neither the Company's bylaws nor other governing documents or law require stockholder ratification of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. However, the Board considers the selection of the independent registered public accounting firm to be an important matter of stockholder concern and is submitting the selection of PricewaterhouseCoopers LLP for ratification by stockholders as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will review its future selection of PricewaterhouseCoopers LLP as its independent registered public accounting firm.

The Board considers the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026 to be in the best interests of the Company and its stockholders. The Company expects representatives of PricewaterhouseCoopers LLP to attend the 2026 Annual Meeting of Stockholders. They will have an opportunity to make a statement if they wish and will be available to respond to appropriate questions.

Audit Committee Report

The Audit Committee oversees and monitors the Company's financial reporting process and systems of internal accounting and financial controls on behalf of the Board. In fulfilling these responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2025. The Audit Committee discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the matters required to be discussed with the independent registered public accounting firm under generally accepted auditing standards, including Auditing Standard No. 1301. In addition, the Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the Public Company Accounting Oversight Board regarding PricewaterhouseCoopers LLP's communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence from the Company and its management.

Based on the considerations referred to above, the Audit Committee recommended to our Board, and the Board subsequently approved the recommendation, that the audited financial statements for the year ended December 31, 2025 be included in our Annual Report on Form 10-K for the year ended December 31, 2025 and selected PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2026. This report is provided by the following independent directors, who constitute the Audit Committee:

John Thain (Chair)
Revathi Advaithi
Turqi Alnowaiser
Ursula Burns
Alexander Wynaendts

Fees Paid to the Independent Registered Public Accounting Firm

The Audit Committee engaged PricewaterhouseCoopers LLP to perform an annual audit of the Company's financial statements for the fiscal year ended December 31, 2025. The Audit Committee was responsible for determination and approval of audit fees primarily based on audit scope, with consideration of audit team skills and experiences.

The following table sets forth the aggregate audit fees billed and expected to be billed by PricewaterhouseCoopers LLP for the indicated fiscal year and the fees billed by PricewaterhouseCoopers LLP for all other services rendered during the indicated fiscal year:

(in thousands)	FY 2024	FY 2025
Audit Fees	$ 28,070	$ 22,727
Audit Related Fees	—	—
Tax Fees	$ 2,650	$ 3,595
All Other Fees	$ 12	$ 12
PricewaterhouseCoopers LLP Total Fees	$ 30,732	$ 26,335

Audit Fees

Consists of fees for professional services rendered in connection with the integrated audit of our annual consolidated financial statements, reviews of our quarterly consolidated financial statements, statutory audits of our domestic and international subsidiaries, audits of carve-out subsidiary financial statements, and issuances of consents and other services related to SEC matters. This category also includes fees for accounting consultations and audit services incurred in connection with nonrecurring transactions.

Tax Fees

Consists of fees for professional services for domestic and international tax advisory and compliance services.

All Other Fees

Consists of fees for permitted products and services other than those that meet the criteria above.

The Audit Committee concluded that the provision of the non-audit services listed above is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Pre-Approval Policy

The Audit Committee is required to pre-approve all audit, audit-related, tax, and non-audit services performed by the independent registered public accounting firm to ensure that the provision of such services does not impair its independence. Pre-approval is generally provided for 12 months from the date of pre-approval, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific fee. The Audit Committee has delegated pre-approval authority to its chairperson or any other committee member designated by the chairperson for requests received between scheduled meetings of the committee. All of the audit, tax, and non-audit services provided by PricewaterhouseCoopers LLP in fiscal year 2025 and related fees were approved in accordance with the Audit Committee's policy.

Vote Required & Recommendation of the Board

The affirmative vote of a majority of the votes present and entitled to vote on this proposal will constitute approval of the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2026. Abstentions will count as votes against the proposal. Your nominee will have discretionary authority to vote your shares if you do not provide instructions as to how your shares should be voted on this proposal.

 Our Board recommends a vote "**FOR**" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2026.

Additional Information

2026 Annual Meeting Information

In connection with the 2026 Annual Meeting, which will take place on May 4, 2026, our Board has provided these materials to you, either over the internet or via mail. The Notice of Internet Availability (Notice) was mailed to Company stockholders beginning March 23, 2026, and our proxy materials were posted on the website referenced in the Notice on that same date. The Company, on behalf of the Board, is soliciting your proxy to vote your shares at the 2026 Annual Meeting of Stockholders. We solicit proxies to give stockholders of record an opportunity to vote on matters that will be presented at the 2026 Annual Meeting. In the proxy statement, you will find information on these matters, which is provided to assist you in voting your shares.

1. What is the Notice and why did I receive it but no proxy materials by mail or email?

Unless you have requested that we provide a copy of our proxy materials (including our 2025 Annual Report) to you by mail or email, we are providing only the Notice to you by mail or email. The Notice will instruct you as to how you may access and review the proxy materials on the internet. The Notice will also instruct you as to how you may access your proxy card to vote over the internet. If you received the Notice by mail or email and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice. This proxy statement is dated March 23, 2026 and distribution of the Notice to stockholders is scheduled to begin on or about March 23, 2026. We have adopted this procedure pursuant to rules adopted by the SEC in order to conserve natural resources and reduce our costs of printing and distributing the proxy materials, while providing a convenient method for stockholders to access the materials and vote.

2. Who can vote?

You can vote if, as of the close of business on March 12, 2026 (the record date), you were a stockholder of record of the Company's common stock and are entitled to vote at the 2026 Annual Meeting and any adjournment or postponement thereof. Each share of Company stock gets one vote. On March 12, 2026, there were 2,036,824,858 shares of common stock issued and outstanding.

3. How do I vote shares held under my name?

Most stockholders can vote by proxy in three ways:

- **By Internet:** You can vote via the internet by following the instructions in the Notice or by accessing, before the meeting, www.proxyvote.com or, during the meeting, www.virtualshareholdermeeting.com/UBER2026 and following the instructions contained on that website;

- **By Telephone:** In the United States and Canada, you can vote by telephone by following the instructions in the Notice or by calling 1-800-690-6903 and following the instructions; or

- **By Mail:** You can vote by mail by requesting a full packet of proxy materials be sent to your home address. Upon receipt of the materials, you may fill out the enclosed proxy card and return it per the instructions on the card.

Proxies are solicited by and on behalf of our Board. Dara Khosrowshahi (our Chief Executive Officer), Balaji Krishnamurthy (our Chief Financial Officer) and Tony West (our Chief Legal Officer and Corporate Secretary) have been designated as proxy holders by our Board. If you vote by proxy, your shares will be voted at the Annual Meeting as you direct. If you sign your proxy card but do not specify how you want your shares to be voted, they will be voted as the Board recommends ("FOR" the election of ten director nominees named in this proxy statement, "FOR" the advisory vote to approve the 2025 compensation of our NEOs, for "ANNUAL" frequency for the say-on-pay vote, "FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2026, and in accordance with the judgment of the persons voting the proxy on any other matters properly brought before the meeting, if any such matters are properly raised at the meeting).

You can also vote at the virtual Annual Meeting if you are the stockholder of record. If you are the beneficial owner and want to vote your shares at the Annual Meeting, you will need to request a legal proxy from your bank, broker, or other nominee well in advance of the 2026 Annual Meeting. We encourage you to vote your proxy by internet, telephone, or mail prior to the meeting, even if you plan to participate in the virtual meeting.

If you experience any technical difficulties or have any questions regarding the virtual meeting website, please call 844-986-0822 (U.S.) or 303-562-9302 (International), and we will endeavor to assist you. If there are any technical issues in convening or hosting the meeting, we plan to promptly post information to our Investor Relations website, investor.uber.com, including information on when the meeting will be reconvened.

4. Can I change or revoke my vote after I return my proxy card?

Yes. If you are the stockholder of record, you can change or revoke your proxy before the 2026 Annual Meeting by internet, telephone, or mail prior to 11:59 p.m. Eastern Time on May 3, 2026, or by participating in the virtual Annual Meeting and voting. If you are the beneficial owner of shares held in street name, you must follow the instructions for changing or revoking your proxy provided by your broker, bank, or other nominee.

You are the "stockholder of record" for any Company shares that you own directly in your name.

You are a "beneficial stockholder" of shares held in street name if your Company shares are held in an account with a broker, bank, or other nominee as custodian on your behalf. The broker, bank, or other nominee is considered the stockholder of record of these shares, commonly referred to as holding the shares in "street name." As the beneficial owner, you have the right to instruct the broker, bank, or other nominee how to vote your shares.

5. How do I vote shares not held under my name?

If your shares are held in street name by a nominee, the Notice or proxy materials, as applicable, are being forwarded to you by that organization, and you should follow the instructions for voting as set forth on that organization's voting instruction card.

Under the rules and practices of the NYSE, if you hold shares through a nominee, your nominee is permitted to vote your shares on certain "routine" matters in its discretion even if the nominee does not receive instructions from you. The proposal to ratify the appointment of PricewaterhouseCoopers LLP is considered a "routine" matter, and your nominee will have discretionary authority to vote your shares if you do not provide instructions as to how your shares should be voted on this proposal. The proposals to elect directors, to approve, on an advisory basis, the compensation of our NEOs, to approve, on an advisory basis, and the frequency of stockholder approval of the compensation of our NEOs, are "non-routine" matters. The absence of voting instructions from you to your nominee on these "non-routine" matters will result in a "broker non-vote" because the nominee does not have discretionary voting power for those proposals. "Broker non-votes" and "withhold" votes do not constitute votes properly cast favoring or opposing proposals on "non-routine" matters.

6. What vote is required for approval of proposals?

Proposal 1: **Election of 10 director nominees named in this proxy statement**	Each of the 10 nominees for director who receives a majority of votes properly cast will be elected as a member of our Board (i.e., the number of shares voted "FOR" the proposal must exceed the number of shares voted "AGAINST" the proposal). Abstentions and "broker non-votes" will not have any effect on the outcome of this vote.
Proposal 2: **Advisory vote to approve 2025 named executive officer compensation**	To pass, the proposal to approve, on an advisory basis, the 2025 compensation of our NEOs must be approved by the affirmative vote of the majority of votes present and entitled to vote. The vote will be given due regard by, but will not be binding on, the Board. Abstentions will count as a vote against and "broker non-votes" will not have any effect on the outcome of this vote.
Proposal 3: **Advisory vote to approve the frequency of future advisory Say-on-Pay votes**	Stockholders have the choice of voting for advisory Say-on-Pay votes to occur once every one, two, or three years, or abstaining from the vote. The choice receiving the highest number of advisory votes will be considered the majority of votes present and entitled to vote. The vote will be given due regard by, but will not be binding on, the Board. Abstentions will have the same effect as a vote against, and "broker non-votes" will have no effect on the outcome of the vote.
Proposal 4: **Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2026**	To pass, the proposal to ratify the appointment of PricewaterhouseCoopers LLP must be approved by the affirmative vote of the majority of votes present and entitled to vote. Abstentions will count as a vote against this proposal. Your nominee will have discretionary authority to vote your shares if you do not provide instructions as to how your shares should be voted on this proposal.

7. Who bears the cost of the Company's proxy solicitation?

The Company will bear the cost of the solicitation of proxies by the Company. Proxies may be solicited by officers, directors, and employees of the Company, none of whom will receive any additional compensation for their services. Innisfree M&A Incorporated may solicit proxies on behalf of the Company at a cost we anticipate will not exceed $40,000. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email, or the internet. The Company will pay persons holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks, and other fiduciaries, for the expense of forwarding solicitation materials to their principals. The Company will pay all proxy solicitation costs.

8. How do I participate in the 2026 Annual Meeting virtually?

The 2026 Annual Meeting will be conducted virtually via a webcast available at www.virtualshareholdermeeting.com/UBER2026 in accordance with the Rules of Conduct which are set forth on page 88 in their entirety. You are entitled to participate in the 2026 Annual Meeting via the webcast if you were a stockholder as of the close of business on March 12, 2026, the record date, or hold a valid proxy for the meeting. To be admitted to the 2026 Annual Meeting at www.virtualshareholdermeeting.com/UBER2026, you must enter the 16-digit control number found next to the label "Control Number" for postal mail recipients or within the body of the email sending you this proxy statement. If you do not have your 16-digit control number, you will be able to login as a guest but will not be able to vote your shares or submit questions during the meeting.

The stockholders' question and answer session will include questions submitted in advance of, and questions submitted live during, the 2026 Annual Meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your Control Number. Questions may be submitted during the 2026 Annual Meeting through www.virtualshareholdermeeting.com/UBER2026.

9. Why were my proxy materials included in the same envelope as other people at my address?

Stockholders of record who have the same address and last name and have not previously requested electronic delivery of proxy materials will receive a single envelope containing the Notices for all stockholders having that address. The Notice for each stockholder will include that stockholder's unique control number needed to vote his or her shares. This procedure reduces our printing costs and postage fees. If you prefer to receive a separate copy of the proxy

materials, please call us at 1-800-579-1639 in the United States, or inform us in writing at: www.proxyvote.com, or by email at sendmaterial@proxyvote.com. We will promptly deliver a separate copy of the proxy materials in response to any such request. If, in the future, you do not wish to participate in householding, you should contact us at the above phone number, address or email.

For those stockholders who have the same address and last name and who request to receive a printed copy of the proxy materials by mail, we will send only one copy of such materials to each address unless one or more of those stockholders notifies us, in the same manner described above, that they wish to receive a printed copy for each stockholder at that address.

Beneficial stockholders can request information about householding from their banks, brokers, or other holders of record.

Your Vote Is Important

Please vote your proxy promptly so your shares can be represented, even if you plan to participate in the virtual Annual Meeting. You can vote by internet, by telephone, or by requesting a printed copy of the proxy materials and using the enclosed proxy card.

Our proxy tabulator, Broadridge Financial Solutions, Inc. must receive any proxy that will not be delivered electronically at the virtual 2026 Annual Meeting by 11:59 p.m. Eastern Time on May 3, 2026.

Rules of Conduct

It is our desire to conduct a fair and informative Annual Meeting. To that end, we will conduct the 2026 Annual Meeting in accordance with the Rules of Conduct set forth below.

The Rules of Conduct for the 2026 Annual Meeting are as follows:

1. Our Company's bylaws describe requirements for meetings of our stockholders. The Chair of the Annual Meeting (Chair) will conduct the meeting in a manner consistent with those requirements.

2. The only business matters to be conducted at the Annual Meeting are the matters set forth in the Notice of Annual Meeting of Stockholders and 2026 Proxy Statement dated March 23, 2026.

3. Each stockholder as of the close of business on March 12, 2026, the record date, wishing to attend, vote, or ask questions during the virtual Annual Meeting will have an opportunity to do so by following these Rules of Conduct.

4. Because this is a meeting of our stockholders, only our stockholders of record as of the record date are permitted to vote or submit questions while participating in the virtual Annual Meeting. To vote or submit questions, please login as a stockholder by entering the 16-digit control number you received with your proxy materials. If you have voted your shares prior to the start of the Annual Meeting, your vote has been received by the Company's inspector of elections and there is no need to vote those shares during the Annual Meeting, unless you wish to revoke or change your vote.

5. We will strictly follow the agenda as we conduct the meeting.

6. There are four management proposals. Management's position on these proposals is already stated in the proxy materials that you received. The proxy materials are also available on the virtual meeting website at www.virtualshareholdermeeting.com/UBER2026 and at www.proxyvote.com.

7. The Chair may, in his discretion, limit the time and extent of any discussion and the time and extent to which any person or persons may be heard. Only a stockholder who has submitted a stockholder proposal or his, her or its designated agent may present a stockholder proposal. Each such stockholder or his, her or its agent will be given a maximum time of two minutes in live form to present their proposal.

8. Nominations made during the meeting for membership on the Board will not be accepted unless the stockholder has previously notified the Corporate Secretary in writing of the intent to make the nomination (following all procedures set forth in the Company's bylaws), and the person nominated has given written consent to such nomination and agreed to serve if elected. No stockholders have provided timely notice of the intent to make nominations.

9. Following adjournment of the formal business of the Annual Meeting, the Company will address appropriate questions from stockholders regarding the Company. Such questions may be submitted in the field provided in the web portal during the Annual Meeting.

10. We have allotted 30 minutes for Q&A, with two minutes for each question. To allow us to answer questions from as many stockholders as possible, we will limit each stockholder to one question. It will help us if questions are succinct and cover only one topic per question. Questions from multiple stockholders on the same topic or that are otherwise related may be grouped, summarized, and answered together.

11. We will answer questions submitted before the meeting first, then questions from the floor of the meeting.

12. Stockholder questions are welcome, however the Company does not intend to address any questions that are, among other things:
    - irrelevant to the business of the Company or to the business of the Annual Meeting;
    - related to material non-public information of the Company;
    - related to personal matters or grievances;
    - derogatory or otherwise in bad taste;
    - repetitious statements already made by another stockholder;
    - in furtherance of the stockholder's personal or business interests; or
    - out of order or not otherwise suitable for the conduct of the Annual Meeting as determined by the Chair or Corporate Secretary in their reasonable judgment.

13. If there are any matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, such matters or questions may be raised separately after the Annual Meeting by contacting Uber's Investor Relations team at investor@uber.com.

14. In the event of technical malfunction or other significant problem that disrupts the Annual Meeting, the Chair may adjourn, recess, or expedite the Annual Meeting, or take such other action that the Chair determines is appropriate in light of the circumstances.

15. Recording of the Annual Meeting is strictly prohibited. A webcast playback will be available at www.virtualshareholdermeeting.com/UBER2026 after the meeting, for one year following the Annual Meeting. If there are questions pertinent to meeting matters that cannot be answered during the Annual Meeting due to time constraints, we will post answers to a representative set of such questions at investor.uber.com.

2027 Annual Meeting of Stockholders Information

Specific information on how to file notices, proposals, and/or recommendations pursuant to either SEC Rule 14a-8 or the provisions in the Company's bylaws is noted in the following sections. All notices/ proposals/recommendations should be sent to:

Uber Technologies, Inc.
c/o Corporate Secretary
1725 3rd Street
San Francisco, California 94158

2027 Annual Meeting of Stockholders Date and Stockholder Proposals

It is anticipated that the 2027 Annual Meeting of Stockholders will be held on May 3, 2027. Pursuant to regulations issued by the SEC, to be considered for inclusion in the Company's proxy statement for presentation at that meeting, all stockholder proposals pursuant to Rule 14a-8 must be received by the Company on or before the close of business on November 23, 2026.

Annual Meeting Advance Notice Requirements

The Company's bylaws establish an advance notice procedure for stockholders to present business to be conducted at the 2027 Annual Meeting of Stockholders. In order for a stockholder to present a proposal at the 2027 Annual Meeting of Stockholders pursuant to the advance notice bylaw, the Company must receive written notice of the proposal no earlier than January 4, 2027 and no later than February 3, 2027, and the written notice must comply with the requirements set forth in the Company's bylaws.

The Nominating and Governance Committee will consider director nominees recommended by stockholders as set forth below.

- Under the Company's bylaws, a stockholder who wishes to directly nominate a director candidate at the 2027 Annual Meeting of Stockholders must give the Company written notice no earlier than January 4, 2027 and no later than February 3, 2027. The notice must contain prescribed information about the candidate and about the stockholder proposing the candidate, in accordance with the requirements set forth in the Company's bylaws.

- In order to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees at our 2027 Annual Meeting of Stockholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act. Such notice must be received no later than March 5, 2027.

- The Nominating and Governance Committee and the Board evaluate each nominee based on the selection criteria listed in the corporate governance guidelines, including those nominees recommended by stockholders.

Other Matters

The Board is not aware of any other matters that will be presented for consideration at the 2026 Annual Meeting. However, if any other matters are properly brought before the 2026 Annual Meeting, the persons named in the accompanying proxy intend to vote on those matters in accordance with their best judgment.

Appendix A—Supplemental Information About Financial Measures

To supplement our financial information, which is prepared and presented in accordance with generally accepted accounting principles in the United States of America (GAAP), we use the following non-GAAP financial measures in this proxy statement: Adjusted EBITDA and free cash flow. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We use these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period- to-period comparisons. We believe that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our recurring core business operating results.

We believe that both management and stockholders benefit from referring to these non-GAAP financial measures in assessing our performance and when planning, forecasting, and analyzing future periods. These non-GAAP financial measures also facilitate management's internal comparisons to our historical performance. We believe these non-GAAP financial measures are useful to stockholders both because (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and (2) they are used by our institutional stockholders and the analyst community to help them analyze the health of our business. Accordingly, we believe that these non-GAAP financial measures provide useful information to stockholders and others in understanding and evaluating our operating results in the same manner as our management team and Board. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

There are a number of limitations related to the use of non-GAAP financial measures. In light of these limitations, we provide specific information regarding the GAAP amounts excluded from these non-GAAP financial measures and evaluate these non-GAAP financial measures together with their relevant financial measures in accordance with GAAP.

Financial measures in the Proxy Statement Summary and Business Highlights of this proxy statement, unless otherwise indicated, are reproduced from our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on February 13, 2026.

Non-GAAP Reconciliations

Adjusted EBITDA Reconciliation ($ in Millions)

(In millions)	Three Months Ended December 31,		Year Ended December 31,	
	2024	**2025**	**2024**	**2025**
Adjusted EBITDA reconciliation:				
Net income attributable to Uber Technologies, Inc.	**$ 6,883**	**$ 296**	**$ 9,856**	**$ 10,053**
Add (deduct):				
Net income (loss) attributable to non-controlling interests, net of tax	18	21	(11)	40
Loss from equity method investments	10	14	38	53
Provision for (benefit from) income taxes	(6,002)	(40)	(5,758)	(4,346)
Other (income) expense, net	(65)	1,568	(1,128)	68
Interest expense	117	115	523	440
Interest income	(191)	(200)	(721)	(743)
Income from Operations	**770**	**1,774**	**2,799**	**5,565**
Add (deduct):				
Depreciation and amortization	169	185	711	719
Stock-based compensation expense	419	451	1,796	1,826
Legal, non-income tax, and regulatory reserve changes and settlements	462	57	1,123	564
Goodwill and asset impairments/loss on sale of assets, net	6	–	3	2
Acquisition, financing and divestitures related expenses	9	15	25	43
Loss on lease arrangement, net	2	–	2	2
Restructuring and related charges	5	5	25	9
Adjusted EBITDA	**$1,842**	**$ 2,487**	**$ 6,484**	**$ 8,730**

Free Cash Flow Reconciliation ($ in Millions)

(In millions)	Three Months Ended December 31,		Year Ended December 31,	
	2024	2025	2024	2025
Free cash flow reconciliation:				
Net cash provided by operating activities	$ 1,750	$ 2,883	$ 7,137	$ 10,099
Purchases of property and equipment	(44)	(75)	(242)	(336)
Free cash flow	$ 1,706	$ 2,808	$ 6,895	$ 9,763

Key Terms for Our Key Metrics and Non-GAAP Financial Measures [1]

Adjusted EBITDA. Adjusted EBITDA is a Non-GAAP measure. We define Adjusted EBITDA as net income (loss), excluding (i) income (loss) from discontinued operations, net of income taxes, (ii) net income (loss) attributable to non-controlling interests, net of tax, (iii) provision for (benefit from) income taxes, (iv) income (loss) from equity method investments, (v) interest expense, (vi) interest income, (vii) other income (expense), net, (viii) depreciation and amortization, (ix) stock-based compensation expense, (x) certain legal, non-income tax, and regulatory reserve changes and settlements, (xi) goodwill and asset impairments/loss on sale of assets, (xii) acquisition, financing and divestitures related expenses, (xiii) restructuring and related charges and (xiv) other items not indicative of our ongoing operating performance.

Adjusted EBITDA Margin. Adjusted EBITDA Margin is a Non-GAAP measure. We define Adjusted EBITDA margin as Adjusted EBITDA as a percentage of Gross Bookings. We define incremental margin as the change in Adjusted EBITDA between periods divided by the change in Gross Bookings between periods.

Constant Currency. We compare the percent change in our current period results from the corresponding prior period using constant currency disclosure. We present constant currency growth rate information to provide a framework for assessing how our underlying revenue performed excluding the effect of foreign currency rate fluctuations. We calculate constant currency by translating our current period financial results using the corresponding prior period's monthly exchange rates for our transacted currencies other than the U.S. dollar.

Courier. The term Courier refers to delivery service providers.

Delivery. The term Delivery refers to our Delivering segment. Our Delivery offering allows consumers to search for and discover the best of local commerce - from restaurants to grocery, alcohol, convenience, and other retailers - order a meal or other items, and either pick-up at the restaurant or have it delivered.

Driver. The term Driver collectively refers to independent providers of ride or delivery services who use our platform to provide Mobility or Delivery services, or both.

Free Cash Flow. Free cash flow is a Non-GAAP measure. We define free cash flow as net cash flows from operating activities less capital expenditures.

Gross Bookings. We define Gross Bookings as the total dollar value, including any applicable taxes, tolls, and fees, of: Mobility rides, Delivery orders (in each case without any adjustment for consumer discounts and refunds, Driver and Merchant earnings, and Driver incentives) and Freight revenue. Gross Bookings do not include tips earned by Drivers. Gross Bookings are an indication of the scale of our current platform, which ultimately impacts revenue.

Merchant. The term Merchant collectively refers to restaurants, grocers, and other stores.

Mobility. The term Mobility refers to our Mobility segment. Our Mobility offering connects consumers with a wide range of transportation modalities, such as ridesharing, carsharing, micromobility, rentals, public transit, taxis, and more - helping customers go almost anywhere they need.

Monthly Active Platform Consumers (MAPCs). MAPCs is the number of unique consumers who completed a Mobility ride or received a Delivery order on our platform at least once in a given month, averaged over each month in the quarter. While a unique consumer can use multiple product offerings on our platform in a given month, that unique consumer is counted as only one MAPC. We use MAPCs to assess the adoption of our platform and frequency of transactions, which are key factors in our penetration of the countries in which we operate.

Rider. The term Rider refers to a consumer of our ride services.

Trips. We define Trips as the number of completed consumer Mobility rides and Delivery orders in a given period. For example, an UberX Share ride with three paying consumers represents three unique Trips, whereas an UberX ride with three passengers represents one Trip. We believe that Trips are a useful metric to measure the scale and usage of our platform.

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[1] For additional information regarding key terms for our key metrics and Non-GAAP Financial Measures, please see our Annual Report on Form 10-K for the year ended December 31, 2025.

Uber

1725 3rd Street
San Francisco, California 94158

uber.com